02 FEB 11 AM 8:25

SATS

5 February 2002

(Exemption No: 82-5117)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450th Fifth Street, N.W.
Washington D.C. 20549
United States of America

02015008

BY COURIER

SUPPL

Ladies and Gentleman

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We enclose one bound document containing copies of Company announcements made pursuant to the Listing Rules of the Singapore Exchange Securities Trading Limited ("SGX-ST"), and filings with the Singapore Registry of Companies under the Singapore Companies Act (Cap. 50), as per attached lists, made by Singapore Airport Terminal Services Limited ("SATS") up to the date of this letter.

In addition, we are also enclosing 1 copy each of the following for your attention:-

1) SATS Annual Report 2000/2001;

2) SATS Summary Report 2000/2001;

3) Circular to Shareholders relating to proposed modifications to the SATS Employee Share Option Plan and proposed modifications to, and renewal of, the SATS Shareholders' Mandate for Interested Person Transactions; and

4) Information Memorandum relating to SATS SGD500M Medium Term Note ("MTN") Programme.

Yours truly

ANNABELLE YIP
Senior Manager (Legal)

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

encl

Exemption No: 82-5117

02 FEB 11 AM 8:53

(Exemption No: 82-5117)

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED ("SATS")

(Exemption No: 82-5117)

Listed Companies' Announcements - By Company

The information listed here is sent to the SGX electronically by the listed companies. They are current but in no way representative of all company announcements. Results based announcements are kept for maximum of 1 year and the rest of the announcements are up till 3 months.

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Release Date Announcement Details

▼SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Release Date	Announcement Details
Jan 22 2002	DECLARATION OF DIRECTORS' SHAREHOLDINGS IN RELATED CORPORATION
Jan 16 2002	OPERATIONAL DATA FOR OCTOBER TO DECEMBER 2001
Dec 28 2001	Associated Company in India
Dec 07 2001	DECLARATION OF DIRECTOR'S SHAREHOLDING IN RELATED CORPORATION
Dec 07 2001	DECLARATION OF DIRECTOR'S SHAREHOLDING IN RELATED CORPORATION
Dec 04 2001	Others on 05/05/2000. 10,000 shares pertaining to substantial shareholder TEMASEK HOLDINGS (PRIVATE) LIMITED
Nov 09 2001	DECLARATION OF DIRECTOR'S SHAREHOLDING IN RELATED CORPORATION
Nov 02 2001	CHANGE IN PLACE AT WHICH REGISTER OF MEMBERS AND INDEX IS KEPT
Oct 26 2001	Half Year Financial Statement And Dividend Announcement
Oct 26 2001	CORRIGENDUM - ANNOUNCEMENT MADE ON 24 OCTOBER 2001 RELATING TO CHANGE IN SUBSTANTIAL

- SHAREHOLDER'S DEEMED INTEREST
- Oct 24 2001 Sales in open market at own discretion on 18/10/2001. -54,000 shares pertaining to substantial shareholder TEMASEK HOLDINGS (PRIVATE) LIMITED
- Oct 24 2001 Sales in open market at own discretion on 18/10/2001. -74,000 shares pertaining to substantial shareholder TEMASEK HOLDINGS (PRIVATE) LIMITED
- Oct 24 2001 Sales in open market at own discretion on 19/10/2001. -261,000 shares pertaining to substantial shareholder TEMASEK HOLDINGS (PRIVATE) LIMITED
- Oct 24 2001 Sales in open market at own discretion on 19/10/2001. -198,000 shares pertaining to substantial shareholder TEMASEK HOLDINGS (PRIVATE) LIMITED
- Oct 15 2001 CHANGE OF DATE OF ANNOUNCEMENT OF THE COMPANY'S HALF YEAR FINANCIAL STATEMENT FOR FINANCIAL YEAR 2001/2002
- Oct 12 2001 INCORPORATION OF SUBSIDIARY – AEROLOG EXPRESS PTE LTD
- Oct 05 2001 SATS Enters Into A Joint Venture With YCH For Air Cargo Delivery Services
- Sep 26 2001 Singapore Airport Terminal Services Limited and The Indian Hotels Company Limited set up Indian joint venture company for airline catering business
- Sep 26 2001 Reissue of Announcement in connection with the TAJ SATS Air Catering JV.
- Sep 21 2001 DECLARATION OF DIRECTORS' SHAREHOLDINGS IN RELATED CORPORATION
- Sep 20 2001 DECLARATION OF DIRECTORS' SHAREHOLDINGS IN RELATED CORPORATION
- Sep 18 2001 Sales in open market at own discretion on 13/09/2001. -113,000 shares pertaining to substantial shareholder Temasek Holdings (Private) Limited
- Sep 03 2001 CORRIGENDUM - ANNOUNCEMENT MADE ON 29 AUGUST 2001 RELATING TO CHANGE IN SUBSTANTIAL SHAREHOLDER'S DEEMED INTEREST
- Aug 29 2001 Sales in open market at own discretion on 08/08/2001. -50,000 shares pertaining to substantial shareholder TEMASEK HOLDINGS (PRIVATE) LIMITED
- Aug 29 2001 Sales in open market at own discretion on 10/08/2001. -50,000 shares pertaining to substantial shareholder TEMASEK HOLDINGS (PRIVATE) LIMITED
- Aug 29 2001 Sales in open market at own discretion on 14/08/2001. -50,000 shares pertaining to substantial shareholder TEMASEK HOLDINGS (PRIVATE) LIMITED
- Aug 29 2001 Sales in open market at own discretion on 15/08/2001. -50,000 shares pertaining to substantial shareholder TEMASEK HOLDINGS (PRIVATE) LIMITED
-

Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

DECLARATION OF DIRECTORS' SHAREHOLDINGS IN RELATED CORPORATION

1) Dr Hong Hai, a Director of Singapore Airport Terminal Services Limited ("SATS"), has purchased the following shares of Chartered Semiconductor Manufacturing Ltd ("CSM"):-

- 4,000 shares, on 7 January 2002, at $5.30 per share
- 2,000 shares, on 16 January 2002, at $5.05 per share

2) Mr Richard Gomez, a Director of SATS Security Services Pte Ltd, a wholly owned subsidiary of SATS, sold 5,000 shares of Singapore Airlines Limited ("SIA") on 10 January 2002 at $13.20 per share.

Submitted by Annabelle Yip, Company Secretary on 22/01/2002 to the SGX

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Listed Companies' Announcement

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

OPERATIONAL DATA FOR OCTOBER TO DECEMBER 2001

The operational statistics for SATS for the months of October to December 2001 are as follows:

	October 2001	October 2000	% change
Flights Handled ('000)	6.38	6.41	(0.5)
Unit Services Handled ('000)	6.51	6.54	(0.5)
Cargo & Mail Handled ('000 tonnes)	110.41	128.12	(13.8)
Passengers Handled ('M)	1.77	2.01	(11.8)
Gross Meals Produced ('M)	1.66	1.93	(14.1)
Unit Meals Produced ('M)	1.34	1.60	(16.2)

	November 2001	November 2000	% change
Flights Handled ('000)	6.13	6.32	(3.0)
Unit Services Handled ('000)	6.33	6.46	(2.0)
Cargo & Mail Handled ('000 tonnes)	115.80	127.26	(9.0)
Passengers Handled ('M)	1.78	2.04	(13.0)
Gross Meals Produced ('M)	1.62	1.93	(15.8)
Unit Meals Produced ('M)	1.31	1.59	(17.5)

	December 2001	December 2000	% change
Flights Handled ('000)	6.35	6.50	(2.2)
Unit Services Handled ('000)	6.57	6.63	(0.9)
Cargo & Mail Handled ('000 tonnes)	113.71	122.58	(7.2)
Passengers Handled ('M)	2.08	2.19	(4.7)
Gross Meals Produced ('M)	1.85	1.97	(6.3)

Unit Meals Produced ('M) 1.48 1.60 (7.5)

In December we continue to see declines on all factors for the third month running. However, the declines are not as sharp as those seen in October-November 2001.

The statistics above have been previously made available to analysts/media and are available at the following website:
http://www.irasia.com/listco/sg/sats/operdata_2002.htm

Submitted by Annabelle Yip, Company Secretary on 16/01/2002 to the SGX

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Listed Companies' Announcement

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

DECLARATION OF DIRECTOR'S SHAREHOLDING IN RELATED CORPORATION

This is to inform you that Dr Hong Hai, a Director of Singapore Airport Terminal Servic Limited, purchased 10,000 shares of ST Assembly Test Services Ltd (each a "STATS share") on 7 December 2001, at the price of $2.08 per STATS share.

Dr Hong Hai's total shareholding in STATS after this purchase stands at 20,000 STATS shares.

Submitted by Annabelle Yip, Company Secretary on 07/12/2001 to the SGX

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Listed Companies' Announcement

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

DECLARATION OF DIRECTOR'S SHAREHOLDING IN RELATED CORPORATION

This is to inform you that Dr Hong Hai, a Director of Singapore Airport Terminal Servic Limited, purchased 10,000 shares of ST Assembly Test Services Ltd (each a "STATS share") on 6 December 2001, at the price of $2.08 per STATS share for 5,000 STATS shares, and at the price of $2.10 per STATS share for the balance 5,000 STATS shares.

Submitted by Annabelle Yip, Company Secretary on 07/12/2001 to the SGX

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Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Associated Company in India

Pursuant to the announcement issued by the Company on 25 September 2001 entitled "Reissue of Announcement in connection with the Taj SATS Air Catering JV", the Company wishes to announce that Taj Air Caterers Limited ("TACL"), a public company incorporated in India on 28 August 2001, which is in the process of changing its name to "Taj SATS Air Catering Limited", or such other name incorporating "SATS" and "Taj" in it as approved by the Registry of Companies in India, became an associated company of the Company upon the completion of the transaction announced on 25 September 2001 and the Company's consequent subscription for shares in TACL. On 12 December 2001, the Company was allotted 7350000 shares of par value Indian Rupees 10 each in TACL representing 49% of the issued and paid up share capital of TACL.

Submitted by Annabelle Yip, Company Secretary on 28/12/2001 to the SGX

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Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	TEMASEK HOLDINGS (PRIVATE) LIMITED
Date of notice to company:	27 Nov 2001
Date of change of interest:	05 May 2000
Name of registered holder:	CDP:ASIA AIRFREIGHT TERMINAL
Circumstance giving rise to the change:	Others
Please specify details:	INITIAL PUBLIC OFFERING

Shares held in the name of registered holder

No. of shares of the change:	10,000
% of issued share capital:	-
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	870,200,000
% of issued share capital:	87.02
No. of shares held after change:	870,210,000
% of issued share capital:	87.02

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	870,200,000	-
% of issued share capital:	87.02	-

No. of shares held after change:	870,210,000
-	
% of issued share capital:	87.02
-	
Total shares:	

Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50.

This transaction was reported to us on 27 Nov 2001.

Submitted by Annabelle Yip, Company Secretary on 04/12/2001 to the SGX

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Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

CHANGE IN PLACE AT WHICH REGISTER OF MEMBERS AND INDEX IS KEPT

The Company wishes to announce that the building in which its Share Registrar, KPMG, is located has been renamed as "The Corporate Office".

Accordingly, the address at which the Company's Register of Members and Index is being kept is n known as:-

138 Robinson Road #17-00
The Corporate Office
Singapore 068906

Submitted by Annabelle Yip, Company Secretary on 02/11/2001 to the SGX

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Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

DECLARATION OF DIRECTOR'S SHAREHOLDING IN RELATED CORPORATION

This is to inform the Singapore Exchange Securities Trading Limited that Chew Khiam Soon Josepl Director of SATS Catering Pte Ltd, on 23 October 2001 acquired 10,000 shares at $2.24 per share ii Singapore Technologies Engineering Ltd, a related corporation of Singapore Airport Terminal Services Limited and SATS Catering Pte Ltd.

Submitted by Annabelle Yip, Company Secretary on 09/11/2001 to the SGX

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Listed Companies' Announcement

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Half Year Financial Statement And Dividend Announcement

Half-year financial statement on consolidated results for the six months ended 30 September 2001.
These figures have not been audited.

-	-	Group			Company		
--	--	S$M		%	S$M		%
-	-	Apr - Sep 2001	Apr - Sep 2000	Change	Apr - Sep 2001	Apr - Sep 2000	Change
1.(a)	Revenue	464.5	437.2	+6.2	33.5	27.1	+23.6
1.(b)	Investment income	0	0	-	0	0	-
1.(c)	Other income including interest income	2.5	1.2	+108.3	2.5	1	+150.0
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	167.3	124.2	+34.7	21.6	16.2	+33.3
2.(b)(i)	Interest on borrowings	(3)	(2.5)	+20.0	(5)	(4.5)	+11.1
2.(b)(ii)	Depreciation and amortisation	(26.9)	(18.7)	+43.9	(12.7)	(9.2)	+38.0
2.(b)(iii)	Foreign exchange gain/ (loss)	(0.3)	0.1	-	(0.3)	0.1	-
2.(c)	Exceptional items						
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign	137.1	103.1	+33.0	3.6	2.6	+38.5

	exchange gain/(loss) and exceptional items						
2.(e)	Income derived from associated companies	11.6	9.8	+18.4	83.9	76.6	+9.5
2.(f)	Less income tax	(35.9)	(20.1)	+78.6	(21.7)	(14.9)	+45.6
2.(g)(i)	Operating profit after tax before deducting minority interests	112.8	92.8	+21.6	65.8	64.3	+2.3
2.(g)(ii)	Less minority interests						
2.(h)	Operating profit after tax attributable to members of the company	112.8	92.8	+21.6	65.8	64.3	+2.3
2.(i)(i)	Extraordinary items						
2.(i)(ii)	Less minority interests						
2.(i)(iii)	Extraordinary items attributable to members of the company						
2.(i)(iv)	Transfer to/from Exchange Reserve						
2.(i)(v)	Transfer to Capital Reserve						
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	112.8	92.8	+21.6	65.8	64.3	+2.3

Group Figures

		Apr - Sep 2001	Apr - Sep 2000
3.(a)	Earnings per share based on 2(h) above after deducting any provision for preference dividends:-		
3.(a)(i)	Based on existing issued share capital	11.3 cents	9.3 cents
3.(a)(ii)	On a fully diluted basis	11.3 cents	9.3 cents
3.(b)	Earnings per share based on 2(j) above:-		
	(i) Based on existing issued share capital	11.3 cents	9.3 cents
	(ii) On a fully diluted basis	11.3 cents	9.3 cents
3.(c)	Net tangible asset backing per ordinary share	85.6 cents	68.9 cents

4.(a) <u>Amount of any adjustment for under or overprovision of tax in respect of prior years</u>

NIL

4.(b) Amount of any pre-acquisition profits

NIL

4.(c) Amount of profits on any sale of investments and/or properties

NIL

4.(d) Any other comments relating to Paragraph 4

NIL

5.(a) Review of the performance of the company and its principal subsidiaries

.1 The Group's profit after tax increased $20 million (+21.6%) to $ 112.8 million. Revenue was $27.3 million (+6.2%) higher at $464.5 million. Ground handling revenue increased $16.4 million (+8.0%), inflight catering revenue rose $9.7 million (+4.8%), while revenue from other services grew $1.2 million (+4.3%). Revenue increases for both ground handling and inflight catering were mainly because of more flights handled. Expenditure decreased $5.9 million (-1.8%) to $326.9 million. This was mainly due to lower staff costs (-$24.0 million or -12.3%). The staff costs were lower because no profit sharing bonus provision has been made for the current period. In the same period last year, we provided 4.1 months basic salary costing $34.6 million. The computation of profit sharing bonuses is based on profits of the SIA Group.

.2 Operating expenditure excluding staff costs increased $18.1 million (+13.1%). This was because of increases in raw material costs (+$1 million or +2.9%), licensing fees (+$1.7 million or +5.3%) and higher costs associated with

the commissioning of the sixth airfreight terminal (+$8 million).

.3 The Group's shareholders' funds rose $167.4 million (+24.3%) to $856.3 million. Earnings per share rose 2 cents to 11.3 cents. Net tangible assets per share increased 16.7 cents to 85.6 cents on 30 September 2001.

.4 Long-term liabilities increased $201.1 million mainly on account of $200 million Fixed Rate Notes borrowed, through the debt capital market, to refinance short-term borrowings and for payments of overseas investments and capital expenditure.

.5 During the period under review, there were no pre-acquisition profits, or material adjustments for under or over provision of taxation in respect of prior years.

.6 Except for the subsequent events mentioned in paragraph 5(b), no transaction or event of a material or unusual nature has arisen between 30 September 2001 and the date of this report that would substantially affect the results of the Company or the Group.

5.(b) <u>A statement by the Directors of the Company on whether "any item or event of a material</u>

<u>or unusual nature which would have affected materially the results of operations of the Group and Company has occurred between the date to which the report refers and the date on which the report is issued". If none, to include a negative statement.</u>

.1 The Company paid an amount of US$17.7million on 1 October 2001 for a 49% equity interest in a newly incorporated joint venture company, to be known as M/s Taj SATS Air Catering, in India. The other shareholder of the joint venture company is The Indian Hotels Company Limited, a subsidiary of the TATA Group of companies. The joint venture company will provide airline catering services in India.

.2 The Company signed an agreement with M/s YCH Group Pte Ltd on 5 October 2001 to form a new subsidiary company, M/s Aerolog Express Pte Ltd, that will provide air cargo delivery services. M/s Aerolog Express Pte Ltd was duly incorporated in Singapore on 9 October 2001. The Company will hold 70% equity interest in the joint venture company, with M/s YCH Group Pte Ltd holding the remaining 30%. The joint venture company will have authorised and issued and paid up capital of S$1.8 million.

.3 The above investments are expected to have no material impact on the earnings of the Group for the financial year ending 31 March 2002.

6. **Commentary on current year prospects**

.1 The global economic slowdown and the aftermath of the 11 September events in the United States have resulted in a major slowdown of the airline and tourism industry. A few airlines stopped operation, while others reduced flight frequencies to Singapore. Passenger and cargo loads are adversely affected, causing a decline in the Group's revenue from ground handling and catering. We will focus on reducing our cost and improving productivity to lessen the impact.

.2 Barring a sharper downturn, and if staff costs are maintained at the level of the first half, we expect profits for the current year to be comparable with that of last year.

7. **Dividend**

(a) Latest Period

Name of Dividend	Interim
Dividend Type	Cash
Dividend Rate	20 % per ordinary share less tax
Par value of shares	$0.10
Tax Rate	24.5%

(b) Previous Corresponding Period

Name of Dividend	Interim
Dividend Type	Cash
Dividend Rate	20 % per ordinary share less tax
Par value of shares	$0.10
Tax Rate	25.5%

(c) Date payable

29 November 2001

(d) Books closing date

Registrable Transfers received by the company up to 5.00 pm on 13 November 2001 will be registered before entitlements to the dividend are determined.

(e) Any other comments relating to Paragraph 7

.1 Notice is hereby given that the Transfer Books and the Register of Members of the Company will be closed from 15 November 2001 to 16 November 2001 (both dates inclusive) for the preparation of dividend warrants. The interim dividend will be paid on 29 November 2001 to members on the Register as at 13 November 2001.

.2 Duly completed and stamped transfers received by the Share Registrars, KPMG, at 138 Robinson Road #17-00 The Corporate Office, Singapore 068906 up to 5 pm on 13 November 2001 will be registered to determine shareholders' entitlements to the interim dividends.

8. Details of any changes in the company's issued share capital

.1 On 2 July 2001, options were granted under the SATS Employee Share Option Plan ("Plan") to eligible employees to subscribe for 16,784,200 ordinary shares of $0.10 each of the Company ("Shares"), out of which options in respect of 15,350,200 Shares were accepted by the employees. The exercise periods of the said options commence on 2 July 2002 for Senior Executives (as defined under the Plan) and 2 July 2003 for other employees, and expire on 1 July 2011. The exercise price of the Shares under the said options is $1.54 per Share.

.2 As at 30 September 2001, options to subscribe for a total of 47,631,100 Shares are outstanding under the Plan (options to subscribe for a total of 559,300 Shares lapsed pursuant to Rule 8 of the Plan). None of the options granted on 28 March 2000, 3 July 2000 or 2 July 2001 have been exercised to date.

9. Comparative figures of the group's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 30/09/2001		As at 31/03/2001	
Secured	Unsecured	Secured	Unsecured
0	1.0	0	1.0

(b) Amount repayable after one year

As at 30/09/2001		As at 31/03/2001	
Secured	Unsecured	Secured	Unsecured
0	250.7	0	249.6

(c) Any other comments relating to Paragraph 9

NIL

10. Balance sheet

	THE GROUP		THE COMPANY	
	30.9.2001	30.9.2000	30.9.2001	30.9.2000
	S$M	S$M	S$M	S$M
Share capital	100.0	100.0	100.0	100.0
Distributable reserves	775.8	588.4	384.1	282.9
Non-distributable reserves	0.5	0.5	-	-
Shareholders' funds	856.3	688.9	484.1	382.9
Deferred taxation	97.7	89.6	52.5	49.9
Long-term liabilities	250.7	49.6	248.7	46.7
	1,204.7	828.1	785.3	479.5
Represented by:-				
Fixed assets	871.1	817.2	630.3	614.5
Subsidiaries	-	-	36.0	42.0
Associated companies	97.7	74.1	59.6	44.3
Long-term investments	7.9	10.6	7.9	10.6
Loan to third parties	48.7	46.7	48.7	46.7
Current assets	400.4	275.7	258.2	121.9
Less: Current liabilities	(221.1)	(396.2)	(255.4)	(400.5)
	1,204.7	828.1	785.3	479.5

Cash flow Summary

	THE GROUP	
	Apr-Sep 2001	Apr-Sep 2000
	S$M	S$M
Net cash provided by operating activities	82.0	78.4
Net cash used in investing activities	(46.5)	(43.5)
Net cash provided by/(used in) financing activities	(29.4)	1.1
Net increase in cash and cash equivalents	6.1	36.0
Cash and cash equivalents at end of period	176.3	80.8

11 Segmental Results

a) Analysis by business activities (Group)

	Revenue		Profit before interest on borrowings and tax	
	Apr-Sep 2001 S$M	Apr-Sep 2000 S$M	Apr-Sep 2001 S$M	Apr-Sep 2000 S$M
Inflight catering	213.9	204.2	66.0	51.8
Ground handling	221.3	204.9	71.0	52.8
Other services *	29.3	28.1	14.7	10.8
	464.5	437.2	151.7	115.4

* Other services include aviation security services, airline laundry services and leasing of office space to airline clients and cargo agents.

b) Analysis by geographical location (Group)

	Revenue		Profit before interest on borrowings and tax	
	Apr-Sep 2001 S$M	Apr-Sep 2000 S$M	Apr-Sep 2001 S$M	Apr-Sep 2000 S$M
Singapore	464.5	437.2	139.6	105.6
Overseas	-	-	12.1	9.8
	464.5	437.2	151.7	115.4

BY ORDER OF THE BOARD

Annabelle Yip Wai Ping
Company Secretary
26 October 2001
Singapore
Also available on SATS website : http://www.sats.com.sg

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Listed Companies' Announcement

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

CORRIGENDUM - ANNOUNCEMENT MADE ON 24 OCTOBER 2001 RELATING TO CHANGE IN SUBSTANTIAL SHAREHOLDER'S DEEMED INTEREST

We refer to the announcement made on 24 October 2001 relating to 74,000 shares in the Company sold by CDP: UOB Asset Management, resulting in a change of Temasek Holdings (Private) Limit deemed interest in the Company from 870,733,000 shares to 870,659,000 shares. The amount of consideration per share should have been stated as $1.0967 and not $1.0987. We apologise for the error.

Submitted by Annabelle Yip Wai Ping, Company Secretary on 26/10/2001 to the SGX

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	TEMASEK HOLDINGS (PRIVATE) LIMITED
Date of notice to company:	23 Oct 2001
Date of change of interest:	18 Oct 2001
Name of registered holder:	CDP: UOB ASSET MANAGEMENT
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	(74,000)
% of issued share capital:	-
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.0987
No. of shares held before change:	-
% of issued share capital:	-
No. of shares held after change:	-
% of issued share capital:	-

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed
No. of shares held before change:	870,733,000
% of issued share capital:	87.07
No. of shares held after change:	870,659,000
% of issued share capital:	87.07
Total shares:	-

Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50.

This transaction was reported to us on 23 Oct 2001

Submitted by Annabelle Yip, Company Secretary on 24/10/2001 to the SGX

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Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	TEMASEK HOLDINGS (PRIVAT
Date of notice to company:	22 Oct 2001
Date of change of interest:	18 Oct 2001
Name of registered holder:	CDP:UOB ASSET MANAGEME
Circumstance giving rise to the change:	Sales in open market at own dis

Shares held in the name of registered holder

No. of shares of the change:	(54,000)
% of issued share capital:	-
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.0967
-	
No. of shares held before change:	-
% of issued share capital:	-
No. of shares held after change:	-
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed
No. of shares held before change:	870,787,000
- % of issued share capital:	87.08
- No. of shares held after change:	870,733,000
- % of issued share capital:	87.07
- Total shares:	

Temasek Holdings is deemed to be interested in these shares under Section
Companies Act, Cap 50.

This transaction was reported to us on 22 Oct 2001.

Submitted by Annabelle Yip, Company Secretary on 24/10/2001 to the SGX

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Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	TEMASEK HOLDINGS (PRIVAT
Date of notice to company:	23 Oct 2001
Date of change of interest:	19 Oct 2001
Name of registered holder:	CDP: UOB ASSET MANAGEME
Circumstance giving rise to the change:	Sales in open market at own dis

Shares held in the name of registered holder

No. of shares of the change:	(261,000)
% of issued share capital:	-
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.0844
No. of shares held before change:	-
% of issued share capital:	-
No. of shares held after change:	-
% of issued share capital:	-

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed
No. of shares held before change:	870,659,000
% of issued share capital:	87.07
No. of shares held after change:	870,398,000
% of issued share capital:	87.04
Total shares:	

Temasek Holdings is deemed to be interested in these shares under Section Companies Act, Cap 50.

This transaction was reported to us on 23 Oct 2001

Submitted by Annabelle Yip, Company Secretary on 24/10/2001 to the SGX

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Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	TEMASEK HOLDINGS (PRIVATE
Date of notice to company:	23 Oct 2001
Date of change of interest:	19 Oct 2001
Name of registered holder:	CDP: UOB ASSET MANAGEMENT
Circumstance giving rise to the change:	Sales in open market at own disc

Shares held in the name of registered holder

No. of shares of the change:	(198,000)
% of issued share capital:	-
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.0844
No. of shares held before change:	-
% of issued share capital:	-
No. of shares held after change:	-
% of issued share capital:	-

Holdings of Substantial Shareholder including direct and deemed interest

	Direct	Deemed
No. of shares held before change:	-	870,398,000
% of issued share capital:	-	87.04
No. of shares held after change:	-	870,200,000
% of issued share capital:	-	87.02
Total shares:	-	

Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50.

This transaction was reported to us on 23 Oct 2001

Submitted by Annabelle Yip, Company Secretary on 24/10/2001 to the SGX

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Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

CHANGE OF DATE OF ANNOUNCEMENT OF THE COMPANY'S HALF YEAR FINANCIAL STATEMENT FOR FINANCIAL YEAR 2001/2002

The date of announcement of the Company's half year financial statement for financial year 2001/2002 has been changed from 25 October 2001 (as previously stated in the Financial Calendar in the Company's Annual Report for financial year 2000/2001) to Friday 26 October 2001.

Submitted by Annabelle Yip, Company Secretary on 15/10/2001 to the SGX

Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

INCORPORATION OF SUBSIDIARY – AEROLOG EXPRESS PTE LTD

We refer to our earlier announcement made on 5 October 2001 entitled "SATS Enters Into A Joint Venture With YCH For Air Cargo Delivery Services".

The joint venture company was incorporated in Singapore on 9 October 2001, with an authorised capital of S$100,000 comprising 100,000 ordinary shares of par value S$1 (each a "Share") and a nominal issued and paid up capital of S$2 comprising 2 Shares. The capital will shortly be increased, as stated in our earlier announcement.

Aerolog Express Pte Ltd will be a subsidiary of Singapore Airport Terminal Services Limited, which will hold 70% of its equity. The balance 30% of its equity will be held by YCH Group Pte Ltd.

Submitted by Annabelle Yip, Company Secretary on 12/10/2001 to the SGX

Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
SATS Enters Into A Joint Venture With YCH For Air Cargo Delivery Services

Singapore, 05 October, 2001 – Singapore Airport Terminal Services Limited ("SATS") today signed a joint venture (JV) agreement with YCH Group Pte Ltd ("YCH") to offer air cargo delivery services. SATS will have a 70% stake in the joint venture while YCH will have the remaining 30% stake.

The air cargo delivery services to be undertaken by the JV company will initially be within the Changi Free Trade Zone (CFTZ) area. The JV company will incorporate the Aerogistics™ solution from YCH's affiliate, Y3 Technologies Pte Ltd, to manage and optimise truckload and routing requirements, as well as information and administrative management for improved efficiency in cargo handling and clearance.

The JV company, which will be known as Aerolog Express Pte Ltd, will be a subsidiary of SATS. The JV company will, upon incorporation, have an initial authorised share capital of S$100,000 comprising 100,000 shares of par value S$1 ("Shares") and an initial nominal issued-and-paid-up share capital of S$2 comprising two Shares. The authorised share capital and issued-and-paid-up share capital of the JV company will both be increased after incorporation to S$1.8 million comprising 1,800,000 shares.

According to Karmjit Singh, Chief Executive of SATS Airport Services Pte Ltd, "This joint venture with the YCH Group will enable SATS to expand its range of services to the air cargo and shipping community. We expect the seamless and timely delivery services to be well-received by the freight forwarding community as it would mean reduced cycle times, reduced waiting times, better information sharing and more reliable services for trucking cargo and cargo transfers through the airfreight terminals. SATS Airport Services will set the highest standards for facilitating the movement of cargo within the Changi Free Trade Zone area."

Commenting on the joint venture between the two industry leaders, Robert Yap, CEO and Managing Director of YCH said: "This testifies to the spirit of enterprise and excellence as the co-operation will facilitate business growth and innovation. We are indeed very pleased to be selected as the strategic partner of Asia Pacific's premier airport terminal services provider, and play a vital role to entrench Changi Airport's position as the best airport in the world. By harnessing our cutting edge solutions and in-depth industry expertise, we are committed to delivering world-class services to all our partners and customers."

About the Singapore Airport Terminal Services (SATS) Group

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and inflight catering services at Singapore Changi Airport. SATS and its associated companies offer a wide range of ground handling and catering services at 15 airports in the Asia-Pacific region. SATS' services include airfreight handling, baggage handling,

inflight catering, passenger services, ramp handling, aviation security and airline linen laundry. SATS is listed on the Singapore Exchange.

More information about SATS is available on http://www.sats.com.sg

About the YCH Group

Founded in 1955, the YCH Group today is a global integrated end-to-end supply chain and logistics partner to some of the world's largest companies. They include Dell, Solectron, Motorola, Compaq, Roche, Ciba Specialty Chemicals, Dystar, Solutia, Rohm & Haas, Moet-Hennessy, DFS, UDV, YHS and Danone. The Group, based in Singapore, currently operates in Singapore, Malaysia, Thailand, the Philippines, Hong Kong, China, Australia, Mexico, and Scotland.

More information on YCH is available on http://www.ych.com

For more information, please contact:

Singapore Airport Terminal Services Limited

Mah Tze Chiang
Tel: 65-5418086
Fax: 65-5431571
Email: tzechiang_mah@singaporeair.com.sg

YCH Group Pte Ltd

Andrew Seah
Tel: 65-8607748
Fax: 65-8618095
Email: andrew.seah@ych.com

Submitted by Annabelle Yip, Company Secretary on 05/10/2001 to the SGX

Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Reissue of Announcement in connection with the TAJ SATS Air Catering JV.

Singapore Airport Terminal Services Limited: Reissue of Announcement in connection with the TAJ SATS Air Catering Joint Venture. This replaces the previous announcement. The company wishes to apologize for any inconvenience caused.

ANNOUNCEMENT

Singapore Airport Terminal Services Limited and The Indian Hotels Company Limited set up Indian joint venture company for airline catering business

Singapore, September 25, 2001 -- Singapore Airport Terminal Services Limited (SATS) today signed Business Transfer and Shareholder Agreements with The Indian Hotels Company Limited (IHCL), a subsidiary of the TATA Group of companies, to form a joint venture company to acquire the airline catering services of the Taj Group (IHCL and its affiliates) at major airports in India. SATS and IHCL will hold 49% and 51% respectively in the newly incorporated joint venture company in India, to be called "TAJ SATS Air Catering" after completion of the transaction. The joint venture will offer opportunities for a cross fertilisation of expertise and experience between the two companies.

The joint venture company will be an associated company of SATS. Deutsche Bank AG advised SATS on this transaction.

Completion of the transaction will be subject to the fulfilment of various conditions and obtaining of necessary regulatory and other approvals. SATS will acquire its 49% equity stake in TAJ SATS Air Catering by paying an aggregate cash subscription price of US$17.7 million (such amount being net of a bank loan to be taken out by TAJ SATS Air Catering upon completion of the transaction), which will be funded entirely from its internal resources. SATS' contribution will be injected into the joint venture company upon receipt of the necessary regulatory approval.

The US$50 million value of the airline catering business of the Taj Group was negotiated and arrived at by mutual agreement on a willing-buyer, willing-seller basis taking into consideration, among other things, the business model, market share, customer base, earnings prospects and strategic fit of the Taj Group/IHCL and SATS. SATS believes that the new venture offers a valuable strategic opportunity to develop its operations in India and strengthen its position in the airline catering industry internationally.

TAJ SATS Air Catering will take over the existing airline catering business of the Taj Group

at Mumbai, Delhi, Chennai, Kolkata, Bangalore, Hyderabad and Goa. The average actual production of the business is currently about 40,000 airline meals a day. In the financial year ended March 2001, the business achieved EBITDA of US$8.1 million on revenues of US$26.8 million.

TAJ SATS Air Catering will have an estimated 55% market share in India. The joint venture company will be jointly managed by IHCL and SATS. The existing employees of the Taj air catering business will continue with the joint venture company.

None of the Directors of SATS has any interest, direct or indirect, in the transaction or in IHCL or the Taj Group, and to the best of the Company's knowledge, none of its substantial shareholders has any such interest.

About the Singapore Airport Terminal Services (SATS) Group

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. With the addition of the TAJ SATS Air Catering venture, SATS' network of ground handling and airline catering operations spans 16 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security and airline linen laundry. SATS is listed on the Singapore Exchange.

More information about SATS is available on *http://www.sats.com.sg*

About the Taj Group

The Taj Group comprises The Indian Hotels Company Limited (IHCL) and its affiliates. It is part of the TATA Group which has a dominant presence in the telecommunications, information technology, hotel, steel, auto and utility sectors in India. Taj Air Caterers, the Group's airline catering business, is a strategic business unit of IHCL. It operates airline catering units and airport lounge businesses in major metro cities throughout India.

More information about the Taj Group is available on *http://www.tajhotels.com*

####

For further information, please contact:

Singapore Airport Terminal Services Limited (SATS)

Mah Tze Chiang
Investor Relations Manager
Tel: 65-5418086
Fax: 65-5431571
Email: *tzechiang_mah@singaporeair.com.sg*

The Indian Hotels Company Limited (IHCL)

Anupa Sahney
Director - Investor Relations
Tel: 91-22-2023366 extn 3431
Fax: 91-22-2821241
Email: *anupa.sahney@tajhotels.com*

Gavin Anderson & Company - Public Affairs Advisors

Richard Barton
Chief Executive
Tel: 65-3399110
Email: *rbarton@gavinanderson.com.sg*

Submitted by Annabelle Yip, Company Secretary on 26/09/2001 to the SGX

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Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

DECLARATION OF DIRECTORS' SHAREHOLDINGS IN RELATED CORPORATION

This is to inform you that Dr Hong Hai, a Director of Singapore Airport Terminal Services Limited, purchased 2,000 shares of Singapore Airlines Limited at $7.50 per share on 21 September 2001.

His shareholding in Singapore Airlines Limited now stands at 18,000 shares.
Submitted by Annabelle Yip, Company Secretary on 21/09/2001 to the SGX

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Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

DECLARATION OF DIRECTORS' SHAREHOLDINGS IN RELATED CORPORATION

This is to inform you that Dr Hong Hai, a Director of Singapore Airport Terminal Services Limited, purchased 2,000 shares of Singapore Airlines Limited at $8.35 per share on 18 September 2001. His shareholding in Singapore Airlines Limited now stands at 16,000 shares.

Submitted by Annabelle Yip, Company Secretary on 20/09/2001 to the SGX

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Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	17 Sep 2001
Date of change of deemed interest:	13 Sep 2001
Name of registered holder:	CDP: OUB Asset Management
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	(113,000)
% of issued share capital:	-
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.2387
	-
No. of shares held before change:	-
% of issued share capital:	-
No. of shares held after change:	-
% of issued share capital:	-

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
-		
No. of shares held before change:	870,900,000	-
% of issued share capital:	87.09	-
No. of shares held after change:	870,787,000	-
% of issued share capital:	87.08	-
Total shares:		

Temasek Holdings is deemed to be interested in these shares under Section 7 of The Companies Act, Cap 50.

This transaction was reported to Temasek on 17 September 2001.

Submitted by Annabelle Yip, Company Secretary on 18/09/2001 to the SGX

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Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

CORRIGENDUM - ANNOUNCEMENT MADE ON 29 AUGUST 2001 RELATIN TO CHANGE IN SUBSTANTIAL SHAREHOLDER'S DEEMED INTEREST

We refer to the announcement made on 29 August 2001 relating to 50,000 shares in the Company sold by CDP: Keppel Fels Invest (HK) Ltd, resulting in a change of Temasek Holdings (Private) Limited's deemed interest in the Company from 870,950,000 shares to 870,900,000 shares. The amount of consideration per share should have been stated as $1.6048 and not $1.6040. We apologise for the error.

Submitted by Annabelle Yip, Company Secretary on 03/09/2001 to the SGX

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Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	TEMASEK HOLDINGS (PRIVATE) LIMITED
Date of notice to company:	27 Aug 2001
Date of change of deemed interest:	15 Aug 2001
Name of registered holder:	CDP : KEPPEL FELS INVEST (HK) LTD
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	(50,000)
% of issued share capital:	-
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.6040
No. of shares held before change:	-
% of issued share capital:	-
No. of shares held after change:	-
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before change:	870,950,000	-
% of issued share capital:	87.1	-
No. of shares held after change:	870,900,000	-
% of issued share capital:	87.09	-
Total shares:		

Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

This transaction was reported to Temasek on 25 August 2001

Submitted by Annabelle Yip, Company Secretary on 29/08/2001 to the SGX

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Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	TEMASEK HOLDINGS (PRIVATE) LIMITED
Date of notice to company:	27 Aug 2001
Date of change of deemed interest:	08 Aug 2001
Name of registered holder:	CDP : KEPPEL FELS INVEST (HK) LTD
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	(50,000)
% of issued share capital:	-
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.6000
	-
No. of shares held before change:	-
% of issued share capital:	-
No. of shares held after change:	-
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
	-	
No. of shares held before change:	871,100,000	-
% of issued share capital:	87.11	-
No. of shares held after change:	871,050,000	-
% of issued share capital:	87.11	-
Total shares:		

Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

This transaction was reported to Temasek on 25 August 2001

Submitted by Annabelle Yip, Company Secretary on 29/08/2001 to the SGX

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Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	TEMASEK HOLDINGS (PRIVATE) LIMITED
Date of notice to company:	27 Aug 2001
Date of change of deemed interest:	10 Aug 2001
Name of registered holder:	CDP : KEPPEL FELS INVEST (HK) LTD
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	(50,000)
% of issued share capital:	-
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.6002
No. of shares held before change:	-
% of issued share capital:	-
No. of shares held after change:	-
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	871,050,000	-
% of issued share capital:	87.11	-
No. of shares held after change:	871,000,000	-
% of issued share capital:	87.1	-
Total shares:		

Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

This transaction was reported to Temasek on 25 August 2001

Submitted by Annabelle Yip, Company Secretary on 29/08/2001 to the SGX

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Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	TEMASEK HOLDINGS (PRIVATE) LIMITED
Date of notice to company:	27 Aug 2001
Date of change of deemed interest:	14 Aug 2001
Name of registered holder:	CDP : KEPPEL FELS INVEST (HK) LTD
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	(50,000)
% of issued share capital:	-
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.6000
	-
No. of shares held before change:	-
% of issued share capital:	-
No. of shares held after change:	-
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before change:	871,000,000	-
% of issued share capital:	87.1	-
No. of shares held after change:	870,950,000	-
% of issued share capital:	87.1	-
Total shares:		

Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

This transaction was reported to Temasek on 25 August 2001

Submitted by Annabelle Yip, Company Secretary on 29/08/2001 to the SGX

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(Exemption No: 82-5117)

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Filing with Registry of Companies and Businesses

Date of Filing	Forms
16 June 2001	Form 94 – General Lodgment Form - Notification of Closure of register of members pursuant to S.192 of the Companies Act (Cap 50).
26 July 2001	Form 11 – Notice of Resolution - Resolutions passed at the Extraordinary General Meeting of the Company held on 7 July 2001.
26 July 2001	Form 11 – Notice of Resolution - Resolutions passed at the Annual General Meeting of the Company.
26 July 2001	Form 56 – Certificate for inclusion in Public Company's Annual Return that does not include list of members.
26 July 2001	Form AR – Annual Return of Company having a share capital
29 October 2001	Form 94 – General Lodgment Form - Notification of Closure of register of members pursuant to S.192 of the companies Act (Cap 50).
9 November 2001	Form 53 – Notice of Place where Register of Members and Index kept, or of change in that place.

Exemption No: 82-5117

CIRCULAR DATED 15 JUNE 2001

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in the capital of Singapore Airport Terminal Services Limited (the "Company"), you should immediately forward this Circular together with the Notice of Extraordinary General Meeting and the attached Proxy Form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser or transferee. The action to be taken by you is set out on page 14 of the Circular.

SATS

(Incorporated in the Republic of Singapore)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

(1) THE PROPOSED MODIFICATIONS TO THE SATS EMPLOYEE SHARE OPTION PLAN; AND

(2) THE PROPOSED MODIFICATIONS TO, AND RENEWAL OF, THE SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS

IMPORTANT DATES AND TIMES:-

Last date and time for deposit of Proxy Form	:	5 July 2001 at 11.30 am
Date and time of Extraordinary General Meeting	:	7 July 2001 at 11.30 am or soon after the conclusion of the Annual General Meeting of the Company to be held at 11.00 am on the same day at the same place
Place of Extraordinary General Meeting	:	Belvedere Room, Level 4, Main Tower, Mandarin Singapore, 333 Orchard Road, Singapore 238867

CONTENTS

PAGE

DEFINITIONS 3

1. INTRODUCTION 5
2. THE PROPOSED MODIFICATIONS TO THE SATS EMPLOYEE SHARE OPTION PLAN 5
3. THE PROPOSED MODIFICATIONS TO, AND RENEWAL OF, THE SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS 10
4. DIRECTORS' INTERESTS 13
5. SUBSTANTIAL SHAREHOLDERS' INTERESTS 14
6. DIRECTORS' RECOMMENDATION 14
7. EXTRAORDINARY GENERAL MEETING 14
8. ACTION TO BE TAKEN BY SHAREHOLDERS 14
9. DIRECTORS' RESPONSIBILITY STATEMENT 14
10. DOCUMENTS AVAILABLE FOR INSPECTION 14

APPENDIX 1

PROPOSED MODIFICATIONS TO THE SATS EMPLOYEE SHARE OPTION PLAN 16

APPENDIX 2

THE MODIFIED AND RESTATED SATS EMPLOYEE SHARE OPTION PLAN 25

APPENDIX 3

THE MODIFIED AND RESTATED IPT MANDATE 48

NOTICE OF EXTRAORDINARY GENERAL MEETING 53

PROXY FORM

DEFINITIONS

Except where the context otherwise requires, the following definitions apply throughout the Circular:-

"Act"	:	Companies Act, Chapter 50 of Singapore
"Adoption Date"	:	9 February 2000, being the date on which the Plan was adopted by the Shareholders
"Articles"	:	Articles of Association of the Company
"associated company"	:	In relation to SIA or SATS (as the case may be), means a company, not being a subsidiary of SIA or SATS (as the case may be), in which (a) the SIA Group or the SATS Group (as the case may be) has a long term interest of not less than 20% in the equity and in whose financial and operating policy decisions the SIA Group or the SATS Group (as the case may be) exercises significant influence; or (b) the SIA Group or the SATS Group (as the case may be) has a long term interest of not more than 50% in the equity and has joint control of the company's commercial and financial affairs
"Board"	:	The Board of Directors of the Company
"CEO"	:	Chief Executive Officer of the Company
"Committee"	:	In the context of the Plan as adopted on the Adoption Date, the Senior Officers Remuneration Committee, a committee of Directors comprising three Directors duly authorised and appointed by the Directors to administer the Plan, of which at least two Directors shall not be Executive Directors
"Company" or "SATS"	:	Singapore Airport Terminal Services Limited
"Directors"	:	Directors of the Company for the time being as at the date of this Circular
"EGM"	:	The extraordinary general meeting of the Shareholders, notice of which is set out in pages 53 and 54 of this Circular
"IPT Mandate"	:	A general mandate pursuant to Chapter 9A of the SGX-ST Listing Manual permitting the Company, its subsidiaries and target associated companies (or any of them) to enter into certain types of transactions of a recurrent nature with specified classes of the Company's interested persons
"Latest Practicable Date"	:	8 June 2001, being the latest practicable date prior to the printing of this Circular
"Market Day"	:	A day on which the SGX-ST is open for securities trading
"Memorandum"	:	Memorandum of Association of the Company
"Ordinary Shares"	:	Ordinary shares of par value S$0.10 each in the capital of the Company
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"SATS Employee Share Option Plan" or "Plan"	:	The SATS Employee Share Option Plan, particulars of which are set out in Appendix I of the Company's prospectus dated 4 May 2000
"SATS Group"	:	SATS and its subsidiaries

"SATS IPT Group"	:	Bears the meaning as set out in Appendix 3
"SIA"	:	Singapore Airlines Limited
"SIA Group"	:	SIA and its subsidiaries
"Shareholders"	:	Registered holders of the Ordinary Shares or in the case of Depositors, Depositors who have Ordinary Shares entered against their names in the Depository Register
"Subsidiaries"	:	In the context of the Plan as adopted at the Adoption Date, the wholly-owned subsidiaries of the Company as at the Adoption Date, other than any subsidiaries whose shares may be listed on a recognised stock exchange after the Adoption Date
"S$"	:	The lawful currency of the Republic of Singapore
"Temasek"	:	Temasek Holdings (Private) Limited

The terms "Depositor" and "Depository Register" shall have the meanings ascribed to them respectively in Section 130A of the Act.

Words importing the singular shall, where applicable, include the plural and *vice versa* and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and *vice versa*. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word or expression defined under the Act or any statutory modification thereof or the SGX-ST Listing Manual and used in this Circular shall, where applicable, have the meaning assigned to it under the Act or any modification thereof or the SGX-ST Listing Manual, as the case may be.

Any reference to a time of day in this Circular shall be a reference to Singapore time unless otherwise stated.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)

Directors:-

Cheong Choong Kong
Tan Jiak Ngee, Michael
Chew Choon Seng
Barry Desker
Richard Charles Helfer
Hong Hai
Ng Kee Choe

Registered Office:-

SATS Inflight Catering
Centre 1
20 Airport Boulevard
Singapore 819659

15 June 2001

To: Shareholders of Singapore Airport Terminal Services Limited

Dear Sir/Madam

1. INTRODUCTION

The Board proposes to convene an EGM to seek the approval of Shareholders for the following:-

(a) modifying the SATS Employee Share Option Plan to take into account organisational or other changes, as more particularly described in paragraph 2 below; and

(b) modifying and renewing the IPT Mandate to alter the review procedures for and description of Interested Person Transactions, as more particularly described in paragraph 3 below.

The purpose of this Circular is to provide Shareholders with information relating to, and to seek the approval of Shareholders at, the EGM to be held on 7 July 2001 at 11.30 am (or soon after the conclusion of the Annual General Meeting held on the same date at 11.00 am) for the above. The notice of EGM is set out on pages 53 and 54 of this Circular.

2. THE PROPOSED MODIFICATIONS TO THE SATS EMPLOYEE SHARE OPTION PLAN

2.1 Rationale

2.1.1 The SATS Employee Share Option Plan comprises two schemes, namely:-

(a) The Senior Executive Share Option Scheme for senior executives; and

(b) The Employee Share Option Scheme for all other employees.

2.1.2 The objective of the SATS Employee Share Option Plan is to promote group cohesiveness and team spirit through a sense of ownership of the Company. The Senior Executive Share Option Scheme is intended to attract, retain and motivate senior executives whose participation in policy and decision making can influence the Company's performance and returns to Shareholders.

2.1.3 The Plan, as adopted, covers only the following categories ("Eligible Employees"):-

(a) (in the case of the Senior Executive Share Option Plan) full-time employees; and

(b) (in the case of the Employee Share Option Plan) full-time and permanent part-time employees,

of the Company and its Subsidiaries (as defined) who satisfy the eligibility criteria under the Plan.

2.1.4 From time to time, employees may be transferred from the SATS Group to other companies within the SIA Group and SIA's associated companies (which include SATS Group companies and SATS's associated companies) and vice versa. Such transfers may be necessary due to organisational or other requirements of the SIA Group and SIA's associated companies. The employees also benefit – their expertise or skill sets will be better utilised and cultivated through such transfers. The transfer of such employees may result in these employees ceasing to be employed by the transferring company.

2.1.5 Under Rules 8.3(a) and 8.4(b) of the Plan, existing options held by Eligible Employees who cease to be in the employment of the Company and the Subsidiaries (as defined) by reason of a transfer to another company (which is not the Company or a Subsidiary, as defined) will lapse, unless the reason for such Eligible Employees' cessation of employment is approved by the Committee. Where the Committee grants such approval, the current rules of the Plan provide that the exercise period for such options may be shortened from (i) an initial period which expires on the date falling on the tenth anniversary of the date of grant of the options to (ii) a period of five (5) years from the date of cessation of employment.

2.1.6 In furtherance of the objectives of the Plan to attract, retain and motivate employees, and in the interest of retaining the full benefits of the Plan, to the extent of options offered and accepted but not yet exercised, for the employees, the Directors have proposed that certain modifications be made to ensure that the Plan applies fairly to all employees, including those employees who are transferred to other companies in the SIA Group or to SIA's associated companies, even if organisational or other changes are undertaken by such companies. In addition, certain modifications have been proposed which will provide the Company with greater flexibility in the grant of options, including the grant of options to employees who may not be full-time or permanent part-time employees, but who would otherwise satisfy the eligibility criteria under the Plan. Such modifications will enhance the efficacy of the Plan and allow the Company to continue to use options in its recruitment strategy and in promoting staff retention.

2.1.7 SIA (the Company's holding company) and SIA Engineering Company Limited (the Company's fellow subsidiary), are proposing similar amendments to be made to their respective employee share option plans, so that participants in their respective employee share option plans will not be unfairly disadvantaged by their respective internal reorganisations.

2.2 Proposed Modifications to the SATS Employee Share Option Plan

2.2.1 **Scope of proposed modifications**

2.2.1.1 The Directors have proposed that the following modifications be made to the Plan so that the following employees will be able to enjoy the benefits of the Plan as stated herein and will not be unduly prejudiced by any organisational or other changes undertaken by the SIA Group and SIA's associated companies:-

(a) employees of a wholly-owned subsidiary of the Company incorporated after the Adoption Date shall be eligible to be granted options under the Plan;

(b) employees who hold options and who may, from time to time, be transferred to other companies within the SIA Group or the SATS Group or to SIA's or SATS's associated companies shall not, in certain specified circumstances, have the exercise periods of their options affected by such transfer; and

(c) employees who hold options and who are employed by SIA's or SATS's subsidiaries or associated companies, which are subsequently wholly or partially disposed of such that they may no longer be subsidiaries or associated companies of SIA or SATS, shall not have the exercise periods of their options affected by such disposal.

The Directors have also proposed certain modifications to enlarge the pool of participants for the Plan, to facilitate the granting of options under the Plan and to assist the Company's administration of the Plan.

2.2.1.2 The scope of the proposed modifications will therefore encompass the following key areas:-

(a) amending the definition of the term "Subsidiaries" to enable employees of a wholly-owned subsidiary of the Company incorporated after the Adoption Date to become eligible to participate in the Plan;

(b) preserving the initial exercise period with respect to options granted under the Plan to Eligible Employees who may be transferred, subsequent to acceptance of the options, to SIA or SIA's subsidiaries, or to the Company's subsidiaries which are not wholly-owned by the Company, except in the case where SIA is no longer the Company's holding company, in which case the exercise period of options granted under the Plan to Eligible Employees who subsequently have their employment transferred to SIA or SIA's subsidiaries will be determined at the discretion of the Committee and will not exceed the initial exercise period;

(c) preserving the initial exercise period with respect to options granted under the Plan to Eligible Employees who may be transferred, subsequent to acceptance of the options, to SIA's associated companies or the Company's associated companies, with the written approval of the Committee, except in the case where SIA is no longer the Company's holding company, in which case the exercise period of options granted under the Plan to Eligible Employees who subsequently have their employment transferred to SIA's associated companies will be determined at the discretion of the Committee and will not exceed the initial exercise period;

(d) preserving the initial exercise period with respect to options granted under the Plan to Eligible Employees who are employed by SIA's or SATS's subsidiaries or associated companies which are subsequently wholly or partially disposed of;

(e) inserting a new definition of the term "associated company" to provide clarity as to which companies would be considered associated companies for the purpose of the Plan;

(f) amending the definitions of the terms "Employee" and "Senior Executive" to enable employees of the Company and the Subsidiaries who are not full-time employees or permanent part-time employees to be eligible to participate in the Plan;

(g) allowing the grant of options on or after the second Market Day (instead of the eighth Market Day, as is currently reflected in the Plan) from the date on which an announcement on any matter of an exceptional nature involving price sensitive information is made, so as to give the Committee more flexibility in the grant of options;

(h) amending the definition of the term "Committee" to allow the Company more flexibility in the administration of the Plan; and

(i) providing for grant of options to employees who are appointed to new grades of employment that are introduced by the Company from time to time.

2.2.1.3 For Shareholders' ease of reference, the proposed modifications to the SATS Employee Share Option Plan are set out in Appendix 1 and the SATS Employee Share Option Plan, as modified, is set out in Appendix 2.

2.2.2 **Employees of a wholly-owned subsidiary incorporated after the Adoption Date**

2.2.2.1 Under the current definition of "Subsidiaries", wholly-owned subsidiaries of the Company incorporated after the Adoption Date would fall outside the ambit of the Plan and employees of such subsidiaries would not be eligible to participate in the Plan.

2.2.2.2 From time to time, due to internal reorganisation within the SATS Group, employees may be transferred from the Company or the Subsidiaries to a wholly-owned subsidiary incorporated after the Adoption Date. These employees would have been eligible to participate in the Plan but for the internal reorganisation.

2.2.2.3 It would go against the objectives of the Plan described in paragraph 2.1.2 above to exclude employees of wholly-owned subsidiaries which are formed after the Adoption Date as such employees also contribute to the success of the SATS Group. The Directors therefore propose that the current definition of "Subsidiaries" under the Plan be amended as set out in Appendix 1, such that employees of wholly-owned subsidiaries which are incorporated after the Adoption Date will be eligible to participate in the Plan. The proposed modification will allow such employees to continue to enjoy the same rights under the Plan for any existing options held by them as well as allow such employees to be eligible for the grant of new options under the Plan.

2.2.3 **Employees who may, from time to time, be transferred to other companies within the SIA Group or the SATS Group or to SIA's or SATS's associated companies.**

2.2.3.1 Eligible Employees may, from time to time, be transferred to other companies within the SIA Group or the SATS Group or to SIA's or SATS's associated companies.

2.2.3.2 Under the current rules of the Plan, where an employee (the "Transferred Employee") who holds options under the Plan (the "Transferred Employee Options") is transferred to another company which is not the Company or a Subsidiary (as defined in the Plan), the Transferred Employee ceases to be employed by the Company or its Subsidiaries. The Transferred Employee Options shall, to the extent unexercised, immediately lapse unless the cessation of employment is approved by the Committee, whereupon they can be exercisable up to the expiration of the applicable exercise period or the period of five years from the date of the cessation of employment of the Transferred Employee, whichever is the earlier.

2.2.3.3 Options granted under the Plan have an initial lifespan of ten years from their date of grant. Under the current rules of the Plan, the transfer of employment of the Transferred Employees and the resultant cessation of their employment with the Company or its Subsidiaries (even with the approval by the Committee) will result in a shortened exercise period for the Transferred Employee Options. The Transferred Employees would have had the benefit of a ten year exercise period for their Transferred Employee Options had they not been required to transfer their employment, which would have given them more flexibility over the exercise of their Transferred Employee Options.

2.2.3.4 As such, the Directors have proposed that the Plan be amended so that the initial exercise periods of Transferred Employee Options held by employees who are transferred from the Company or the Subsidiaries, to companies in the SIA Group or the SATS Group (other than the Company or the Subsidiaries), and thereafter within the SIA Group or the SATS Group, be automatically preserved. However, the initial exercise periods of Transferred Employee Options held by employees who are transferred for the first time to SIA's or SATS's associated companies will be preserved only upon the written approval of the Committee. After such written approval of the Committee has been given, any subsequent transfers of such employees to any company in the SIA Group or the SATS Group, or any associated companies of SIA or of SATS, will not affect the initial exercise periods of the Transferred Employee Options. A distinction is drawn between SIA and SIA's subsidiaries and SATS's subsidiaries on the one hand, and SIA's and SATS's associated companies on the other hand, as the latter companies are not controlled by SIA or SATS (as the case may be). An exception is made in the case of transfers of employment to SIA or SIA's subsidiaries or associated companies after the Company ceases to be a subsidiary of SIA; in such a case, the exercise periods of Transferred Employee Options may be accelerated at the discretion of the Committee. The Committee therefore will have the discretion to make the appropriate decision that will best serve the interests of the Company on a case by case basis. These proposed modifications only affect existing Transferred Employee Options. Only Transferred Employees who are transferred to SATS or the Subsidiaries will continue to be eligible for new grants of options under the Plan. Transferred Employees who are transferred to SIA or to subsidiaries (excluding SATS or the Subsidiaries) or associated companies of SATS or SIA will not be eligible for the grant of new options under the Plan.

2.2.3.5 In addition, for the avoidance of doubt, the Directors have also proposed that in the event that the Subsidiary in which an employee is employed, or the subsidiary or associated company to which a Transferred Employee has been transferred (and been permitted to retain the initial exercise period of his options in connection with the transfer), is subsequently wholly or partially disposed of so that it may no longer be a subsidiary or associated company of the Company or SIA, the applicable exercise period for that employee's options should still be preserved. As such disposal is an unforeseeable event outside the control of the individual employee, the employee should not be prejudiced by such disposal by having his existing options lapse or their exercise period affected.

2.2.3.6 These proposals will ensure that any organisational or other changes undertaken by the SIA Group and SIA's associated companies, or the SATS Group and SATS's associated companies (as the case may be) in the future, which are beyond the control of participants, would not operate unfairly against participants. These changes would allow the Transferred Employees an opportunity to continue to enjoy the benefits of the Plan. This would be in furtherance of the objective of the Plan as described in paragraph 2.1.2 and be beneficial to the Company and the Shareholders in that options granted under the Plan will continue to be effective incentives for employees, even if employees are affected by organisational or other changes undertaken by the SIA Group or the SATS Group (as the case may be), and this will also facilitate better deployment of staff with relevant skills within the SIA Group and the SATS Group.

2.2.4 **Enlarging the pool of participants**

2.2.4.1 The Directors have proposed to modify the eligibility criteria of the Plan such that all references to full-time or permanent part-time employees of the Company and the Subsidiaries be removed. This would enlarge the pool of participants for the Plan, as all employees of the Company and the Subsidiaries, including full-time and part-time employees, would be eligible to participate in the Plan, as long as the other eligibility criteria (for example, the length of service) are also satisfied.

2.2.4.2 These modifications acknowledge the role that each and every employee, whether employed on a full-time or part-time basis, plays in the success of the SATS Group. They also facilitate flexibility in the conditions of employment that the Company can offer in order to attract the best employees for each position. Enlarging the pool of participants to include all employees of the Company and the Subsidiaries would thus allow options to be used more effectively as a tool to attract, retain, and reward employees.

2.2.5 **Grant of Options**

2.2.5.1 Currently, Rule 6.1 of the Plan provides that the Committee may grant options at any time, provided that in the event that an announcement on any matter of an exceptional nature involving unpublished price sensitive information is made, options may only be granted on or after the eighth Market Day from the date on which the aforesaid announcement is released.

2.2.5.2 It is proposed that the earliest date on which options may be granted be brought forward from the eighth Market Day to the second Market Day from the date such announcement is released. This change will mean that the Company need not be subject to unnecessary delay in granting options under the Plan and would thus give the Company increased flexibility in the timing of the grant of options.

2.2.5.3 From time to time, the Company may introduce new grades of employment for the employees and such grades may either be in substitution for the existing grades of employment or be in addition to the existing grades of employment. Provided that such new grade is not higher than the designation of Grade I (in the case of Senior Executives) or Administrative Officers (in the case of Employees), it is proposed that the Committee be given a discretion to determine the number of shares that may be offered under the grant of options such that the maximum number of shares does not exceed the number offered to a Senior Executive or Employee (as the case may be) of the next higher rank of appointment as described in paragraph 2 of

Appendix A or Appendix B of the modified and restated SATS Employee Share Option Plan (as the case may be). This modification would mean that the Company would not be hindered in the grant of options under the Plan to all eligible employees, even if internal reorganisation is undertaken and would thus give the Company increased flexibility in the grant of options, and again, also facilitate flexibility in the conditions of employment that the Company can offer in order to attract the best employees for each position.

2.2.6 **Administration of the Scheme**

2.2.6.1 The current rules of the Plan provide that the Plan be administered by the Committee known as the Senior Officers Remuneration Committee, a committee of Directors comprising three Directors duly authorised and appointed by the Directors to administer the Plan, of which at least two Directors shall not be Executive Directors.

2.2.6.2 From time to time, the name and composition of the committee administering the Plan may change. As such, it is proposed that the definition of "Committee" under the Plan be amended as described in Appendix 1 of this Circular, so as to eliminate the administrative inconvenience that would arise in the event that the name or composition of the committee administering the Plan is changed.

3. THE PROPOSED MODIFICATIONS TO, AND RENEWAL OF, THE SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS

3.1 Chapter 9A of the Listing Manual

3.1.1 Under Chapter 9A of the Listing Manual (the "Listing Manual") of the SGX-ST, where a listed issuer or any of its subsidiaries or target associated companies (other than a subsidiary or target associated company that is listed on a foreign stock exchange) proposes to enter into a transaction (an "Interested Person Transaction") with the listed company's interested persons (the "Interested Persons"), shareholders' approval and/or an immediate announcement is required in respect of the transaction if the value of the transaction is equal to or exceeds certain financial thresholds.

3.1.2 The financial thresholds and the consequences of reaching such thresholds as set out in Chapter 9A are as follows:-

(a) where the value of an Interested Person Transaction is equal to or exceeds 3% of the latest audited net tangible assets of the listed issuer and is below 5% of the latest audited net tangible assets of the listed issuer, an immediate announcement to SGX-ST is required (any transaction value less than 3% of the latest audited net tangible assets of the listed issuer does not require any announcement or shareholders' approval except as stated in (c) and (d) below);

(b) where the value of an Interested Person Transaction is equal to or exceeds 5% of the latest audited net tangible assets of the listed issuer, an immediate announcement and shareholders' approval is required;

(c) where the aggregate value of all Interested Person Transactions which are less than 3% of the latest audited net tangible assets of the listed issuer with the same Interested Person in the current financial year is equal to or exceeds 3% of the latest audited net tangible assets of the listed issuer at any time during that financial year, the latest Interested Person Transaction and all future Interested Person Transactions entered into with that Interested Person during that financial year must be announced immediately;

(d) where the aggregate value of all Interested Person Transactions which are equal to or exceeds 3% of the latest audited net tangible assets of the listed issuer but are less than 5% of the latest audited net tangible assets of the listed issuer with the same Interested Person in the current financial year is equal to or exceeds 5% of the latest audited net tangible assets of the listed issuer, an immediate announcement must be made and shareholders' approval must be obtained in respect of the latest and all future Interested Person Transactions entered into with that Interested Person during that financial year; and

(e) aggregation only applies to Interested Person Transactions of value equal to or exceeding S$100,000.

3.1.3 Under Chapter 9A of the Listing Manual, the Company may seek a shareholders' mandate for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as supplies and materials, which may be carried out with Interested Persons, but not for the purchase or sale of assets (except if such purchase or sale is in the ordinary course of business), undertakings or businesses.

3.2 The Shareholders' Mandate for Interested Person Transactions

3.2.1 In connection with the initial public offering of shares by the Company last year, the Company adopted the IPT Mandate relating to certain Interested Person Transactions to be entered into with persons who are considered "Interested Persons", as defined in Chapter 9A of the Listing Manual.

3.2.2 The IPT Mandate described the review procedures for Interested Person Transactions which were monitored as follows:-

(a) transactions equal to or exceeding S$100,000 but less than S$3 million in value will be reviewed and approved by a senior member of SATS's management designated for such purpose by the CEO;

(b) transactions equal to or exceeding S$3 million but less than S$30 million in value will be reviewed and approved by the CEO;

(c) transactions equal to or exceeding S$30 million in value shall be reviewed and approved by the Board and by the Audit Committee;

(d) where the aggregate value of all transactions with the same Interested Person in the current financial year is equal to or exceeds S$3 million, the latest and all future transactions equal to or above S$100,000 but below S$3 million will be reviewed and approved by the CEO; and

(e) where the aggregate value of all transactions with the same Interested Person in the current financial year is equal to or exceeds S$30 million, the latest and all future transactions equal to or above S$3 million but below S$30 million will be reviewed and approved by the Board and by the Audit Committee.

3.2.3 The current scope of the IPT Mandate is related to the following activities:-

(a) air freight and ground handling services, inflight meal and food catering services, laundry and linen services and security services;

(b) provision of management, corporate, support and other related services;

(c) provision of technical and information technology services, including the obtaining and/or lease of computer equipment, computer maintenance services and systems, computer software programmes and other equipment, goods and services;

(d) rental of space, both as lessor and lessee, and the provision of building maintenance services, property management services, lease and development of property for investment purposes;

(e) the obtaining of insurances and the underwriting of risks; and

(f) any other transaction relating to the provision of or obtaining from Interested Persons products and services related to the Company's principal and ancillary activities in the normal course of its businesses and on normal commercial terms.

3.3 Proposed Modifications to the existing IPT Mandate

3.3.1 The proposed modifications to the existing IPT Mandate are intended to achieve the following objectives:-

(a) to rationalise the review procedures for Interested Person Transactions; and

(b) to describe in greater detail and clarify the types and scope of Interested Person Transactions covered by the IPT Mandate.

3.3.2 It is proposed that the review procedures be altered as follows (the modifications are highlighted in bold):-

(a) Interested Person Transactions equal to or exceeding S$100,000 but less than S$3 million in value will be reviewed and approved by a senior member of the Company's management designated for such purpose by the CEO;

(b) Interested Person Transactions equal to or exceeding S$3 million but less than S$30 million in value will be reviewed and approved by the CEO;

(c) Interested Person Transactions equal to or exceeding S$30 million in value shall be reviewed and approved by the Audit Committee and the Board;

(d) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) with the same Interested Person in the current financial year is equal to or exceeds S$3 million but below S$30 million, the latest and all future Interested Person Transactions equal to or above S$100,000 but below S$30 million will be reviewed and approved by the CEO; and

(e) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) with the same Interested Person in the current financial year is equal to or exceeds S$30 million, the latest and all future Interested Person Transactions equal to or above S$100,000 will be reviewed and approved by the Audit Committee and the Board.

The review procedure also makes clear that individual transactions of a value less than S$100,000 do not require review and approval and will not be taken into account for the purposes of the aggregation procedures.

3.3.3 The rationale for these changes to the review procedures is to ensure that the review procedures are comprehensive and cover all possible permutations in terms of aggregation of Interested Person Transactions with the same Interested Person.

3.3.4 It is proposed that the scope of the IPT Mandate be altered as follows (the modifications are highlighted in bold):-

(a) air freight, **logistics and other cargo-related services,** and **passenger, baggage and other** ground handling services, **food supply,** inflight meal and food catering services, **food testing services,** laundry and linen services and security services;

(b) provision of central purchasing, financial and treasury support (including borrowing of funds from and placement of funds with Interested Persons, entry into forex, swap and option transactions with or through Interested Persons for hedging purposes, subscription of debt securities issued by Interested Persons, and provision of fund management services), tax, internal audit, staff training and centrally organised activities and meetings for staff and management, staff transportation and other personnel-related or staff welfare-related services, provision of management and corporate support, staff pooling, technical support, central reservations and other telecommunications systems and support, and other related services;

(c) provision of technical and information technology services, including the **acquisition and leasing** of computer equipment, **provision of** computer maintenance services and systems, **development, licensing and acquisition of** computer software programmes, and other **information technology-related** equipment, goods and services;

(d) rental **and licensing** of space, both as **lessor/lessee and licensor/licensee**, provision of building maintenance services, property management services, and **the** development of property for investment purposes;

(e) the obtaining of insurances and the underwriting of risks; and

(f) any other transaction relating to the provision of or obtaining from **or through,** Interested Persons, **or the joint transacting with Interested Persons for,** products and services related to the **SATS IPT Group's** principal and ancillary activities in the normal course of its businesses and on normal commercial terms.

3.3.5 The rationale for these changes to the scope of the IPT Mandate is to elaborate in greater detail and further clarify the types of Interested Person Transactions that the SATS IPT Group is mandated to enter into. The changes take into account the Company's current business and potential growth areas. They also provide for the centralisation of certain functions, which have the benefit of greater economies of scale, improved ability to negotiate better terms with financial institutions and other third parties, and savings in terms of reduced overheads.

3.3.6 The IPT Mandate, as modified, and the rationale for the same are restated and set out in Appendix 3. The Audit Committee has reviewed the terms of the IPT Mandate, as modified, and the statements of the Audit Committee are set out in paragraph 2.6 of Appendix 3.

4. DIRECTORS' INTERESTS

As at the Latest Practicable Date, the interests of Directors in the Ordinary Shares of the Company as recorded in the Register of Directors' Shareholdings pursuant to Section 164 of the Act are as follows:-

Ordinary Shares

Name	**Direct Interests**		**Indirect Interests** (1)		**Total Interests**	
	No. of Shares	%(2)	No of Shares	%(2)	No of Shares	%(2)
Cheong Choong Kong	56,000	0.0056	3,000	0.0003	59,000	0.0059
Tan Jiak Ngee, Michael	16,000	0.0016	—	—	16,000	0.0016
Chew Choon Seng	10,000	0.0010	—	—	10,000	0.0010
Barry Desker	11,000	0.0011	—	—	11,000	0.0011
Richard Charles Helfer	11,000	0.0011	—	—	11,000	0.0011
Hong Hai	—	—	—	—	—	—
Ng Kee Choe	11,000	0.0011	—	—	11,000	0.0011

Notes:-

(1) Indirect interests refer to interests determined pursuant to Section 7 of the Act.

(2) Based on the total issued and paid-up capital of 1,000,000,000 Ordinary Shares.

5. **SUBSTANTIAL SHAREHOLDERS' INTERESTS**

As at the Latest Practicable Date, the interests of the substantial shareholders of the Company (that is, persons whose interests in the Company's issued share capital are equal to or more than 5 per cent.) as recorded in the Register of Substantial Shareholders pursuant to Section 88 of the Act, are as follows:-

Name	**Direct Interests**		**Indirect Interests** (1)	
	No. of Shares	%(2)	No of Shares	% (2)
SIA	870,000,000	87.00	—	—
Temasek	—	—	871,781,000	87.18

Notes:-

(1) Indirect interests refer to interests determined pursuant to Section 7 of the Act.

(2) Based on the total issued and paid-up capital of 1,000,000,000 Ordinary Shares.

6. **DIRECTORS' RECOMMENDATION**

The Directors are of the opinion that the proposed modifications to the SATS Employee Share Option Plan and the proposed modifications to, and the renewal of, the IPT Mandate are in the best interests of the Company. Accordingly, the Directors recommend that Shareholders vote in favour of Ordinary Resolution 1 relating to the proposed modifications to the SATS Employee Share Option Plan and, as the IPT Mandate applies to transactions between the Company and the SIA Group, all the Directors (save for Cheong Choong Kong, who is the Deputy Chairman and Chief Executive Officer of SIA and Tan Jiak Ngee, Michael and Chew Choon Seng, who are Senior Executives of SIA) recommend that Shareholders vote in favour of Ordinary Resolution 2 relating to the proposed modifications to, and the renewal of, the IPT Mandate to be proposed at the forthcoming EGM.

7. **EXTRAORDINARY GENERAL MEETING**

The EGM, notice of which is set out on pages 53 and 54 of this Circular will be held on 7 July 2001, at Belvedere Room, Level 4, Main Tower, Mandarin Singapore, 333 Orchard Road, Singapore 238867 at 11.30 am or soon after the conclusion of the Annual General Meeting to be held at 11.00 am on the same day and at the same place for the purpose of considering and, if thought fit, passing with or without any modification, Ordinary Resolutions 1 and 2 set out in the Notice of EGM on pages 53 and 54 of this Circular.

8. **ACTION TO BE TAKEN BY SHAREHOLDERS**

If a Shareholder is eligible to participate in the SATS Employee Share Option Plan, he should abstain from voting at the EGM in respect of all resolutions in respect of the SATS Employee Share Option Plan. He should also not accept nominations to act as proxy, corporate representative or attorney unless that Shareholder appointing him indicates clearly how votes are to be cast in respect of each relevant resolution.

If a Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, he should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach Robinson Road Post Office, P.O. Box 2114 Singapore 904114, not later than 11.30 am on 5 July 2001. Completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting at the EGM if he so wishes.

9. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for this Circular and confirm, after having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Circular are fair and accurate in all material respects as at the date of this Circular and that there are no material facts the omission of which would make any statement in this Circular misleading.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the registered office of the Company during normal business hours on any weekday (public holidays excepted) up to and including the date of the EGM of the Company:-

(a) the Memorandum and Articles of Association of the Company;

(b) the audited accounts of the Company and its subsidiaries for the financial year ended 31 March 2001; and

(c) the SATS Employee Share Option Plan.

Yours faithfully

Cheong Choong Kong
Chairman
Singapore Airport Terminal Services Limited

PROPOSED MODIFICATIONS TO THE SATS EMPLOYEE SHARE OPTION PLAN

The proposed modifications to the SATS Employee Share Option Plan are set out below. For ease of reference, the full text of the relevant Rules of the Plan which are proposed to be modified have been reproduced.

1. **Rule 2 - Definitions**

Certain definitions in the existing Rule 2

"Committee"	*The Senior Officers Remuneration Committee, a committee of Directors comprising three Directors duly authorised and appointed by the Directors to administer the Plan, of which at least two Directors shall not be Executive Directors*
"Employee"	*Any full-time or permanent part-time employee of the Group, other than a Senior Executive, selected by the Committee to participate in the Plan in accordance with paragraph 1 of Appendix B*
"Group"	*The Company and the Subsidiaries*
"Ordinary Shares"	*Ordinary shares of $0.10 each in the capital of the Company*
"Senior Executive"	*Any full-time employee of the Group of the rank of or equivalent to Deputy Manager and above, including Executive Directors, selected by the Committee to participate in the Plan in accordance with paragraph 1 of Appendix A*
"Subsidiaries"	SATS's *wholly-owned subsidiaries as at the Adoption Date other than any subsidiary whose shares may be listed on a recognised stock exchange after the Adoption Date*

Proposed Modification to Rule 2

By deleting the definition of "Group" in its entirety and inserting the definition of "SATS ESOP Group" after the definition of "Plan Shares" and by replacing the term "Group" with "SATS ESOP Group" throughout the Plan:-

"SATS ESOP Group"	The Company and the Subsidiaries

By inserting the definition of "associated company" after the definition of "Appendix B":-

"associated company"	In relation to SIA or SATS (as the case may be), means a company, not being a subsidiary of SIA or SATS (as the case may be), in which (a) the SIA Group or the SATS Group (as the case may be) has a long term interest of not less than 20% in the equity and in whose financial and operating policy decisions the SIA Group or the SATS Group (as the case may be) exercises significant influence; or (b) the SIA Group or the SATS Group (as the case may be) has a long term interest of not more than 50% in the equity and has joint control of the company's commercial and financial affairs

By inserting the definition of "SATS Group" after the new definition of "SATS ESOP Group":-

"SATS Group"	SATS and its subsidiaries (including the Subsidiaries)

By inserting the definitions of "SIA" and "SIA Group" after the definition of "Senior Executive Share Option Scheme":-

"SIA"	Singapore Airlines Limited
"SIA Group"	SIA and its subsidiaries

By deleting the definition of "Committee" in its entirety and substituting therefor the following:-

"Committee"	A committee of Directors duly authorised and appointed by the Directors to administer the Plan

By deleting the definition of "Employee" in its entirety and substituting therefor the following:-

"Employee"	Any employee of the SATS ESOP Group, other than a Senior Executive, selected by the Committee to participate in the Plan in accordance with paragraph 1 of Appendix B

By deleting the definition of "Ordinary Shares" in its entirety and substituting therefor the following:-

"Ordinary Shares" or "Shares"	Ordinary shares of $0.10 each in the capital of the Company

By deleting the definition of "Senior Executive" in its entirety and substituting therefor the following:-

"Senior Executive"	Any employee of the SATS ESOP Group of the rank of or equivalent to Deputy Manager and above, including Executive Directors, selected by the Committee to participate in the Plan in accordance with paragraph 1 of Appendix A

By deleting the definition of "Subsidiaries" in its entirety and substituting therefor the following:-

"Subsidiaries"	SATS's wholly-owned subsidiaries (as defined in the Act) other than any subsidiaries whose shares may be listed on a recognised stock exchange

2. Rule 6 – Grant of Options

Existing Rule 6

6.1 The Committee may, subject as provided in Rule 11, grant Options at any time,, provided that IPO Options may be granted on or prior to the listing date and, provided further, that in the event that an announcement on any matter of an exceptional nature involving unpublished price sensitive information is made, Options may only be granted on or after the eighth Market Day from the date on which the aforesaid announcement is released.

6.2 The Letter of Offer to grant an Option shall be in or substantially in the form set out in Annexe la (in relation to an IPO Option) and in the form set out in Annexe 1b (in relation to a Market Price Option), subject to such modification as the Committee may from time to time determine.

6.3 An Option shall be personal to the person to whom it is offered and shall not be transferred (other than to a Participant's personal representative on the death of that Participant), charged, assigned, pledged or otherwise disposed of, in whole or in part, unless with the prior approval of the Committee.

6.4 *The grant of an Option shall be accepted by the Grantee within thirty (30) days from the Date of Grant of that Option and, in any event, not later than 5.00 p.m. on the thirtieth (30th) day from such Date of Grant by completing, signing and returning the Acceptance Form in or substantially in the form set out in Annexe IIa (in relation to an IPO Option) and in the form set out in Annexe IIb (in relation to a Market Price Option), subject to such modification as the Committee may from time to time determine, accompanied by payment of $1.00 as consideration.*

6.5 *Unless the Committee determines otherwise, an Option shall automatically lapse and become null, void and of no effect and shall not be capable of acceptance if:-*

(a) *it is not accepted in the manner as provided in Rule 6.4; or*

(b) *the Grantee dies prior to his acceptance of the Option; or*

(c) *the Grantee is adjudicated a bankrupt or enters into composition with his creditors prior to his acceptance of the Option; or*

(d) *the Grantee ceases to be in the employment of the group for any reason whatsoever prior to his acceptance of the Option; or*

(e) *the Company is liquidated or wound-up prior to the Grantee's acceptance of the Option.*

Proposed modification to Rule 6

By deleting Rule 6.1 in its entirety and substituting therefor the following:-

6.1 The Committee may, subject as provided in Rule 11, grant Options at any time, provided that IPO Options may be granted on or prior to the Listing Date and, provided further, that in the event that an announcement on any matter of an exceptional nature involving unpublished price sensitive information is made, Options may only be granted on or after the second Market Day from the date on which the aforesaid announcement is released.

3. Rule 8 – Exercise Period and Lapse of Rights to Exercise Options

Existing Rule 8

8.1 *Options granted may be exercised in whole or in part during a period commencing on the first anniversary of the Date of Grant and expiring on the tenth anniversary of such Date of Grant subject to the vesting conditions / schedule set out, in the case of Senior Executives, in Appendix A and in the case of Employees, in Appendix B, and subject to any other conditions as may be introduced by the Committee from time to time.*

8.2 *In the event of an Option being exercised in part only, the balance of the Option not thereby exercised shall continue to be exercisable in accordance with the Plan until such time as it shall lapse in accordance with the Plan.*

8.3 *An Option shall, to the extent unexercised, immediately lapse without any claim against the Company:-*

(a) *subject to Rules 8.4, and 8.5, upon the Participant ceasing to be in the employment of the Group for any reason whatsoever; or*

(b) *upon the bankruptcy of the Participant or the happening of any other event which results in his being deprived of the legal or beneficial ownership of such Option; or*

(c) *in the event of misconduct on the part of the Participant as determined by the Committee in its discretion.*

8.4 If a Participant:-

(a) retires; or

(b) ceases to be employed by the Company or any of the Subsidiaries by reason of i) ill health, injury or disability (in each case, evidenced to the satisfaction of the committee) or death; ii) redundancy; or iii) any other reason approved in writing by the Committee,

and at the date of his retirement or cessation of employment holds unexercised Options, such Options shall, continue to be exercisable by him up to the expiration of the applicable Exercise Period or the period of five (5) years from the date of his retirement or cessation of employment, as the case may be, whichever is earlier.

for the purpose of this Rule 8.4, if a Participant ceases to be employed by the Company or any of the Subsidiaries by reason of i) the Participant's acceptance of any golden handshake or early release scheme or ii) in the case of an expatriate Employee who is employed on a fixed term contract, on the Participant's attaining his retirement age and completion of the fixed term contract; he shall be deemed to have retired and may accordingly exercise unexercised options in accordance with this Rule 8.4.

8.5 If a Participant ceases to be employed by the Company or any of the Subsidiaries by reason of his completion of a fixed term contract (other than a final fixed term contract) and at the date of his cessation of employment holds unexercised options, such options shall immediately vest and be exercisable by him from the date of his cessation of employment to the date falling one (1) year from the date of cessation of his employment.

8.6 For the purpose of Rule 8, a Participant shall be deemed to have ceased to be employed by the Group as of the last day of his employment with the Group.

Proposed Modification to Rule 8

By deleting Rule 8.3 in its entirety and substituting therefor the following:-

8.3 An Option shall, to the extent unexercised, immediately lapse without any claim against the Company:-

(a) subject to Rules 8.4, 8.5 and 8.6, upon the Participant ceasing to be in the employment of the SATS ESOP Group for any reason whatsoever; or

(b) upon the bankruptcy of the Participant or the happening of any other event which results in his being deprived of the legal or beneficial ownership of such Option; or

(c) in the event of misconduct on the part of the Participant as determined by the Committee in its discretion.

By deleting Rule 8.4 in its entirety and substituting therefor the following:-

8.4 If a Participant:-

(a) retires; or

(b) ceases to be employed by the Company or any of the Subsidiaries by reason of i) ill health, injury or disability (in each case, evidenced to the satisfaction of the Committee) or death; ii) redundancy; or iii) any other reason approved in writing by the Committee,

and at the date of his retirement or cessation of employment holds unexercised Options, such Options shall continue to be exercisable by him up to the expiration of the applicable Exercise Period or the period of five (5) years from the date of his retirement or cessation of employment, as the case may be, whichever is earlier.

For the purpose of this Rule 8.4, if a Participant ceases to be employed by the Company or any of the Subsidiaries by reason of i) the Participant's acceptance of any golden handshake or early release scheme or ii) in the case of an expatriate employee who is employed on a fixed term contract, on the Participant's attaining his retirement age and completion of the fixed term contract; he shall be deemed to have retired and may accordingly exercise unexercised Options in accordance with this Rule 8.4.

By deleting Rule 8.5 in its entirety and substituting therefor the following:-

8.5 If a Participant ceases to be employed by the Company or any of the Subsidiaries by reason of his completion of a fixed term contract (other than a final fixed term contract) and at the date of his cessation of employment holds unexercised Options, such Options shall immediately vest and be exercisable by him from the date of his cessation of employment to the date falling one (1) year from the date of cessation of his employment.

By deleting Rule 8.6 in its entirety and substituting therefor the following:-

8.6 In the event that:-

(a) Transfer to SIA/SIA's subsidiaries/the Company's other subsidiaries

a Participant ceases to be employed by the Company or any of the Subsidiaries by reason of a transfer of employment to SIA, a subsidiary of SIA or a subsidiary of the Company which is not a Subsidiary, then, subject to Rule 8.6(e), the cessation of employment shall not operate to prejudice his right to exercise such unexercised Options up to the expiration of the applicable Exercise Period or in any way shorten the applicable Exercise Period; or

(b) Transfer to associated companies of SIA/the Company

a Participant ceases to be employed by the Company or any of the Subsidiaries by reason of a transfer of employment to any of SIA's associated companies or any of the Company's associated companies and such reason for cessation of employment is approved in writing by the Committee, then, subject to Rule 8.6(e), the cessation of employment shall not operate to prejudice his right to exercise such unexercised Options up to the expiration of the applicable Exercise Period or in any way shorten the applicable Exercise Period; or

(c) Subsequent transfers of employment

following a transfer of employment by a Participant to a subsidiary or associated company (as the case may be) as described in Rule 8.6(a) and (b), the Participant's employment is subsequently transferred (from time to time) to any of the companies in the SIA Group or any associated companies of SIA or any of the companies in the SATS Group or any associated companies of the Company, then:-

(i) subject to Rule 8.6(c)(ii) and Rule 8.6(e), any such subsequent transfer(s) of employment shall not operate to prejudice his right to exercise such unexercised Options up to the expiration of the applicable Exercise Period or in any way shorten the applicable Exercise Period; and

(ii) subject to Rule 8.6(e), when a Participant is first transferred to an associated company of either SIA or the Company (following one or more transfer(s) of employment to SIA or any of the subsidiaries of SIA or of the Company), such transfer shall not operate to prejudice his right to exercise such unexercised Options up to the expiration of the applicable Exercise Period or in any way shorten the applicable Exercise Period, if the transfer to the associated company is approved in writing by the Committee; or

(d) Subsequent disposal of subsidiaries/associated companies of SIA/the Company

(i) the Subsidiary in which a Participant is employed; or

(ii) the subsidiary or associated company of SIA or of the Company (as the case may be) in which a Participant is employed following transfer(s) of employment by that Participant as described in Rules 8.6(a), (b) and/or (c),

is subsequently wholly or partially disposed of, such disposal shall not operate to prejudice a Participant's right to exercise unexercised Options up to the expiration of the applicable Exercise Period or in any way shorten the expiration of the applicable Exercise Period; or

(e) Where the Company ceases to be a subsidiary of SIA

the Company ceases to be a subsidiary of SIA, then, notwithstanding Rule 8.6(a), (b) and (c), if a Participant's employment is subsequently transferred to any company within the SIA Group or any of SIA's associated companies (which for the avoidance of doubt shall exclude the Company or any of its subsidiaries or associated companies), the Committee shall have the absolute discretion to decide the period (not exceeding any applicable Exercise Period) during which the Participant shall be entitled to exercise his unexercised Options.

For the avoidance of any doubt the provisions of this Rule 8.6 are only intended to apply to determine the entitlement of a Participant to his unexercised Options, when his employment is transferred, or the company in which he is employed is the subject of a disposal, as described in this Rule 8.6, and the provisions of Rules 8.3, 8.4 and 8.5 shall continue to apply to such a Participant as if the company that he was employed in were the Company or any of its Subsidiaries as referred to in those Rules.

By inclusion of a new Rule 8.7 as follows:-

8.7 For the purpose of Rule 8, a Participant shall be deemed to have ceased to be employed by a company in the SIA Group, any of SIA's associated companies, the SATS Group or any of the Company's associated companies (as the case may be) as of the last day of his employment with such company.

4. Appendix A – Senior Executive Share Option Scheme

Existing Appendix A

1. ELIGIBILITY

Full-time Senior Executives, unless they are also substantial shareholders of the Company (as defined in the Companies Act), who have attained the age of twenty-one (21), and who have been in the service of the Company and/or any of the Subsidiaries for at least two years prior to the Date of Grant shall be eligible to participate in the Senior Executive share option scheme at the absolute discretion of the Committee.

The Committee shall have the discretion to waive the eligibility criteria in any individual case as it deems appropriate.

2. MAXIMUM LIMITS ON OPTIONS

The number of Plan Shares to be offered to a Senior Executive is subject to the following limits for each financial year:-

Grade	***Maximum number of ordinary shares for each financial year****
I	272,000
II	116,000
III	78,000
IV	19,400
V	15,600
VI	7,800

* *allocations are based on issued share capital of $100 million of 1 billion shares of $0.10 par value*

3. VESTING

Options granted to Senior Executives are subject to the following vesting schedule:-

(i) 25% of the total amount of the grant on the first anniversary of the Date of Grant;

(ii) 25% of the total amount of the grant on the second anniversary of the Date of Grant;

(iii) 25% of the total amount of the grant on the third anniversary of the Date of Grant; and

(iv) 25% of the total amount of the grant on the fourth anniversary of the Date of Grant.

Proposed Modifications to Appendix A

By deleting Appendix A in its entirety and substituting therefor the following:-

1. ELIGIBILITY

Senior Executives, unless they are also substantial shareholders of the Company (as defined in the Companies Act), who have attained the age of twenty-one (21), and who have been in the service of the Company and/or any of the Subsidiaries for at least two years prior to the Date of Grant shall be eligible to participate in the Senior Executive Share Option Scheme at the absolute discretion of the Committee.

The Committee shall have the discretion to waive any of the foregoing eligibility criteria in any individual case as it deems appropriate.

2. MAXIMUM LIMITS ON OPTIONS

The number of Plan Shares to be offered to a Senior Executive is subject to the following limits for each financial year:-

Grade	**Maximum number of Plan Shares for each financial year***
I	272,000
II	116,000
III	78,000
IV	19,400
V	15,600
VI	7,800

* allocations are based on issued share capital of $100 million of 1 billion shares of $0.10 par value

In the event that new grades of employment are introduced by the Company for the Senior Executives (whether in addition to or in substitution for the existing grades of employment), and such new grades are not higher than Grade I, the Committee shall have the absolute discretion to determine the maximum number of Plan Shares that may be offered to a Senior Executive appointed to such new grade provided that such number of Plan Shares shall not exceed the maximum number of Plan Shares that may be offered to a Senior Executive holding the next highest grade of appointment.

3. VESTING

Options granted to Senior Executives are subject to the following vesting schedule:-

(i) 25% of the total amount of the grant on the first anniversary of the Date of Grant;

(ii) 25% of the total amount of the grant on the second anniversary of the Date of Grant;

(iii) 25% of the total amount of the grant on the third anniversary of the Date of Grant; and

(iv) 25% of the total amount of the grant on the fourth anniversary of the Date of Grant.

5. Appendix B – Employee Share Option Scheme

Existing Appendix B

1. ELIGIBILITY

The following persons, unless they are also substantial shareholders of the Company (as defined in the Companies Act), shall be eligible to participate in the Employee Share Option Plan at the absolute discretion of the Committee:-

(a) full-time or permanent part-time Employees, who have attained the age of twenty-one (21), and who have been in the service of the Company and/or any of the Subsidiaries for at least eight years; and

(b) full-time or permanent part-time Employees, who have attained the age of twenty-one (21), and who have been in the service of the Company and/or any of the Subsidiaries for at least four years and less than eight years prior to the Date of Grant shall be eligible to a pre-qualifying grant once only under the Employee Share Option Plan.

2. MAXIMUM LIMITS ON OPTIONS

The number of Plan Shares to be offered to an Employee is subject to the following limits for each financial year:-

Grade	***Maximum number of ordinary shares for each financial year****
Administrative officers	4,800
Supervisors	3,200
Others	2,600

* *allocations are based on issued share capital of $100 million of 1 billion shares of $0.10 par value*

3. VESTING

All grants of options to Employees will vest on the second anniversary of the Date of Grant.

Proposed Modifications to Appendix B

By deleting Appendix B in its entirety and substituting therefor the following:-

1. ELIGIBILITY

The following persons, unless they are also substantial shareholders of the Company (as defined in the Companies Act), shall be eligible to participate in the Employee Share Option Scheme at the absolute discretion of the Committee:-

(a) Employees, who have attained the age of twenty-one (21), and who have been in the service of the Company and/or any of the Subsidiaries for at least eight years prior to the Date of Grant; and

(b) Employees, who have attained the age of twenty-one (21), and who have been in the service of the Company and/or any of the Subsidiaries for at least four years and less than eight years prior to the Date of Grant shall be eligible to a pre-qualifying grant once only under the Employee Share Option Scheme.

The Committee shall have the discretion to waive any of the foregoing eligibility criteria in any individual case as it deems appropriate.

2. MAXIMUM LIMITS ON OPTIONS

The number of Plan Shares to be offered to an Employee is subject to the following limits for each financial year:-

Grade	**Maximum number of Plan Shares for each financial year***
Administrative Officers	4,800
Supervisors	3,200
Others	2,600

* allocations are based on issued share capital of $100 million of 1 billion shares of $0.10 par value

In the event that new grades of employment are introduced by the Company for the Employees (whether in addition to or in substitution for the existing grades of employment), and such new grades are not higher than the Administrative Officers Grade, the Committee shall have the absolute discretion to determine the maximum number of Plan Shares that may be offered to an Employee appointed to such new grade provided that such number of Plan Shares shall not exceed the maximum number of Plan Shares that may be offered to an Employee holding the next highest grade of appointment.

3. VESTING

All grants of Options to Employees will vest on the second anniversary of the Date of Grant.

THE MODIFIED AND RESTATED SATS EMPLOYEE SHARE OPTION PLAN
RULES OF THE SATS EMPLOYEE SHARE OPTION PLAN

1. NAME OF THE PLAN

The Plan shall be called the "SATS Employee Share Option Plan" (the "Plan") and shall comprise a scheme for Senior Executives to be called the "Senior Executive Share Option Scheme" and a scheme for other employees to be called the "Employee Share Option Scheme".

2. DEFINITIONS

2.1 In the Plan, unless the context otherwise requires, the following words and expressions shall have the following meanings:-

"Act"	The Companies Act, Chapter 50 of Singapore
"Adoption Date"	The date on which the Plan is adopted by the shareholders of the Company in a general meeting
"Aggregate Subscription Cost"	The total amount payable for Ordinary Shares which may be acquired on the exercise of an Option
"Appendix A"	The rules attached as Appendix A to the Rules of the Plan which are applicable to Senior Executives only
"Appendix B"	The rules attached as Appendix B to the Rules of the Plan which are applicable to Employees only
"associated company"	In relation to SIA or SATS (as the case may be), means a company, not being a subsidiary of SIA or SATS (as the case may be), in which (a) the SIA Group or the SATS Group (as the case may be) has a long term interest of not less than 20% in the equity and in whose financial and operating policy decisions the SIA Group or the SATS Group (as the case may be) exercises significant influence; or (b) the SIA Group or the SATS Group (as the case may be) has a long term interest of not more than 50% in the equity and has joint control of the company's commercial and financial affairs
"Auditors"	The auditors of the Company for the time being
"CDP"	The Central Depository (Pte) Limited
"CPF"	Central Provident Fund
"Committee"	A committee of Directors duly authorised and appointed by the Directors to administer the Plan
"Company" or "SATS"	Singapore Airport Terminal Services Limited, a company incorporated in the Republic of Singapore
"Date of Grant"	The relevant date on which an Option is granted pursuant to Rule 6
"Director"	A director for the time being of the Company

"Employee"	Any employee of the SATS ESOP Group, other than a Senior Executive, selected by the Committee to participate in the Plan in accordance with paragraph 1 of Appendix B
"Employee Share Option Scheme"	The share option scheme for Employees
"Executive Director"	A Director who is a Senior Executive
"Exercise Period"	The period for the exercise of an Option being a period commencing after the first anniversary of the Date of Grant and expiring on the tenth anniversary of such Date of Grant, subject to Rules 7 and 8
"Grantee"	The person to whom an offer of an Option is made
"IPO"	The initial public offering of the Shares by the Company
"IPO Option"	The right to subscribe for Shares granted pursuant to the Plan at Listing Date and for the time being subsisting, and in respect of which the Subscription Price is determined in accordance with Rule 5.2
"Listing Date"	The date of admission of the Company to the Official List of the SGX-ST
"Market Day"	A day on which the Stock Exchange is open for trading of securities
"Market Price Option" or "Non-IPO Option"	The right to subscribe for Shares granted pursuant to the Plan after the Listing Date and in respect of which the Subscription Price is determined in accordance with Rule 5.1
"Offering Date"	The Date on which the offer of the grant of an Option is made pursuant to Rule 6.1
"Option"	A Market Price Option or an IPO Option, as the case may be
"Ordinary Shares" or "Shares"	Ordinary shares of $0.10 each in the capital of the Company
"Participant"	The holder of an Option
"Plan"	The Singapore Airport Terminal Services Limited Share Option Plan, to be known as the "SATS Employee Share Option Plan" as modified or altered from time to time
"Plan Shares"	Shares issued under the Plan
"SATS ESOP Group"	The Company and the Subsidiaries
"SATS Group"	SATS and its subsidiaries (including the Subsidiaries)
"Senior Executive"	Any employee of the SATS ESOP Group of the rank of or equivalent to Deputy Manager and above, including Executive Directors, selected by the Committee to participate in the Plan in accordance with paragraph 1 of Appendix A

"Senior Executive Share Option Scheme"	The share option scheme for Senior Employees
"SIA"	Singapore Airlines Limited
"SIA Group"	SIA and its subsidiaries
"Stock Exchange" or "SGX-ST"	Singapore Exchange Securities Trading Limited
"Subscription Price"	The price at which a Participant shall subscribe for each Ordinary Share upon the exercise of an Option which shall be the price as determined in accordance with Rule 5
"Subsidiaries"	SATS's wholly-owned subsidiaries (as defined in the Act) other than any subsidiaries whose shares may be listed on a recognised stock exchange
"$"	Singapore dollar

2.2 Words importing the singular number shall, where applicable, include the plural number and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter gender.

2.3 Any reference to a time of a day in the Plan is a reference to Singapore time.

2.4 Any reference in the Plan to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Act or any statutory modification thereof and used in the Plan shall have the meaning assigned to it under the Act.

3. ELIGIBILITY OF PARTICIPANTS

3.1 The eligibility criteria for Senior Executives are set out in Appendix A and the eligibility criteria for Employees are set out in Appendix B.

3.2 Participants in the Plan shall not, save with the prior approval of the Committee in its absolute discretion, be eligible to participate in other share option schemes implemented by the Company or the Subsidiaries.

3.3 Senior Executives and Employees of a Subsidiary who are eligible and selected by the Committee to participate in the Plan shall cease to be eligible to participate in the Plan if the Subsidiary which employed them becomes a public listed company. Such Senior Executives and Employees shall be eligible to participate in any share option scheme that may be implemented by the listed Subsidiary.

4. MAXIMUM LIMITS ON OPTIONS

4.1 The number of Plan Shares to be offered to a Participant in accordance with the Plan shall be determined by the Committee at its absolute discretion after taking into account the Participant's performance and such other general criteria as the Committee may consider appropriate, subject to the limits set out, in the case of Senior Executives, in Appendix A and in the case of Employees, in Appendix B, and to any adjustment which may be made under Rule 10.

4.2 The Committee may offer IPO Options in conjunction with the listing of the Company on the SGX-ST, provided that the aggregate number of Shares which may be offered through IPO Options shall not exceed ten (10) per cent. of the total number of Shares available under the Plan.

5. SUBSCRIPTION PRICE

5.1 Subject to any adjustment pursuant to Rule 10, the Subscription Price to be paid for each Ordinary Share on exercise of an Option shall be the price which is the average of the last dealt prices for the Ordinary Shares, as determined by reference to the daily official list or any other publication published by the Stock Exchange for the five (5) consecutive Market Days immediately preceding the Date of Grant of that Option.

5.2 The Subscription Price for each Ordinary Share in respect of which an IPO Option is exercisable shall be fixed by the Committee at a price equal to the price at which the Shares are offered to the public pursuant to the IPO (the "IPO Price").

5.3 The Subscription Price shall in no event be less than the nominal value of the Ordinary Share.

6. GRANT OF OPTIONS

6.1 The Committee may, subject as provided in Rule 11, grant Options at any time, provided that IPO Options may be granted on or prior to the Listing Date and, provided further, that in the event that an announcement on any matter of an exceptional nature involving unpublished price sensitive information is made, Options may only be granted on or after the second Market Day from the date on which the aforesaid announcement is released.

6.2 The Letter of Offer to grant an Option shall be in or substantially in the form set out in Annexe Ia (in relation to an IPO Option) and in the form set out in Annexe 1b (in relation to a Market Price Option), subject to such modification as the Committee may from time to time determine.

6.3 An Option shall be personal to the person to whom it is offered and shall not be transferred (other than to a Participant's personal representative on the death of that Participant), charged, assigned, pledged or otherwise disposed of, in whole or in part, unless with the prior approval of the Committee.

6.4 The grant of an Option shall be accepted by the Grantee within thirty (30) days from the Date of Grant of that Option and, in any event, not later than 5.00 p.m. on the thirtieth (30th) day from such Date of Grant by completing, signing and returning the Acceptance Form in or substantially in the form set out in Annexe IIa (in relation to an IPO Option) and in the form set out in Annexe IIb (in relation to a Market Price Option), subject to such modification as the Committee may from time to time determine, accompanied by payment of $1.00 as consideration.

6.5 Unless the Committee determines otherwise, an Option shall automatically lapse and become null, void and of no effect and shall not be capable of acceptance if:-

(a) it is not accepted in the manner as provided in Rule 6.4; or

(b) the Grantee dies prior to his acceptance of the Option; or

(c) the Grantee is adjudicated a bankrupt or enters into composition with his creditors prior to his acceptance of the Option; or

(d) the Grantee ceases to be in the employment of the SATS ESOP Group for any reason whatsoever prior to his acceptance of the Option; or

(e) the Company is liquidated or wound-up prior to the Grantee's acceptance of the Option.

7. EXERCISE OF OPTIONS, ALLOTMENT AND LISTING OF ORDINARY SHARES

7.1 Subject to Rule 8.1, an Option may be exercised, in whole or in part, by a Participant giving notice in writing to the Company in or substantially in the form set out in Annexe IIIa (in relation to an IPO Option) and in the form set out in Annexe IIIb (in relation to a Market Price Option), subject to such modification as the Committee may from time to time determine. Such notice

must be accompanied by a remittance for the Aggregate Subscription Cost in respect of the Ordinary Shares for which that Option is exercised and any other documentation the Committee may require. An Option shall be deemed to be exercised upon receipt by the Company of the said notice, duly completed, and the Aggregate Subscription Cost.

7.2 All payments made pursuant to Rule 7.1 shall be made by cheque, cashiers' order, banker's draft or postal order made out in favour of the Company or such other mode of payment as may be acceptable to the Company.

7.3 Subject to such consents or other required actions of any competent authority under any regulations or enactments for the time being in force as may be necessary and subject to compliance with the terms of the Plan and the Memorandum and Articles of Association of the Company, the Company shall, within ten (10) Market Days after the exercise of an Option, allot the relevant Ordinary Shares and despatch to CDP the relevant share certificates by ordinary post or such other mode as the Committee may deem fit.

7.4 The Company shall, as soon as practicable after such allotment, apply to the Stock Exchange (and any other stock exchange on which the Ordinary Shares are quoted or listed) for permission to deal in and for quotation of such Ordinary Shares.

7.5 Ordinary Shares which are allotted on the exercise of an Option by a Participant shall be issued in the name of CDP to the credit of the securities account of that Participant maintained with CDP, the securities sub-account maintained with a Depository Agent or the CPF investment account maintained with a CPF Agent Bank.

7.6 Ordinary Shares allotted and issued on exercise of an Option shall:-

(a) be subject to all the provisions of the Memorandum and Articles of Association of the Company;

(b) rank in full for all entitlements, including dividends or other distributions declared or recommended in respect of the then existing Ordinary Shares, the Record Date of these existing Ordinary Shares being the date on or after the date on which such an Option was exercised; and

(c) in all other respects rank pari passu with other existing Ordinary Shares then in issue.

"Record Date" means the date fixed by the Company on which at the close of business, shareholders must be registered in order to participate in any dividends, rights, allotments or other distributions.

7.7 The Company shall keep available sufficient unissued Ordinary Shares to satisfy the full exercise of all Options for the time being remaining capable of being exercised.

8. EXERCISE PERIOD AND LAPSE OF RIGHTS TO EXERCISE OPTIONS

8.1 Options granted may be exercised in whole or in part during a period commencing on the first anniversary of the Date of Grant and expiring on the tenth anniversary of such Date of Grant subject to the vesting conditions / schedule set out, in the case of Senior Executives, in Appendix A and in the case of Employees, in Appendix B, and subject to any other conditions as may be introduced by the Committee from time to time.

8.2 In the event of an Option being exercised in part only, the balance of the Option not thereby exercised shall continue to be exercisable in accordance with the Plan until such time as it shall lapse in accordance with the Plan.

8.3 An Option shall, to the extent unexercised, immediately lapse without any claim against the Company:-

(a) subject to Rules 8.4, 8.5 and 8.6, upon the Participant ceasing to be in the employment of the SATS ESOP Group for any reason whatsoever; or

(b) upon the bankruptcy of the Participant or the happening of any other event which results in his being deprived of the legal or beneficial ownership of such Option; or

(c) in the event of misconduct on the part of the Participant as determined by the Committee in its discretion.

8.4 If a Participant:-

(a) retires; or

(b) ceases to be employed by the Company or any of the Subsidiaries by reason of i) ill health, injury or disability (in each case, evidenced to the satisfaction of the Committee) or death; ii) redundancy; or iii) any other reason approved in writing by the Committee,

and at the date of his retirement or cessation of employment holds unexercised Options, such Options shall continue to be exercisable by him up to the expiration of the applicable Exercise Period or the period of five (5) years from the date of his retirement or cessation of employment, as the case may be, whichever is earlier.

For the purpose of this Rule 8.4, if a Participant ceases to be employed by the Company or any of the Subsidiaries by reason of i) the Participant's acceptance of any golden handshake or early release scheme or ii) in the case of an expatriate employee who is employed on a fixed term contract, on the Participant's attaining his retirement age and completion of the fixed term contract; he shall be deemed to have retired and may accordingly exercise unexercised Options in accordance with this Rule 8.4.

8.5 If a Participant ceases to be employed by the Company or any of the Subsidiaries by reason of his completion of a fixed term contract (other than a final fixed term contract) and at the date of his cessation of employment holds unexercised Options, such Options shall immediately vest and be exercisable by him from the date of his cessation of employment to the date falling one (1) year from the date of cessation of his employment.

8.6 In the event that:-

(a) Transfer to SIA/SIA's subsidiaries/the Company's other subsidiaries

a Participant ceases to be employed by the Company or any of the Subsidiaries by reason of a transfer of employment to SIA, a subsidiary of SIA or a subsidiary of the Company which is not a Subsidiary, then, subject to Rule 8.6(e), the cessation of employment shall not operate to prejudice his right to exercise such unexercised Options up to the expiration of the applicable Exercise Period or in any way shorten the applicable Exercise Period; or

(b) Transfer to associated companies of SIA/the Company

a Participant ceases to be employed by the Company or any of the Subsidiaries by reason of a transfer of employment to any of SIA's associated companies or any of the Company's associated companies and such reason for cessation of employment is approved in writing by the Committee, then, subject to Rule 8.6(e), the cessation of employment shall not operate to prejudice his right to exercise such unexercised Options up to the expiration of the applicable Exercise Period or in any way shorten the applicable Exercise Period; or

(c) Subsequent transfers of employment

following a transfer of employment by a Participant to a subsidiary or associated company (as the case may be) as described in Rule 8.6(a) and (b), the Participant's employment is subsequently transferred (from time to time) to any of the companies in the SIA Group or any associated companies of SIA or any of the companies in the SATS Group or any associated companies of the Company, then:-

(i) subject to Rule 8.6(c)(ii) and Rule 8.6(e), any such subsequent transfer(s) of employment shall not operate to prejudice his right to exercise such unexercised Options up to the expiration of the applicable Exercise Period or in any way shorten the applicable Exercise Period; and

(ii) subject to Rule 8.6(e), when a Participant is first transferred to an associated company of either SIA or the Company (following one or more transfer(s) of employment to SIA or any of the subsidiaries of SIA or of the Company), such transfer shall not operate to prejudice his right to exercise such unexercised Options up to the expiration of the applicable Exercise Period or in any way shorten the applicable Exercise Period, if the transfer to the associated company is approved in writing by the Committee; or

(d) Subsequent disposal of subsidiaries/associated companies of SIA/the Company

(i) the Subsidiary in which a Participant is employed; or

(ii) the subsidiary or associated company of SIA or of the Company (as the case may be) in which a Participant is employed following transfer(s) of employment by that Participant as described in Rules 8.6(a), (b) and/or (c),

is subsequently wholly or partially disposed of, such disposal shall not operate to prejudice a Participant's right to exercise unexercised Options up to the expiration of the applicable Exercise Period or in any way shorten the expiration of the applicable Exercise Period; or

(e) Where the Company ceases to be a subsidiary of SIA

the Company ceases to be a subsidiary of SIA, then, notwithstanding Rule 8.6(a), (b) and (c), if a Participant's employment is subsequently transferred to any company within the SIA Group or any of SIA's associated companies (which for the avoidance of doubt shall exclude the Company or any of its subsidiaries or associated companies), the Committee shall have the absolute discretion to decide the period (not exceeding any applicable Exercise Period) during which the Participant shall be entitled to exercise his unexercised Options.

For the avoidance of any doubt the provisions of this Rule 8.6 are only intended to apply to determine the entitlement of a Participant to his unexercised Options, when his employment is transferred, or the company in which he is employed is the subject of a disposal, as described in this Rule 8.6, and the provisions of Rules 8.3, 8.4 and 8.5 shall continue to apply to such a Participant as if the company that he was employed in were the Company or any of its Subsidiaries as referred to in those Rules.

8.7 For the purpose of Rule 8, a Participant shall be deemed to have ceased to be employed by a company in the SIA Group, any of SIA's associated companies, the SATS Group or any of the Company's associated companies (as the case may be) as of the last day of his employment with such company.

9. TAKEOVER AND WINDING UP OF THE COMPANY

9.1 Notwithstanding Rule 8 but subject to Rule 9.5, in the event of a takeover being made for the Ordinary Shares, a Participant shall be entitled to exercise in full or in part any Option held by him and as yet unexercised, in the period commencing on the date on which such offer is made or, if such offer is conditional, the date on which such offer becomes or is declared unconditional, as the case may be, and ending on the earlier of:-

(a) the expiry of six (6) months thereafter, unless prior to the expiry of such six-month period, at the recommendation of the offeror and with the approvals of the Committee and the Stock Exchange, such expiry date is extended to a later date (in either case, being a date falling not later than the expiry of the Exercise Period relating thereto); or

(b) the date of expiry of the Exercise Period relating thereto,

whereupon the Option then remaining unexercised shall lapse.

Provided that if during such period, the offeror becomes entitled or bound to exercise rights of compulsory acquisition under the provisions of the Act and, being entitled to do so, gives notice to the Participants that it intends to exercise such rights on a specified date, the Option shall remain exercisable by the Participant until the expiry of such specified date or the expiry of the Exercise Period relating thereto, whichever is earlier. Any Option not so exercised shall lapse provided that the rights of acquisition or obligations to acquire shall have been exercised or performed, as the case may be. If such rights or obligations have not been exercised or performed, the Option shall, notwithstanding Rule 8, remain exercisable until the expiry of the Exercise Period relating thereto.

9.2 If under the Act, the court sanctions a compromise or arrangement proposed for the purposes of, or in connection with, a scheme for the reconstruction of the Company or its amalgamation with another company or companies, each Participant shall be entitled, notwithstanding Rule 8 but subject to Rule 9.5, to exercise any Option then held by him during the period commencing on the date upon which the compromise or arrangement is sanctioned by the court and ending either on the expiry of sixty (60) days thereafter or the date upon which the compromise or arrangement becomes effective, whichever is later (but not after the expiry of the Exercise Period relating thereto), whereupon the Option shall lapse and become null and void.

9.3 If an order is made for the winding up of the Company on the basis of its insolvency, all Options, to the extent unexercised, shall lapse and become null and void.

9.4 In the event of a members' solvent voluntary winding up (other than for amalgamation or reconstruction), the Participant shall be entitled, within thirty (30) days of the passing of the resolution of such winding up (but not after the expiry of the Exercise Period relating thereto), to exercise any unexercised Option, after which such unexercised Options shall lapse and become null and void.

9.5 If in connection with the making of a general offer referred to in Rule 9.1 or the scheme referred to in Rule 9.2 or the winding up referred to in Rule 9.4, arrangements are made (which are confirmed in writing by the Auditors, acting only as experts and not as arbitrators, to be fair and reasonable) for the compensation of Participants, whether by the continuation of their Options or the payment of cash or the grant of other options or otherwise, a Participant holding an Option, as yet not exercised, may not, at the discretion of the Committee, be permitted to exercise that Option as provided for in this Rule 9.

9.6 To the extent that an Option is not exercised within the periods referred to in this Rule 9, it shall lapse and become null and void.

10. VARIATION OF CAPITAL

10.1 If a variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, or distribution, or otherwise howsoever) shall take place, then the Committee may determine whether:-

(a) the Subscription Price for the Ordinary Shares, the nominal amount, or number of Ordinary Shares comprised in an Option to the extent unexercised; and/or

(b) the nominal amount, class and/or the maximum number of Ordinary Shares over which Options may be granted under the Plan in any one financial year,

shall be adjusted and, if so, the manner in which such adjustment should be made.

10.2 Notwithstanding the provisions of Rule 10.1:-

(a) no adjustment shall be made if, as a result, the Subscription Price shall fall below the nominal amount of an Ordinary Share;

(b) if adjustment would, but for paragraph (a) above, result in the Subscription Price being less than the nominal amount of an Ordinary Share, the Subscription Price payable shall be the nominal amount of an Ordinary Share; and

(c) any determination by the Committee as to whether to make any adjustment and if so, the manner in which such adjustment should be made, must be confirmed in writing by the Auditors (acting only as experts and not as arbitrators) to be in their opinion, fair and reasonable.

10.3 The issue of securities as consideration for a private placement of Ordinary Shares or as consideration for or in connection with an acquisition of any assets or upon the exercise of any options or conversion of any loan stock or any other securities convertible into shares or subscription rights of any warrants will not be regarded as a circumstance requiring adjustment.

10.4 The cancellation of issued Ordinary Shares purchased by the Company shall not normally be regarded as a circumstance requiring adjustment to the Subscription Price for the Ordinary Shares, the nominal amount, or number of Ordinary Shares comprised in an Option granted. However, the Committee may adjust the number of Ordinary Shares to be allocated to any Participant if the Company's issued share capital is reduced as a result of the cancellation of issued Ordinary Shares purchased by the Company, having regard to the purchases of Ordinary Shares undertaken by the Company from time to time.

10.5 When any adjustment has to be made pursuant to this Rule 10 resulting in a change to the Subscription Price for the Ordinary Shares, the nominal amount, or number of Ordinary Shares comprised in an Option granted, the Company shall notify the Participant (or his duly appointed personal representatives where applicable) in writing and deliver to him (or his duly appointed personal representatives where applicable) a statement setting forth the Subscription Price thereafter in effect and the nominal value or number of Ordinary Shares thereafter to be issued on the exercise of the Option. Any adjustment shall take effect upon such written notification being given.

11. LIMITATION OF THE SIZE OF THE PLAN

The aggregate nominal amount of Ordinary Shares over which the Committee may grant Options on any date, when added to the nominal amount of Ordinary Shares issued and issuable in respect of all Options granted under the Plan, shall not exceed fifteen per cent. (15%) of the issued ordinary share capital of the Company on the day preceding that date.

12. ADMINISTRATION OF THE PLAN

12.1 The Plan shall be administered by the Committee. In accordance with the requirements of the SGX-ST Listing Rules, a member of the Committee who is a Participant shall not participate in any deliberation or decision in respect of Options to be granted to or held by him.

12.2 The terms of reference of the Committee are to, inter alia:-

(a) implement and administer the Plan;

(b) modify and/or amend the Plan from time to time provided that such modifications and amendments are effected in accordance with the provisions of the Plan;

(c) determine the eligibility of individuals for participation in the Plan;

(d) offer and grant Options in accordance with the provisions of the Plan; and

(e) allot and issue Shares as may be required to be issued pursuant to the exercise of Options granted under the Plan in accordance with the Plan.

12.3 The Committee shall have the power, from time to time, to make and vary such regulations (not being inconsistent with the Plan) for the implementation and administration of the Plan as they think fit.

12.4 Any decision of the Committee made pursuant to any provision of the Plan (other than a matter to be certified or confirmed by the Auditors) shall be final and binding (including any decisions pertaining to disputes as to the interpretation of the Plan or any rule, regulation, procedure thereunder or as to any rights under the Plan).

13. NOTICES

13.1 Any notice required to be given by a Participant to the Company shall be sent or made to the registered office of the Company or such other addresses as may be notified by the Company to him in writing.

13.2 Any notices or documents required to be given to a Participant or any correspondence to be made between the Company and the Participant shall be given or made by the Committee (or such person(s) as it may from time to time direct) on behalf of the Company and shall be delivered to him by hand or sent to him at his home address according to the records of the Company or the last known address of the Participant and if sent by post, shall be deemed to have been given on the day following the date of posting.

14. MODIFICATIONS OF THE PLAN

14.1 Any or all the provisions of the Plan may be modified and/or altered at any time and from time to time by resolution of the Committee, save that:-

(a) any modification or alteration which materially and adversely alters the rights attaching to any Option granted prior to such modification or alteration may only be made with the consent in writing of such number of Participants who would together hold not less than three-quarters (¾) in nominal amount of the Ordinary Shares which would fall to be allotted upon exercise in full of the Options held by all Participants who respond to the Company's request for such consent within twenty-one (21) days of the Company's despatch of the request; and

(b) any modification or alteration which would be to the advantage of the Participants under the Plan shall be subject to the prior approval of the Company's shareholders in a general meeting.

For the purposes of Rule 14.1(a), the opinion of the Committee as to whether any modification or alteration would materially and adversely alter the rights attaching to any Option shall be final and conclusive.

14.2 Notwithstanding anything to the contrary contained in Rule 14.1, the Committee may at any time by resolution (and without other formality or approval of the Participants, save for the prior approval of the Stock Exchange) amend or alter the Plan in any way to the extent necessary to cause the Plan to comply with any statutory provision or the provision of the regulations of any regulatory or other relevant authority or body (including the Stock Exchange).

14.3 Written notice of any modification or alteration made in accordance with this Rule 14 shall be given to all Participants.

15. TERMS OF EMPLOYMENT UNAFFECTED

The terms of employment of a Participant shall not be affected by his participation in the Plan, which shall neither form part of such terms nor entitle him to take into account such participation in calculating any compensation or damages on the termination of his employment for any reason.

16. DURATION OF THE PLAN

16.1 The Plan shall continue to be in force at the discretion of the Committee, subject to a maximum period of ten (10) years commencing on the Adoption Date, provided always that the Plan may continue beyond the above stipulated period with the approval of the Company's shareholders by ordinary resolution in a general meeting and of any relevant authorities which may then be required.

16.2 The Plan may be terminated at any time by the Committee or, at the discretion of the Committee, by resolution of the Company in a general meeting, subject to all relevant approvals which may be required and if the Plan is so terminated, no further Options shall be offered by the Company hereunder.

16.3 The termination of the Plan shall not affect Options which have been granted and accepted as provided in Rule 6.4, whether such Options have been exercised (whether fully or partially) or not.

17. TAXES

All taxes (including income tax) arising from the exercise of any Option granted to any Participant under the Plan shall be borne by that Participant.

18. COSTS AND EXPENSES OF THE PLAN

18.1 Each Participant shall be responsible for all fees of CDP relating to or in connection with the issue and allotment of any Ordinary Shares pursuant to the exercise of any Option in CDP's name, the deposit of share certificate(s) with CDP, the Participant's securities account with CDP, or the Participant's securities sub-account with a CDP Depository Agent or CPF investment account with a CPF Agent Bank.

18.2 Save for the taxes referred to in Rule 17 and such other costs and expenses expressly provided in the Plan to be payable by the Participants, all fees, costs and expenses incurred by the Company in relation to the Plan including but not limited to the fees, costs and expenses relating to the allotment and issue of Ordinary Shares pursuant to the exercise of any Option shall be borne by the Company.

19. DISCLAIMER OF LIABILITY

Notwithstanding any provisions herein contained, the Committee and the Company shall not under any circumstances be held liable for any costs, losses, expenses and damages whatsoever and howsoever arising in any event, including but not limited to the Company's delay in issuing the Ordinary Shares or applying for or procuring the listing of the Ordinary Shares on the Stock Exchange in accordance with Rule 7.4 (and any other stock exchange on which the Ordinary Shares are quoted or listed).

20. DISPUTES

Any disputes or differences of any nature arising hereunder shall be referred to the Committee and its decision shall be final and binding in all respects.

21. GOVERNING LAW

The Plan shall be governed by, and construed in accordance with, the laws of the Republic of Singapore. The Participants, by accepting Options in accordance with the Plan, and the Company submit to the exclusive jurisdiction of the courts of the Republic of Singapore.

ANNEXE Ia

THE SATS EMPLOYEE SHARE OPTION PLAN

LETTER OF OFFER
(IPO OPTION)

PRIVATE & CONFIDENTIAL Serial No:____________

[Date of Grant]

To: Name
Designation
Address

Dear Sir / Madam

We have the pleasure of informing you that you are eligible to participate in the SATS Employee Share Option Plan (the "Plan").

Accordingly, an offer is hereby made to grant you an IPO Option, in consideration of the payment of a sum of $1.00, to subscribe for and be allotted ____________ ordinary shares of $0.10 each in the capital of the Company at the price of $ ____________ per share (the "IPO Option"). The IPO Option shall be subject to the terms of this letter and of the Plan (as the same may be amended from time to time). The IPO Option may be exercised in accordance with the following vesting schedule:-

No. of Shares	**Exercisable On or After**
(specifying numbers)	(specifying dates)

The IPO Option is personal to you and shall not be transferred, charged, pledged, assigned or otherwise disposed of to any other person except as provided for in the Plan.

If you wish to accept the offer, please sign and return the enclosed Acceptance Form with a sum of $1.00 not later than ________ (a.m./p.m.) on the ________ day of ______________ 20 _______, failing which this offer will lapse.

Yours faithfully

for and on behalf of
the Board of Directors of
Singapore Airport Terminal Services Limited

enc:

Note: Words and expressions used in this Letter of Offer shall, unless the context otherwise requires, have the same meanings assigned to them in the Rules of the SATS Employee Share Option Plan.

ANNEXE Ib

THE SATS EMPLOYEE SHARE OPTION PLAN

LETTER OF OFFER
(MARKET PRICE OPTION)

PRIVATE & CONFIDENTIAL Serial No:___________

[Date of Grant]

To: Name
Designation
Address

Dear Sir / Madam

We have the pleasure of informing you that you are eligible to participate in the SATS Employee Share Option Plan (the "Plan").

Accordingly, an offer is hereby made to grant you a Market Price Option, in consideration of the payment of a sum of $1.00, to subscribe for and be allotted ___________ ordinary shares of $0.10 each in the capital of the Company at the price of $ ____________ per share (the "Market Price Option"). The Market Price Option shall be subject to the terms of this letter and of the Plan (as the same may be amended from time to time). The Market Price Option may be exercised in accordance with the following vesting schedule:-

<u>No. of Shares</u>	<u>Exercisable On or After</u>
(specifying numbers)	(specifying dates)

The Market Price Option is personal to you and shall not be transferred, charged, pledged, assigned or otherwise disposed of to any other person except as provided for in the Plan.

If you wish to accept the offer, please sign and return the enclosed Acceptance Form with a sum of $1.00 not later than _______ (a.m./p.m.) on the _______ day of _____________ 20_______, failing which this offer will lapse.

Yours faithfully

for and on behalf of
the Board of Directors of
Singapore Airport Terminal Services Limited

Enc:

Note: Words and expressions used in this Letter of Offer shall, unless the context otherwise requires, have the same meanings assigned to them in the Rules of the SATS Employee Share Option Plan.

THE SATS EMPLOYEE SHARE OPTION PLAN

ACCEPTANCE FORM
(IPO OPTION)

PRIVATE & CONFIDENTIAL Serial No:____________

[Date of Grant]

To: The Company Secretary
Singapore Airport Terminal Services Limited
20 Airport Boulevard
Singapore 819659

Closing Date for acceptance of offer : ______________________________

Number of shares offered : ______________________________

Subscription Price per share : $ ______________________________

Total Amount Payable : $ ______________________________

I have read your Letter of Offer dated ____________ (Date of Grant) and agree to be bound by the terms of the SATS Employee Share Option Plan and the Letter of Offer. I hereby accept the IPO Option to subscribe for ____________ ordinary shares of $0.10 each in the share capital of Singapore Airport Terminal Services Limited at $ ____________ per ordinary share and enclose *a cheque/cash for $1.00 in payment for the purchase of the IPO Option.

I understand that I am not obliged to exercise my IPO Option to subscribe for shares in the Company.

I confirm that as at the date hereof:-

(a) I am not less than 21 years old nor an undischarged bankrupt; and

(b) I am not a substantial shareholder of the Company (as defined under the provisions of the Companies Act (Chapter 50)).

I acknowledge that you have not made any representation or warranty or given me any expectation of employment or continued employment to induce me to participate in the Plan or accept the offer and that the terms of the Letter of Offer and this Acceptance Form constitute the entire agreement between us relating to the offer.

Please print in block letters

Name in full : ______________________________

Designation : ______________________________

Address : ______________________________

Nationality : ______________________________

NRIC/Passport No. : ______________________________

CDP Direct Securities Account No. : ______________________________

Signature : ______________________________

Date : ______________________________

* Delete accordingly.

Note: Shares must be accepted in full or in multiples of 100.

THE SATS EMPLOYEE SHARE OPTION PLAN

ACCEPTANCE FORM
(MARKET PRICE OPTION)

PRIVATE & CONFIDENTIAL Serial No:__________

[Date of Grant]

To: The Company Secretary
Singapore Airport Terminal Services Limited
20 Airport Boulevard
Singapore 819659

Closing Date for acceptance of offer : ______________________________

Number of shares offered : ______________________________

Subscription Price per share : $ ______________________________

Total Amount Payable : $ ______________________________

I have read your Letter of Offer dated __________ (Date of Grant) and agree to be bound by the terms of the SATS Employee Share Option Plan and the Letter of Offer. I hereby accept the Market Price Option to subscribe for __________ ordinary shares of $0.10 each in the share capital of Singapore Airport Terminal Services Limited at $ __________ per ordinary share and enclose *a cheque/cash for $1.00 in payment for the purchase of the Market Price Option.

I understand that I am not obliged to exercise my Market Price Option to subscribe for shares in the Company.

I confirm that as at the date hereof:-

(a) I am not less than 21 years old nor an undischarged bankrupt; and

(b) I am not a substantial shareholder of the Company (as defined under the provisions of the Companies Act (Chapter 50)).

I acknowledge that you have not made any representation or warranty or given me any expectation of employment or continued employment to induce me to participate in the Plan or accept the offer and that the terms of the Letter of Offer and this Acceptance Form constitute the entire agreement between us relating to the offer.

Please print in block letters

Name in full	:	______________________
Designation	:	______________________
Address	:	______________________
Nationality	:	______________________
NRIC/Passport No.	:	______________________
CDP Direct Securities Account No.	:	______________________
Signature	:	______________________
Date	:	______________________

* Delete accordingly.

Note: Shares must be accepted in full or in multiples of 100.

THE SATS EMPLOYEE SHARE OPTION PLAN

EXERCISE NOTICE
(IPO OPTION)

PRIVATE & CONFIDENTIAL Serial No:____________

[Date of Grant]

To: The Company Secretary
Singapore Airport Terminal Services Limited
20 Airport Boulevard
Singapore 819659

Total number of shares of $0.10 each offered at $____________ per ordinary share under the Plan on ____________ : ______________________________

Number of shares previously allotted and issued thereunder : ______________________________

Outstanding balance of shares to be allotted and issued thereunder : ______________________________

Number of shares now to be subscribed : ______________________________

---

1. Pursuant to the Company's Letter of Offer dated ____________ (Date of Grant) and my acceptance thereof, I hereby exercise the option to subscribe for ____________ ordinary shares of $0.10 each (in multiples of 100) in the capital of Singapore Airport Terminal Services Limited at $ ____________ per Share.

2. Please choose either paragraph 2a or 2b and delete the other paragraph

*2a (in the case of a Participant who is not using CPF monies in payment for Plan Shares)

I wish to pay for the Aggregate Subscription Cost in respect of the Plan Shares by way of the enclosed *cheque/cashier's order/bank draft/postal order no. ____________ /cash for $ ____________. I request the Company to instruct the Central Depository (Pte) Limited ("CDP") to credit the same to my CDP Global Securities Account number ____________________.

OR

*2b (in the case of a Participant who is using CPF monies in payment for the Plan Shares)

I wish to pay for the Aggregate Subscription Cost in respect of the Plan Shares by way of CPF monies standing to the credit of my CPF investment account specified below. In this connection, I enclose herewith a CPF withdrawal form. I also irrevocably and unconditionally authorise the Company to obtain or disclose all necessary information from or to the Agent Bank named below, to submit the abovementioned form to the Agent Bank and to request such Agent Bank to

forward the cashier's order or cheque for an amount equal to the Aggregate Subscription Cost in payment of the Plan Shares of the Company. I agree that the Company shall not in any way be liable if for any reason whatsoever such cashier's order or cheque is not issued or is not received by the Company. I request the Company to instruct CDP to credit the Plan Shares to the account of such nominee of the Agent Bank as shall have been notified by the Agent Bank to the Company.

Name of bank : ______________________________ (the "Agent Bank")

CPF Investment Account Number : ______________________________

3. I request the Company to issue and register the share certificate(s) relating to the Plan Shares in the name of CDP. I also request the Company to despatch the share certificate(s) to CDP, by ordinary post and at my own risk.

4. I agree to subscribe for the said Plan Shares subject to the terms of the offer, the terms of the SATS Employee Share Option Plan (as the same may from time to time be amended pursuant to the terms thereof) and the Memorandum and Articles of Association of the Company.

5. I declare that I am subscribing for the said Plan Shares for myself and not as a nominee for any other person.

* Delete accordingly.

Please print in block letters

Name in full : ______________________________

Designation : ______________________________

Address : ______________________________

Nationality : ______________________________

NRIC/Passport No. : ______________________________

CDP Direct Securities Account No. : ______________________________

Signature : ______________________________

Date : ______________________________

THE SATS EMPLOYEE SHARE OPTION PLAN

EXERCISE NOTICE
(MARKET PRICE OPTION)

PRIVATE & CONFIDENTIAL Serial No:__________

[Date of Grant]

To: The Company Secretary
Singapore Airport Terminal Services Limited
20 Airport Boulevard
Singapore 819659

Total number of shares of $0.10 each offered at $__________ per ordinary share under the Plan on __________	:	__________
Number of shares previously allotted and issued thereunder	:	__________
Outstanding balance of shares to be allotted and issued thereunder	:	__________
Number of shares now to be subscribed	:	__________

---

1. Pursuant to the Company's Letter of Offer dated __________ (Date of Grant) and my acceptance thereof, I hereby exercise the option to subscribe for __________ ordinary shares of $0.10 each (in multiples of 100) in the capital of Singapore Airport Terminal Services Limited at $ __________ per Share.

2. Please choose either paragraph 2a or 2b and delete the other paragraph

*2a (in the case of a Participant who is not using CPF monies in payment for Plan Shares)

I wish to pay for the Aggregate Subscription Cost in respect of the Plan Shares by way of the enclosed *cheque/cashier's order/bank draft/postal order no. __________/cash for $ __________. I request the Company to instruct the Central Depository (Pte) Limited ("CDP") to credit the same to my CDP Global Securities Account number __________________.

OR

*2b (in the case of a Participant who is using CPF monies in payment for the Plan Shares)

I wish to pay for the Aggregate Subscription Cost in respect of the Plan Shares by way of CPF monies standing to the credit of my CPF Investment Account specified below. In this connection, I enclose herewith a CPF withdrawal form. I also irrevocably and unconditionally authorise the Company to obtain or disclose all necessary information from or to the Agent Bank named below, to submit the abovementioned form to the Agent Bank and to request such Agent Bank to forward

the cashier's order or cheque for an amount equal to the Aggregate Subscription Cost in payment of the Plan Shares of the Company. I agree that the Company shall not in any way be liable if for any reason whatsoever such cashier's order or cheque is not issued or is not received by the Company. I request the Company to instruct CDP to credit the Plan Shares to the account of such nominee of the Agent Bank as shall have been notified by the Agent Bank to the Company.

Name of bank : ______________________________ (the "Agent Bank")

CPF Investment Account Number : ______________________________

3. I request the Company to issue and register the share certificate(s) relating to the Plan Shares in the name of CDP. I also request the Company to despatch the share certificate(s) to CDP, by ordinary post and at my own risk.

4. I agree to subscribe for the said Plan Shares subject to the terms of the offer, the terms of the SATS Employee Share Option Plan (as the same may from time to time be amended pursuant to the terms thereof) and the Memorandum and Articles of Association of the Company.

5. I declare that I am subscribing for the said Plan Shares for myself and not as a nominee for any other person.

* Delete accordingly.

Please print in block letters

Name in full : ______________________________

Designation : ______________________________

Address : ______________________________

Nationality : ______________________________

NRIC/Passport No. : ______________________________

CDP Direct Securities Account No. : ______________________________

Signature : ______________________________

Date : ______________________________

SENIOR EXECUTIVE SHARE OPTION SCHEME

1. ELIGIBILITY

Senior Executives, unless they are also substantial shareholders of the Company (as defined in the Companies Act), who have attained the age of twenty-one (21), and who have been in the service of the Company and/or any of the Subsidiaries for at least two years prior to the Date of Grant shall be eligible to participate in the Senior Executive Share Option Scheme at the absolute discretion of the Committee.

The Committee shall have the discretion to waive any of the foregoing eligibility criteria in any individual case as it deems appropriate.

2. MAXIMUM LIMITS ON OPTIONS

The number of Plan Shares to be offered to a Senior Executive is subject to the following limits for each financial year:-

Grade	Maximum number of Plan Shares for each financial year*
I	272,000
II	116,000
III	78,000
IV	19,400
V	15,600
VI	7,800

* allocations are based on issued share capital of $100 million comprising 1 billion shares at $0.10 par value.

In the event that new grades of employment are introduced by the Company for the Senior Executives (whether in addition to or in substitution for the existing grades of employment), and such new grades are not higher than Grade I, the Committee shall have the absolute discretion to determine the maximum number of Plan Shares that may be offered to a Senior Executive appointed to such new grade provided that such number of Plan Shares shall not exceed the maximum number of Plan Shares that may be offered to a Senior Executive holding the next highest grade of appointment.

3. VESTING

Options granted to Senior Executives are subject to the following vesting schedule:-

(i) 25% of the total amount of the grant on the first anniversary of the Date of Grant;

(ii) 25% of the total amount of the grant on the second anniversary of the Date of Grant;

(iii) 25% of the total amount of the grant on the third anniversary of the Date of Grant; and

(iv) 25% of the total amount of the grant on the fourth anniversary of the Date of Grant.

EMPLOYEE SHARE OPTION SCHEME

1. ELIGIBILITY

The following persons, unless they are also substantial shareholders of the Company (as defined in the Companies Act), shall be eligible to participate in the Employee Share Option Scheme at the absolute discretion of the Committee:-

(a) Employees, who have attained the age of twenty-one (21), and who have been in the service of the Company and/or any of the Subsidiaries for at least eight years prior to the Date of Grant; and

(b) Employees, who have attained the age of twenty-one (21), and who have been in the service of the Company and/or any of the Subsidiaries for at least four years and less than eight years prior to the Date of Grant shall be eligible to a pre-qualifying grant once only under the Employee Share Option Scheme.

The Committee shall have the discretion to waive any of the foregoing eligibility criteria in any individual case as it deems appropriate.

2. MAXIMUM LIMITS ON OPTION

The number of Plan Shares to be offered to an Employee is subject to the following limits for each financial year:-

Grade	Maximum number of Plan Shares for each financial year*
Administrative Officers	4,800
Supervisors	3,200
Others	2,600

* allocations are based on issued share capital of $100 million comprising 1 billion shares at $0.10 par value.

In the event that new grades of employment are introduced by the Company for the Employees (whether in addition to or in substitution for the existing grades of employment), and such new grades are not higher than the Administrative Officers Grade, the Committee shall have the absolute discretion to determine the maximum number of Plan Shares that may be offered to an Employee appointed to such new grade provided that such number of Plan Shares shall not exceed the maximum number of Plan Shares that may be offered to an Employee holding the next highest grade of appointment.

3. VESTING

All grants of Options to Employees will vest on the second anniversary of the Date of Grant.

THE MODIFIED AND RESTATED IPT MANDATE

1. CHAPTER 9A OF THE LISTING MANUAL

1.1 Under Chapter 9A of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), where a listed company or any of its unlisted subsidiaries or unlisted target associated companies (as defined in the Listing Manual) (each an "entity at risk") proposes to enter into a transaction with the listed company's director, Chief Executive Officer or substantial shareholder, or an associate (as defined in the Listing Manual) of any of them (each an "Interested Person"), shareholders' approval and/or an immediate announcement is required in respect of the transaction if the value of the transaction is equal to or exceeds certain financial thresholds, subject to certain exceptions specified in the Listing Manual. Such transactions between an entity at risk and an Interested Person, to which the provisions of Chapter 9A apply, are known as "Interested Person Transactions".

1.2 The financial thresholds and the consequences of reaching such thresholds as set out in Chapter 9A are as follows:-

(a) where the value of an Interested Person Transaction is equal to or exceeds 3% of the latest audited net tangible assets of the listed issuer and is below 5% of the latest audited net tangible assets of the listed issuer, an immediate announcement to SGX-ST is required. Any transaction of value less than 3% of the latest audited net tangible assets of the listed issuer does not require any announcement or shareholders' approval except as stated in paragraphs 1.2(c) and (d) below;

(b) where the value of the Interested Person Transaction is equal to or exceeds 5% of the latest audited net tangible assets of the listed issuer, an immediate announcement and shareholders' approval is required;

(c) where the aggregate value of all Interested Person Transactions which are less than 3% of the latest audited net tangible assets of the listed issuer with the same Interested Person in the current financial year, is equal to or exceeds 3% of the latest audited net tangible assets of the listed issuer at any time during that financial year, the latest Interested Person Transaction and all future Interested Person Transactions entered into with that Interested Person during that financial year must be announced immediately;

(d) where the aggregate value of all Interested Person Transactions which are equal to or exceed 3% of the latest audited net tangible assets of the listed issuer but are less than 5% of the latest audited net tangible assets of the listed issuer with the same Interested Person in the current financial year, is equal to or exceeds 5% of the latest audited net tangible assets of the listed issuer, an immediate announcement must be made and shareholders' approval must be obtained in respect of the latest and all future Interested Person Transactions entered into with that Interested Person during that financial year;

(e) for the purpose of aggregation under paragraph 1.2(c) and (d) above, Interested Person Transactions of value less than S$100,000 need not be taken into account; and

(f) references to "same Interested Person" under paragraphs 1.2(c) and (d) above shall bear the meaning as set out in the Listing Manual.

1.3 Under Chapter 9A, the Company may seek a Shareholders' Mandate for recurrent transactions with Interested Persons of a revenue or trading nature or those necessary for its day-to-day operations such as supplies, materials, etc, but not for the purchase or sale of assets (except if such purchase or sale is in the ordinary course of business), undertakings or businesses.

2. SHAREHOLDERS' MANDATE

2.1 Background

2.1.1 Singapore Airlines Limited ("SIA") provides a whole host of services to the Company, its subsidiaries and target associated companies (the "SATS IPT Group") including financial support, technical and information technology services, insurance services, central purchasing, internal audit and other support services, whilst the Company provides air freight and ground handling services, inflight meal and food catering services, laundry and linen services and security services to SIA and SilkAir (Singapore) Private Limited. The Company also provides certain security and other services to SIA Engineering Company Limited. We also lease land at and around Singapore Changi Airport from the Civil Aviation Authority of Singapore and Jurong Town Corporation.

2.1.2 It is anticipated that the SATS IPT Group would, in the ordinary course of their business, enter into certain transactions with the Company's Interested Persons. Such transactions include, but are not limited to, some or all of the transactions described in paragraph 2.3 below.

2.1.3 Owing to the time-sensitive nature of commercial transactions, the Directors are seeking approval from the Shareholders for this proposed Shareholders' Mandate for the SATS IPT Group, in their normal course of business, to enter into the categories of Interested Person Transactions referred to in paragraph 2.3.1 below with Temasek Holdings (Private) Limited ("Temasek") and its associates (which includes SIA and its subsidiaries), provided that such transactions are made at arm's length and on the SATS IPT Group's normal commercial terms.

2.1.4 This Shareholders' Mandate shall apply in respect of Interested Person Transactions entered or to be entered into from and including the date of this Extraordinary General Meeting ("EGM") of the Company to the next Annual General Meeting ("AGM") of the Company. Thereafter, approval from the Shareholders for a renewal of this Shareholders' Mandate will be sought at each subsequent AGM of the Company.

2.2 Classes of Interested Persons covered by this Shareholders' Mandate

2.2.1 This proposed Shareholders' Mandate will apply to Interested Person Transactions which are carried out with Temasek and its associates (which includes SIA and its associates). As defined in the Listing Manual, an "associate" of Temasek or SIA means its holding company, subsidiary, any fellow subsidiary of its holding company, or any company in which it and/or its holding company and/or any of its subsidiaries and fellow subsidiaries of its holding company have an interest (directly or indirectly) of at least 25%.

2.2.2 Transactions with Interested Persons which do not fall within the ambit of this proposed Shareholders' Mandate shall be subject to the relevant provisions of the Listing Manual. This Shareholders' Mandate will not apply to Interested Person Transactions with the Chief Executive Officer (the "CEO"), the Directors, and their respective associates, for which separate Shareholders' approval will be obtained if it becomes necessary to do so.

2.3 Interested Person Transactions covered by this Shareholders' Mandate

2.3.1 The Interested Person Transactions which will be covered by this Shareholders' Mandate and the benefits to be derived from them are the general transactions by the SATS IPT Group relating to the provision to, or the obtaining from or through, Interested Persons, or the joint transacting with Interested Persons for, products and services in the normal course of business of the SATS IPT Group, including:-

(a) *air freight, logistics and other cargo-related services, and passenger, baggage and other* ground handling services, food supply, inflight meal and food catering services, food testing services, laundry and linen services and security services;

(b) *provision of central purchasing, financial and treasury support (including borrowing of* funds from and placement of funds with Interested Persons, entry into forex, swap and option transactions with or through Interested Persons for hedging purposes, subscription of debt securities issued by Interested Persons, and provision of fund management

services), tax, internal audit, staff training and centrally organised activities and meetings for staff and management, staff transportation and other personnel-related or staff welfare-related services, provision of management and corporate support, staff pooling, technical support, central reservations and other telecommunications systems and support, and other related services;

(c) provision of technical and information technology services, including the acquisition and leasing of computer equipment, provision of computer maintenance services and systems, development, licensing and acquisition of computer software programmes, and other information technology-related equipment, goods and services;

(d) rental and licensing of space, both as lessor/lessee and licensor/licensee, provision of building maintenance services, property management services, and the development of property for investment purposes;

(e) the obtaining of insurances and the underwriting of risks; and

(f) any other transaction relating to the provision of or obtaining from or through, Interested Persons, or the joint transacting with Interested Persons for, products and services related to the SATS IPT Group's principal and ancillary activities in the normal course of its business and on normal commercial terms.

2.4 Review Procedures for Mandated Interested Person Transactions

2.4.1 The SATS IPT Group will implement the following procedures to ensure that mandated Interested Person Transactions are undertaken on an arm's length basis and on the SATS IPT Group's normal commercial terms:-

(a) There are procedures established by the SATS IPT Group to ensure that mandated Interested Person Transactions are undertaken on an arm's length basis and on the SATS IPT Group's normal commercial terms, consistent with the SATS IPT Group's usual business practices and policies, which are generally no more favourable to the Interested Persons than those extended to unrelated third parties.

(b) The following review and approval procedures will be implemented to supplement existing internal control procedures for general transactions:-

(i) Interested Person Transactions equal to or exceeding S$100,000 but less than S$3 million in value will be reviewed and approved by a senior member of the Company's management designated for such purpose by the CEO;

(ii) Interested Person Transactions equal to or exceeding S$3 million but less than S$30 million in value will be reviewed and approved by the CEO;

(iii) Interested Person Transactions equal to or exceeding S$30 million in value shall be reviewed and approved by the Audit Committee and the Board;

(iv) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) with the same Interested Person in the current financial year is equal to or exceeds S$3 million but below S$30 million, the latest and all future Interested Person Transactions equal to or above S$100,000 but below S$30 million will be reviewed and approved by the CEO; and

(v) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) with the same Interested Person in the current financial year is equal to or exceeds S$30 million, the latest and all future Interested Person Transactions equal to or above S$100,000 will be reviewed and approved by the Audit Committee and the Board.

Individual transactions of value less than S$100,000 do not require review and approval and will not be taken into account in the aggregation referred to in paragraphs 2.4.1(b)(iv) and (v) above.

2.4.2 A register will be maintained by the Company to record all Interested Person Transactions which are entered into pursuant to this Shareholders' Mandate. The annual internal audit plan shall incorporate a review of all Interested Person Transactions entered into pursuant to this Shareholders' Mandate to ensure that the relevant approvals have been obtained and the review procedures in respect of such transactions adhered to.

2.4.3 The Board and the Audit Committee shall review the internal audit reports to ascertain that the guidelines and procedures established to monitor Interested Person Transactions have been complied with.

2.4.4 The Board and the Audit Committee shall have overall responsibility for the determination of the review procedures with the authority to sub-delegate to individuals or committees within the Company as they deem appropriate. If a member of the Board or the Audit Committee has an interest in the transaction to be reviewed by the Board or the Audit Committee, as the case may be, he will abstain from any decision making by the Board or the Audit Committee in respect of that transaction.

2.5 Benefit to Shareholders

2.5.1 The obtaining of this Shareholders' Mandate and the renewal of this Shareholders' Mandate on an annual basis would eliminate the need to convene separate general meetings from time to time to seek Shareholders' approval as and when potential Interested Person Transactions with a specific class of Interested Persons arise, thereby reducing substantially administrative time and expenses in convening such meetings, without compromising the corporate objectives or adversely affecting the business opportunities available to the Company.

2.5.2 This Shareholders' Mandate is intended to facilitate transactions in the normal course of business of the SATS IPT Group which are transacted from time to time with the specified classes of Interested Persons, provided that they are carried out at arm's length and on the normal commercial terms of the relevant company in the SATS IPT Group and are not prejudicial to the Shareholders of the Company.

2.5.3 Disclosure will be made in the annual report of the Company of the aggregate value of Interested Person Transactions conducted pursuant to this Shareholders' Mandate during the current financial year, and in the annual reports for the subsequent financial year during which a shareholders' mandate is in force, as required by the provisions of the Listing Manual.

2.6 Audit Committee's Statements

2.6.1 The Audit Committee has reviewed the terms of the IPT Mandate, as proposed to be modified, and is satisfied that the review procedures for Interested Person Transactions, as well as the periodic reviews to be made by the Audit Committee in relation thereto, are sufficient to ensure that Interested Person Transactions will be made with the relevant classes of Interested Persons in accordance with the SATS IPT Group's normal commercial terms, and hence, not prejudicial to the Shareholders, nor disadvantageous to the SATS IPT Group.

2.6.2 The Audit Committee will, in conjunction with its review of the internal audit reports and relevant Interested Person Transactions, as the case may be, also review the established guidelines and procedures to ascertain that they have been complied with. Further, if during these periodic reviews by the Audit Committee, the Audit Committee is of the view that the guidelines and procedures as stated above are not sufficient to ensure that these Interested Person Transactions will be on the SATS IPT Group's normal commercial terms and will not be prejudicial to Shareholders, the Company will revert to Shareholders for a fresh mandate based on new guidelines and procedures for transactions with Interested Persons.

3. APPROVALS

Subject to and in accordance with the provisions of the Listing Manual, the entering into by the Company of the Interested Person Transactions described in this Appendix is subject to the approval of the Shareholders of the Company in general meeting.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the members of the Company will be held on 7 July 2001 at Belvedere Room, Level 4, Main Tower, Mandarin Singapore, 333 Orchard Road, Singapore 238867 at 11.30 am or soon after the conclusion of the Annual General Meeting to be held at 11.00 am on the same day and at the same place for the purpose of considering and, if thought fit, passing with or without any modification, the following Resolutions which will be proposed as Ordinary Resolutions:-

ORDINARY RESOLUTION 1: MODIFICATIONS TO THE SATS EMPLOYEE SHARE OPTION PLAN

That:-

(1) the modified and restated SATS Employee Share Option Plan (as set out in Appendix 2 to the Circular to Shareholders dated 15 June 2001 (the "Circular")) (the "Plan") be and is hereby ratified, adopted and approved by the Company;

(2) the Directors be and are hereby authorised to offer and grant options in accordance with the provisions of the Plan and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Plan, provided always that the aggregate number of shares to be issued pursuant to the Plan shall not exceed 15 per cent. of the total issued share capital of the Company from time to time; and

(3) the Directors and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they and/or he may consider expedient or necessary or in the interests of the Company to give effect to the transactions contemplated and/or authorised by this Resolution.

ORDINARY RESOLUTION 2: MODIFICATIONS TO, AND RENEWAL OF, THE IPT MANDATE

That:-

(1) approval be and is hereby given, for the purposes of Chapter 9A of the Listing Manual of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and target associated companies or any of them to enter into any of the transactions falling within the types of Interested Person Transaction, particulars of which are set out in Appendix 3 to the Circular with any party who is of the class of Interested Persons described in Appendix 3 to the Circular, *provided that such transactions are made at arm's length and on normal commercial terms;*

(2) the approval given in paragraph (1) above (the "IPT Mandate") shall, unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and

(3) the Directors and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they and/or he may consider expedient or necessary or in the interests of the Company to give effect to the transactions contemplated and/or authorised by the IPT Mandate and/or this Resolution.

BY ORDER OF THE BOARD

Annabelle Yip
Company Secretary

15 June 2001
Singapore

NOTES:-

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at Robinson Road Post Office, P.O. Box 2114 Singapore 904114 at least 48 hours before the time appointed for the Extraordinary General Meeting.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)

PROXY FORM

IMPORTANT:

1. For investors who have used their CPF monies to buy SINGAPORE AIRPORT TERMINAL SERVICES LIMITED shares, this Circular is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We ______________________ (NRIC / Passport No.________________) of

____

being a *member/members of Singapore Airport Terminal Services Limited, hereby appoint

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (No. of Shares)
and/or (delete as appropriate)			

Or failing *him/her, the Chairman of the Extraordinary General Meeting ("EGM") of the Company as my/our *proxy/proxies to attend and to vote for *me/us on *my/our behalf and, if necessary, to demand a poll, at the EGM of the Company to be held on 7 July 2001 and at any adjournment thereof. *I/We direct *my/our *proxy/proxies to vote for or against the Ordinary Resolutions to be proposed at the EGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the EGM. If no person is named in the above boxes, the Chairman of the EGM shall be *my/our *proxy/proxies to vote, for or against the Ordinary Resolutions to be proposed at the EGM as indicated hereunder, for *me/us and on *my/our behalf at the EGM and at any adjournment thereof.

	**For	**Against
Ordinary Resolution 1 To approve the proposed modifications to the SATS Employee Share Option Plan		
Ordinary Resolution 2 To approve the proposed modifications to, and renewal of, the IPT Mandate		

* Delete Accordingly
** Please indicate your vote "For" or "Against" with a "✓" within the box provided

Dated this _______ day of ______________________ 2001

Total number of Ordinary Shares held

____
Signature(s) of Shareholder(s) or Common Seal

IMPORTANT
Please read Notes on the reverse.

NOTES:-

1. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. Such proxy need not be a member of the Company.

2. Where a member appoints two proxies, he must specify the proportion of his shareholding to be represented by each proxy.

3. The instrument appointing a proxy must be signed by the appointor or his duly authorised attorney or if the appointor is a corporation, it must be executed either under its common seal or signed by its attorney.

4. A corporation which is a member may also appoint by resolution of its directors or other governing body an authorised representative or representatives in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore, to attend and vote on its behalf.

5. The instrument appointing a proxy or proxies (together with the power of attorney, if any, under which it is signed or a certified copy thereof) must be deposited at Robinson Road Post Office, P.O. Box 2114 Singapore 904114 at least 48 hours before the time appointed for the EGM.

6. A member should insert the total number of Ordinary Shares held. If the member has Ordinary Shares entered against his name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), he should insert that number of Ordinary Shares. If the member has Ordinary Shares registered in his name in the Register of Members, he should insert that number of Ordinary Shares. If the member has Ordinary Shares entered against his name in the Depository Register as well as Ordinary Shares registered in his name in the Register of Members, he should insert the aggregate number of Ordinary Shares. If no number is inserted, this form of proxy will be deemed to relate to all the Ordinary Shares held by the member.

7. The Company shall be entitled to reject this instrument of proxy if it is incomplete, or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this instrument of proxy. In addition, in the case of a member whose Ordinary Shares are entered in the Depository Register, the Company shall be entitled to reject this instrument of proxy which has been lodged if such member is not shown to have Ordinary Shares entered against his name in the Depository Register at least 48 hours before the time appointed for holding the EGM as certified by The Central Depository (Pte) Limited to the Company.

Printed by Central Printers Pte Ltd

Exemption No: 82-5117

INFORMATION MEMORANDUM DATED 26TH MARCH, 2001

SATS

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore on 15th December, 1972)

S$500,000,000
Medium Term Note Programme
(the "MTN Programme")

This Information Memorandum has not been and will not be registered as a Prospectus with the Registrar of Companies and Businesses in Singapore and the notes ("Notes") to be issued from time to time by Singapore Airport Terminal Services Limited (the "Issuer") pursuant to the MTN Programme are offered by the Issuer pursuant to an exemption invoked under Section 106C of the Companies Act, Chapter 50 of Singapore (the "Companies Act"). Accordingly, the Notes may not be offered or sold nor may this Information Memorandum or any other offering document or material relating to the Notes be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore (1) other than (a) to an institutional investor or other person falling within Section 106C of the Companies Act or (b) to a sophisticated investor specified in, and in accordance with the conditions of, Section 106D of the Companies Act or (2) otherwise than pursuant to, and in accordance with the conditions of, any other applicable provision of the Companies Act.

A copy of this document has been lodged with the Registrar of Companies and Businesses in Singapore as an information memorandum for the purposes of Section 106D of the Companies Act. The Registrar of Companies and Businesses in Singapore takes no responsibility as to the contents of this document.

Application has been made to the Singapore Exchange Securities Trading Limited (the "SGX-ST") for permission to deal in and for quotation of any Notes which are agreed at the time of issue thereof to be so listed on the SGX-ST. Such permission will be granted when such Notes have been admitted to the Official List of the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained herein. Admission to the Official List of the SGX-ST and quotation of any Notes on the SGX-ST is not to be taken as an indication of the merits of the Issuer, its subsidiaries, its associated companies or such Notes.

Arrangers

CITIBANK®
A member of citigroup

CITICORP INVESTMENT BANK (SINGAPORE) LIMITED

DBS BANK
THE DEVELOPMENT BANK OF SINGAPORE LTD

TABLE OF CONTENTS

	Page
NOTICE	2
DEFINITIONS	5
CORPORATE INFORMATION	7
SUMMARY OF THE MTN PROGRAMME	8
TERMS AND CONDITIONS OF THE NOTES	12
THE ISSUER	
1. History and ownership structure	36
2. Principal business activities	38
3. Major customers and suppliers	41
4. General competitive conditions in industry and market share	42
5. Licences/patents/rights owned or used by the Issuer	44
6. Financial review for the past three years ended 31st March (1998 to 2000)	45
PURPOSE OF THE MTN PROGRAMME AND USE OF PROCEEDS	48
CLEARING AND SETTLEMENT	49
SINGAPORE TAXATION	50
SUBSCRIPTION, PURCHASE AND DISTRIBUTION	52
APPENDICES	
I: General Information	54
II: Audited Financial Statements of Singapore Airport Terminal Services Limited and its subsidiaries for the financial year ended 31st March, 2000	65
III: Announcement of interim unaudited results of Singapore Airport Terminal Services Limited for the six months ended 30th September, 2000	92

NOTICE

Citicorp Investment Bank (Singapore) Ltd ("Citicorp") and The Development Bank of Singapore Ltd ("DBS") (together, the "Arrangers") have been authorised by Singapore Airport Terminal Services Limited (the "Issuer") to arrange the S$500,000,000 Medium Term Note Programme ("MTN Programme") described herein. Under the MTN Programme, the Issuer may, subject to compliance with all relevant laws, regulations and directives, from time to time issue notes (the "Notes") denominated in Singapore dollars and/or any other currencies.

This Information Memorandum contains information with regard to the Issuer, its subsidiaries, SIA (as defined herein) and the Notes. The Issuer having made all reasonable enquiries, confirms that this Information Memorandum contains all information which is material in the context of the issue and offering of the Notes, that the information contained herein is true and accurate in all material respects, the opinions, expectations and intentions expressed in the Information Memorandum have been carefully considered, and that there are no other facts the omission of which in the context of the issue and offering of the Notes would or might make any such information or expressions of opinion, expectation or intention misleading in any material respect.

Notes may be issued in series having one or more issue dates and the same maturity date, and on identical terms except (in the case of Notes other than variable rate notes (as described under "Summary of the MTN Programme") for the issue dates, issue prices and/or the dates of the first payment of interest, or (in the case of variable rate notes) for the issue prices and rates of interest. Each series may be issued in one or more tranches on the same or different issue dates. The Notes will be issued in bearer form and may be listed on a stock exchange. Subject to compliance with all relevant laws, regulations and directives, the Notes may have maturities of not less than one month nor more than ten years and may be subject to redemption or purchase in whole or in part. The Notes will bear interest at a fixed, floating, variable or hybrid rate and will be repayable at par, at a specified amount above or below par or at an amount determined by reference to a formula, in each case with terms as specified in the pricing supplement issued in relation to each series or tranche of Notes (the "Redemption Amount"). Details applicable to each series or tranche of Notes will be specified in the applicable pricing supplement which is to be read in conjunction with this Information Memorandum.

The maximum aggregate principal amount of the Notes to be issued, when added to the aggregate principal amount of all Notes outstanding (as defined in the Trust Deed referred to below) shall be S$500,000,000 (or its equivalent in any other currencies) or such higher amount as may be agreed between the Issuer and the Arrangers.

No person has been authorised to give any information or to make any representation other than those contained in this Information Memorandum and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, either of the Arrangers or any of the Dealers (as defined below). Save as expressly stated in this Information Memorandum, nothing contained herein is, or may be relied upon as, a promise or representation as to the future performance or policies of the Issuer or any of its subsidiaries or associated companies (if any) or SIA. Neither this Information Memorandum nor any other document or information (or any part thereof) delivered or supplied under or in relation to the MTN Programme may be used for the purpose of, and does not constitute an offer of, or solicitation or invitation by or on behalf of the Issuer, either of the Arrangers or any of the Dealers to subscribe for or purchase, the Notes in any jurisdiction or under any circumstances in which such offer, solicitation or invitation is unlawful, or not authorised or to any person to whom it is unlawful to make such offer, solicitation or invitation. The distribution and publication of this Information Memorandum or any such other document or information and the offer of the Notes in certain jurisdictions may be restricted by law. Persons who distribute or publish this Information Memorandum or any such other document or information or into whose possession this Information Memorandum or any such other document or information comes are required to inform themselves about and to observe any such restrictions and all applicable laws, orders, rules and regulations.

The Notes have not been, and will not be, registered under the Securities Act (as defined herein) and are subject to US tax law requirements and restrictions. Subject to certain exceptions, the Notes may not be offered, sold or delivered within the United States or to U.S. persons.

Neither this Information Memorandum nor any other document or information (or any part thereof) delivered or supplied under or in relation to the MTN Programme shall be deemed to constitute an offer of, or an invitation by or on behalf of the Issuer, either of the Arrangers or any of the Dealers to subscribe for or purchase, any of the Notes.

This Information Memorandum and any other documents or materials in relation to the issue, offering or sale of the Notes have been prepared solely for the purpose of the initial sale by the relevant Dealers of the Notes from time to time to be issued pursuant to the MTN Programme. This Information Memorandum and such other documents or materials are made available to the recipients thereof solely on the basis that they are persons falling within the ambit of Section 106C and/or Section 106D of the Companies Act and may not be relied upon by any person other than persons to whom the Notes are sold or with whom they are placed by the relevant Dealers as aforesaid or for any other purpose. Recipients of this Information Memorandum shall not reissue, circulate or distribute this Information Memorandum or any part thereof in any manner whatsoever.

Neither the delivery of this Information Memorandum (or any part thereof) or the issue, offering, purchase or sale of the Notes shall, under any circumstances, constitute a representation, or give rise to any implication, that there has been no change in the prospects, results of operations or general affairs of the Issuer or any of its subsidiaries or associated companies (if any) or SIA or in the information herein since the date hereof or the date on which this Information Memorandum has been most recently amended or supplemented.

None of the Issuer, either of the Arrangers, any of the Dealers or any of their respective officers or employees is making any representation or warranty expressed or implied as to the merits of the Notes or the subscription for, purchase or acquisition thereof, the creditworthiness or financial condition or otherwise of the Issuer or its subsidiaries or associated companies (if any) or SIA. Further, neither of the Arrangers nor any of the Dealers gives any representation or warranty as to the Issuer, its subsidiaries or associated companies (if any) or SIA or as to the accuracy, reliability or completeness of the information set out herein (including the legal and regulatory requirements pertaining to Sections 106C, 106D and 106E or any other provisions of the Companies Act) and the documents which are incorporated by reference in, and form part of, this Information Memorandum.

Neither this Information Memorandum nor any other document or information (or any part thereof) delivered or supplied under or in relation to the MTN Programme or the issue of the Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer, either of the Arrangers or any of the Dealers that any recipient of this Information Memorandum or such other document or information (or such part thereof) should subscribe for or purchase any of the Notes. A prospective purchaser shall make its own assessment of the foregoing and other relevant matters including the financial condition and affairs and the creditworthiness of the Issuer and its subsidiaries and associated companies (if any) and SIA, and obtain its own independent legal or other advice thereon, and its investment shall be deemed to be based on its own independent investigation of the financial condition and affairs and its appraisal of the creditworthiness of the Issuer. Accordingly, notwithstanding anything herein, none of the Issuer, either of the Arrangers, any of the Dealers or any of their respective officers, employees or agents shall be held responsible for any loss or damage suffered or incurred by the recipients of this Information Memorandum or such other document or information (or such part thereof) as a result of or arising from anything expressly or implicitly contained in or referred to in this Information Memorandum or such other document or information (or such part thereof) and the same shall not constitute a ground for rescission of any purchase or acquisition of any of the Notes by a recipient of this Information Memorandum or such other document or information (or such part thereof).

The following documents published or issued from time to time after the date hereof shall be deemed to be incorporated by reference in, and to form part of, this Information Memorandum: (1) any annual reports or audited consolidated accounts or unaudited interim results of the Issuer and its subsidiaries and associated companies, and (2) any supplement or amendment to this Information Memorandum issued by the Issuer. This Information Memorandum is to be read in conjunction with all such documents which are incorporated by reference herein and, with respect to any series or tranche of Notes, any pricing supplement in respect of such series or tranche. Any statement contained in this Information Memorandum or in a document deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Information Memorandum to the extent that a statement contained in this Information Memorandum or in such subsequent document that is also deemed to be incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Memorandum. Copies of all documents deemed incorporated by reference herein are available for inspection at the specified office of the Issuing and Paying Agent (as defined herein).

Any purchase or acquisition of the Notes is in all respects conditional on the satisfaction of certain conditions set out in the Programme Agreement (as defined herein) and the issue of the Notes by the Issuer pursuant to the Programme Agreement. Any offer, invitation to offer or agreement made in connection with the purchase or acquisition of the Notes or pursuant to this Information Memorandum shall (without any liability or responsibility on the part of the Issuer, either of the Arrangers or any of the Dealers) lapse and cease to have any effect if (for any other reason whatsoever) the Notes are not issued by the Issuer pursuant to the Programme Agreement.

The attention of recipients of this Information Memorandum is drawn to the restrictions on resale of the Notes set out under "Subscription, Purchase and Distribution" on page 52 of this Information Memorandum.

Any person who is invited to purchase or subscribe for the Notes or to whom this Information Memorandum is sent shall not make any offer or sale, directly or indirectly, of any Notes or distribute or cause to be distributed any document or other material in connection therewith in any country or jurisdiction except in such manner and in such circumstances as will result in compliance with any applicable laws and regulations.

It is recommended that persons proposing to subscribe for or purchase any of the Notes consult their own legal and other advisers before purchasing or acquiring the Notes.

DEFINITIONS

The following definitions have, where appropriate, been used in this Information Memorandum:-

"Agency Agreement"	:	The Agency Agreement dated 26th March, 2001 between (1) the Issuer, as issuer, (2) Citicorp Investment Bank (Singapore) Limited, as issuing and paying agent and agent bank, and (3) DBS Trustee Limited, as trustee, as amended, varied or supplemented from time to time
"Agent Bank"	:	Citicorp
"Arrangers"	:	Citicorp and DBS
"Business Day"	:	A day (other than a Saturday or Sunday or a gazetted public holiday) on which commercial banks in Singapore are open for business
"CDP"	:	The Central Depository (Pte) Limited
"Citicorp"	:	Citicorp Investment Bank (Singapore) Limited
"Companies Act" or "Act"	:	The Companies Act, Chapter 50 of Singapore, as amended or modified from time to time
"Coupons"	:	The interest coupons appertaining to an interest bearing definitive Note
"DBS"	:	The Development Bank of Singapore Ltd
"Dealers"	:	Persons appointed as dealers under the MTN Programme
"Directors"	:	The directors (including alternate directors, if any) of the Issuer as at the date of this Information Memorandum
"FY"	:	Financial year ended 31st March
"Group"	:	The Issuer and its subsidiaries
"Invitation"	:	The invitation by SIA to purchase 113,100,000 ordinary shares of S$1.00 each in the capital of the Issuer pursuant to the Prospectus dated 4th May, 2000 of the Issuer
"Issuer" or "SATS"	:	Singapore Airport Terminal Services Limited
"Issuing and Paying Agent"	:	Citicorp
"MAS"	:	The Monetary Authority of Singapore
"MTN Programme"	:	The S$500,000,000 Medium Term Note Programme of the Issuer as described in this Information Memorandum
"Notes"	:	The notes to be issued by the Issuer under the MTN Programme

"Pricing Supplement"	:	In relation to a Series or Tranche, a pricing supplement, to be read in conjunction with this Information Memorandum, issued specifying the relevant issue details in relation to such Series or, as the case may be, Tranche
"Programme Agreement"	:	The Programme Agreement dated 26th March, 2001 made between (1) the Issuer, as issuer, and (2) Citicorp and DBS, as arrangers and dealers, as amended, varied or supplemented from time to time
"Securities Act"	:	Securities Act of 1933 of the United States, as amended
"Series"	:	(1) (in relation to Notes other than variable rate notes) a Tranche, together with any further Tranche or Tranches, which are (a) expressed to be consolidated and forming a single series and (b) identical in all respects (including as to listing) except for their respective issue dates, issue prices and/or dates of the first payment of interest and (2) (in relation to variable rate notes) Notes which are identical in all respects (including as to listing) except for their respective issue prices and rates of interest
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"Shares"	:	Ordinary shares of S$0.10 each in the capital of the Issuer
"SIA"	:	Singapore Airlines Limited
"SIA Group"	:	SIA and its subsidiaries
"SilkAir"	:	SilkAir (Singapore) Private Limited
"Temasek"	:	Temasek Holdings (Private) Limited
"Tranche"	:	Notes which are identical in all respects (including listing)
"Trust Deed"	:	The Trust Deed dated 26th March, 2001 made between (1) the Issuer, as issuer, and (2) DBS Trustee Limited, as trustee, as amended, varied or supplemented from time to time
"Trustee"	:	DBS Trustee Limited
"United States" or "U.S."	:	United States of America
"S$" or "$" and "cents"	:	Singapore Dollars and cents respectively
"US$"	:	United States Dollars
"%"	:	Per cent.

Words importing the singular shall, where applicable, include the plural and *vice versa*, and words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall, where applicable, include corporations. Any reference to a time of day in this Information Memorandum shall be a reference to Singapore time unless otherwise stated. Any reference in this Information Memorandum to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Act or any statutory modification thereof and used in this Information Memorandum shall, where applicable, have the meaning ascribed to it under the Act.

CORPORATE INFORMATION

Board of Directors	:	Dr Cheong Choong Kong (Chairman) Mr Tan Jiak Ngee, Michael (Deputy Chairman) Mr Chew Choon Seng (Director) Mr Barry Desker (Director) Mr Richard Charles Helfer (Director) Dr Hong Hai (Director) Mr Ng Kee Choe (Director)
Company Secretary	:	Ms Yip Wai Ping, Annabelle
Registered Office	:	20 Airport Boulevard, SATS Inflight Catering Centre 1, Singapore 819659.
Auditors to the Issuer	:	Ernst & Young Certified Public Accountants 10 Collyer Quay, #21-01, Ocean Building, Singapore 049315.
Arrangers of the MTN Programme	:	Citicorp Investment Bank (Singapore) Limited 3 Temasek Avenue, #17-00, Centennial Tower, Singapore 039190. The Development Bank of Singapore Ltd 6 Shenton Way, #28-01, DBS Building Tower One, Singapore 068809.
Solicitors to the Arrangers and the Trustee	:	Allen & Gledhill 36 Robinson Road, #18-01, City House, Singapore 068877.
Solicitors to the Issuer	:	Wong Partnership 80 Raffles Place, #58-01, UOB Plaza 1, Singapore 048624.
Issuing and Paying Agent and Agent Bank	:	Citicorp Investment Bank (Singapore) Limited 300 Tampines Avenue 5, #07-00, Tampines Junction, Singapore 529653.
Trustee for the holders of the Notes	:	DBS Trustee Limited 6 Shenton Way, DBS Building, Singapore 068809.

SUMMARY OF THE MTN PROGRAMME

The following summary is derived from, and should be read in conjunction with, the full text of this Information Memorandum (and any relevant supplement to this Information Memorandum), the Programme Agreement, the Trust Deed, the Agency Agreement and the relevant Pricing Supplement.

Issuer	:	Singapore Airport Terminal Services Limited
Arrangers	:	Citicorp Investment Bank (Singapore) Limited and The Development Bank of Singapore Ltd
Dealers	:	Citicorp and DBS and/or such other Dealers as may be appointed by the Issuer in accordance with the Programme Agreement
Issuing and Paying Agent and Agent Bank	:	Citicorp Investment Bank (Singapore) Limited
Description	:	Medium Term Note Programme
Programme Size	:	The maximum aggregate principal amount of the Notes outstanding at any time shall be S$500,000,000 (or its equivalent in other currencies) or such higher amount as may be agreed between the Issuer and the Arrangers
Currency	:	Subject to compliance with all relevant laws, regulations and directives, Notes may be issued in Singapore dollars or any other currency agreed between the Issuer and the relevant Dealer(s)
Method of Issue	:	Notes may be issued from time to time under the MTN Programme on a syndicated or non-syndicated basis. Each Series may be issued in one or more Tranches, on the same or different issue dates. The specific terms of each Series or Tranche will be specified in the relevant Pricing Supplement
Issue Price	:	Notes may be issued at par or at a discount, or premium, to par
Maturities	:	Subject to compliance with all relevant laws, regulations and directives, Notes shall have maturities of not less than one month nor more than ten years from their respective issue dates
Mandatory Redemption	:	Unless previously redeemed or purchased and cancelled, each Note will be redeemed at its redemption amount on the maturity date shown on its face (if it is shown on its face to be a Fixed Rate Note or Hybrid Note) or on the interest payment date falling in the redemption month shown on its face (if it is shown on its face to be a Floating Rate Note, Variable Rate Note or a Hybrid Note)
Interest Basis	:	Notes may bear interest at fixed, floating, variable or hybrid rates
Fixed Rate Notes	:	Fixed Rate Notes will bear a fixed rate of interest which will be payable in arrear on specified dates and at maturity

Floating Rate Notes	:	Floating Rate Notes which are denominated in Singapore Dollars will bear interest to be determined separately for each Series by reference to S$ SIBOR or S$ SWAP RATE (or in any other case such other benchmark as may be agreed between the Issuer and the relevant Dealer(s)), as adjusted for any applicable margin. Interest periods in relation to the Floating Rate Notes will be agreed between the Issuer and the relevant Dealer(s) prior to their issue Floating Rate Notes which are denominated in other currencies will bear interest to be determined separately for each Series by reference to such other benchmark as may be agreed between the Issuer and the relevant Dealer(s)
Variable Rate Notes	:	Variable Rate Notes will bear interest at a variable rate determined in accordance with the terms and conditions of the Notes. Interest periods in relation to the Variable Rate Notes will be agreed between the Issuer and the relevant Dealer(s) prior to their issue
Hybrid Notes	:	Hybrid Notes will bear interest, during the fixed rate period to be agreed between the Issuer and the relevant Dealer(s), at a fixed rate of interest which will be payable in arrear on specified dates and at maturity and, during the floating rate period to be agreed between the Issuer and the relevant Dealer(s) at the rate of interest to be determined by reference to S$ SIBOR or S$ SWAP RATE (or such other benchmark as may be agreed between the Issuer and the relevant Dealer(s)), as adjusted for any applicable margin (provided that if the Hybrid Notes are denominated in a currency other than Singapore Dollars, such Hybrid Notes will bear interest to be determined separately by reference to such benchmark as may be agreed between the Issuer and the relevant Dealer), in each case payable at the end of each interest period to be agreed between the Issuer and the relevant Dealer(s)
Form and Denomination of Notes	:	The Notes will be issued in bearer form only and in such denominations as may be agreed between the Issuer and the relevant Dealer(s)
Custody of the Notes	:	Notes which are to be listed on the SGX-ST will be cleared through CDP. Notes which are to be cleared through CDP are required to be kept with CDP as authorised depository. Notes which are not to be cleared through CDP must be kept with authorised depositories which are appointed by MAS from time to time
Status of the Notes	:	The Notes and Coupons of all Series will constitute direct, unconditional and unsecured obligations of the Issuer and shall at all times rank *pari passu* without any preference or priority among themselves, and *pari passu* with all other present and future unsecured obligations (other than subordinated obligations and priorities created by law or the Trust Deed) of the Issuer from time to time

Redemption and Purchase	:	If so provided on the face of the Notes and the relevant Pricing Supplement, Notes may be redeemed (either in whole or in part) prior to their stated maturity at the option of the Issuer and/or the holders of the Notes. Further, if so provided on the face of the Notes and the relevant Pricing Supplement, Notes may be purchased by the Issuer (either in whole or in part) prior to their stated maturity at the option of the Issuer and/or the holders of the Notes
Redemption at the option of Noteholders	:	In the event that SIA ceases to own legally and beneficially at least 51 per cent. of the issued and paid-up share capital of the Issuer for the time being, the Issuer will at the option of the holder of any Note, redeem such Note at its Redemption Amount together with interest accrued to the date fixed for redemption
Negative Pledge	:	So long as any of the Notes remains outstanding, the Issuer will not, and will ensure that none of its subsidiaries will, create or have outstanding any mortgage, charge, pledge or other security interest over the whole or any part of its undertakings, assets, property or revenues, present or future, where such mortgage, charge, pledge or other security interest is given, or is intended to be given, to secure the indebtedness of the Issuer or any of its subsidiaries unless such mortgage, charge, pledge or other security interest is forthwith extended equally and rateably to the indebtedness of the Issuer in respect of the Notes
Financial Covenants	:	So long as any of the Notes remains outstanding, the Issuer will ensure that:- (i) the ratio of Consolidated Borrowings (as defined in the Trust Deed) to Consolidated Tangible Net Worth (as defined in the Trust Deed) will not at any time be more than 2.0:1; (ii) the ratio of Consolidated Total Liabilities (as defined in the Trust Deed) to Consolidated Tangible Net Worth will not at any time be more than 2.5:1; and (iii) the Consolidated Tangible Net Worth will not at any time be less than S$500,000,000
Taxation	:	Payments of principal and interest on the Notes will be free and clear of and without withholding or deduction for or on account of any taxes or duties of whatever nature imposed by Singapore unless such withholding or deduction is required by law. In such event, in relation to Notes denominated in Singapore Dollars, the Issuer will not pay any additional amounts in respect of any such deduction or withholding from payments in respect of such Notes and Coupons for, or on account of, any such taxes or duties and, in relation to Notes which are not denominated in Singapore Dollars, the Issuer will pay such additional amount as will result in the receipt by the Noteholders and the Couponholders of such amounts as would have been received by them had no such deduction or withholding been required. For further details, see the section on "Singapore Taxation" below

Listing	:	Each Series of the Notes may, if so agreed between the Issuer and the relevant Dealer(s), be listed on the SGX-ST or any stock exchange(s) as may be agreed between the Issuer and the relevant Dealer(s), subject to all necessary approvals having been obtained
Selling Restrictions	:	For a description of certain restrictions on offers, sales and deliveries of Notes and the distribution of offering material relating to the Notes, see the section on "Subscription, Purchase and Distribution" below. Further restrictions may apply in connection with any particular Series or Tranche of Notes
Governing Law	:	The MTN Programme and any Notes issued under the MTN Programme will be governed by, and construed in accordance with, the laws of Singapore.

TERMS AND CONDITIONS OF THE NOTES

The following is the text of the terms and conditions which, subject to completion and amendment and as supplemented or varied in accordance with the provisions of the relevant Pricing Supplement, will be endorsed on the Notes in definitive form issued in exchange for the Global Note(s) representing each Series. Either (i) the full text of these terms and conditions together with the relevant provisions of the Pricing Supplement or (ii) these terms and conditions as so completed, amended, supplemented or varied (and subject to simplification by the deletion of non-applicable provisions), shall be endorsed on such Notes. All capitalised terms that are not defined in these Conditions will have the meanings given to them in the relevant Pricing Supplement. Those definitions will be endorsed on the definitive Notes or Certificates, as the case may be. References in the Conditions to "Notes" are to the Notes of one Series only, not to all Notes that may be issued under the Programme, details of the relevant Series being shown on the face of the relevant Notes and in the relevant Pricing Supplement:-

The Notes are constituted by a Trust Deed (the "Trust Deed") dated 26th March, 2001 made between (1) the Issuer and (2) DBS Trustee Limited (the "Trustee", which expression shall wherever the context so admits include such company and all other persons for the time being the trustee or trustees of the Trust Deed), as trustee for the Noteholders (as defined below), and (where applicable) the Notes are issued with the benefit of a deed of covenant (the "Deed of Covenant") dated 26th March, 2001, relating to the Notes executed by the Issuer. The Issuer has entered into an Agency Agreement (the "Agency Agreement") dated 26th March, 2001 made between (1) the Issuer, (2) Citicorp Investment Bank (Singapore) Limited, as issuing and paying agent (in such capacity, the "Issuing and Paying Agent") and agent bank (in such capacity, the "Agent Bank"), and (3) the Trustee, as trustee. The Noteholders and the holders of the coupons (the "Coupons") appertaining to the interest-bearing Notes (the "Couponholders") are bound by and are deemed to have notice of all of the provisions of the Trust Deed, the Agency Agreement and the Deed of Covenant.

Copies of the Trust Deed, the Agency Agreement and the Deed of Covenant are available for inspection at the principal office of the Trustee for the time being and at the specified office of the Issuing and Paying Agent for the time being.

1. FORM, DENOMINATION AND TITLE

(a) Form and Denomination

(i) The Notes of the Series of which this Note forms part (in these Conditions, the "Notes") are issued in bearer form in each case in the Denomination Amount shown hereon.

(ii) This Note is a Fixed Rate Note, a Floating Rate Note, a Variable Rate Note or a Hybrid Note (depending upon the Interest Basis shown on its face).

(iii) Notes are serially numbered and issued with Coupons attached, save in the case of Notes that do not bear interest in which case references to interest (other than in relation to default interest referred to in Condition 6(f)) in these Conditions are not applicable.

(b) Title

(i) Title to the Notes and the Coupons appertaining thereto shall pass by delivery.

(ii) Except as ordered by a court of competent jurisdiction or as required by law, the holder of any Note or Coupon shall be deemed to be and may be treated as the absolute owner of such Note or of such Coupon, as the case may be, for the purpose of receiving payment thereof or on account thereof and for all other purposes, whether or not such Note or Coupon shall be overdue and notwithstanding any notice of ownership, theft or loss thereof or any writing thereon made by anyone, and no person shall be liable for so treating the holder.

(iii) For so long as any of the Notes is represented by a Global Note and such Global Note is held by The Central Depository (Pte) Limited (the "Depository"), each person who is for the time being shown in the records of the Depository as the holder of a particular principal amount of such Notes (in which regard any certificate or other document issued by the Depository as to the principal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Issuing and Paying Agent, the Agent Bank, all other agents of the Issuer and the Trustee as the holder of such principal amount of Notes other than with respect to the payment of principal, interest and any other amounts in respect of the Notes, for which purpose the bearer of the Global Note shall be treated by the Issuer, the Issuing and Paying Agent, the Agent Bank, all other agents of the Issuer and the Trustee as the holder of such Notes in accordance with and subject to the terms of the Global Note (and the expressions "Noteholder" and "holder of Notes" and related expressions shall be construed accordingly). Notes which are represented by the Global Note will be transferable only in accordance with the rules and procedures for the time being of the Depository.

(iv) In these Conditions, "Global Note" means the relevant Temporary Global Note representing each Series or the relevant Permanent Global Note representing each Series, "Noteholder" means the bearer of any Definitive Note and "holder" (in relation to a Definitive Note or Coupon) means the bearer of any Definitive Note or Coupon, "Series" means (a) (in relation to Notes other than Variable Rate Notes) a Tranche, together with any further Tranche or Tranches, which are (i) expressed to be consolidated and forming a single series and (ii) identical in all respects (including as to listing) except for their respective issue dates, issue prices and/or dates of the first payment of interest and (b) (in relation to Variable Rate Notes) Notes which are identical in all respects (including as to listing) except for their respective issue prices and rates of interest and "Tranche" means Notes which are identical in all respects (including as to listing).

(v) Words and expressions defined in the Trust Deed or used in the applicable Pricing Supplement (as defined in the Trust Deed) shall have the same meanings where used in these Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Trust Deed and the applicable Pricing Supplement, the applicable Pricing Supplement will prevail.

2. STATUS

The Notes and Coupons of all Series constitute direct, unconditional and unsecured obligations of the Issuer and shall at all times rank *pari passu*, without any preference or priority among themselves, and *pari passu* with all other present and future unsecured obligations (other than subordinated obligations and priorities created by law or the Trust Deed) of the Issuer from time to time outstanding.

3. COVENANTS

(a) Negative Pledge

In the Trust Deed, the Issuer has covenanted that, so long as any of the Notes remains outstanding (as defined in the Trust Deed), the Issuer will not, and will ensure that none of its subsidiaries will, create or have outstanding any mortgage, charge, pledge or other security interest over the whole or any part of its undertakings, assets, property or revenues, present or future, where such mortgage, charge, pledge or other security interest is given, or is intended to be given, to secure the indebtedness of the Issuer or any of its subsidiaries unless such mortgage, charge, pledge or other security interest is forthwith extended equally and rateably to the indebtedness of the Issuer in respect of the Notes.

(b) *Financial Covenants*

In the Trust Deed, the Issuer has covenanted that, so long as any of the Notes remains outstanding, it will ensure that:-

(i) the ratio of Consolidated Borrowings (as defined in the Trust Deed) to Consolidated Tangible Net Worth (as defined in the Trust Deed) will not at any time be more than 2.0:1;

(ii) the ratio of Consolidated Total Liabilities (as defined in the Trust Deed) to Consolidated Tangible Net Worth will not at any time be more than 2.5:1; and

(iii) the Consolidated Tangible Net Worth will not at any time be less than S$500,000,000.

4. (I) Interest on Fixed Rate Notes

(a) *Interest Rate and Accrual*

Each Fixed Rate Note bears interest on its Calculation Amount (as defined in Condition 4(II)(h)) from the Interest Commencement Date in respect thereof and as shown on the face of such Note at the rate per annum (expressed as a percentage) equal to the Interest Rate shown on the face of such Note payable in arrear on each Reference Date or Reference Dates shown on the face of such Note in each year and on the Maturity Date shown on the face of such Note if that date does not fall on a Reference Date.

The first payment of interest will be made on the Reference Date next following the Interest Commencement Date (and if the Interest Commencement Date is not a Reference Date, will amount to the Initial Broken Amount shown on the face of such Note), unless the Maturity Date falls before the date on which the first payment of interest would otherwise be due. If the Maturity Date is not a Reference Date, interest from the preceding Reference Date (or from the Interest Commencement Date, as the case may be) to the Maturity Date will amount to the Final Broken Amount shown on the face of the Note.

Interest will cease to accrue on each Fixed Rate Note from the due date for redemption thereof unless, upon due presentation and subject to the provisions of the Trust Deed, payment of principal is improperly withheld or refused, in which event interest at such rate will continue to accrue (as well after as before judgment) at the rate and in the manner provided in this Condition 4(I) to the Relevant Date (as defined in Condition 7).

(b) *Calculations*

In the case of a Fixed Rate Note, interest in respect of a period of less than one year will be calculated on the Fixed Rate Day Basis shown on the face of such Note.

(II) Interest on Floating Rate Notes or Variable Rate Notes

(a) Interest Payment Dates

Each Floating Rate Note or Variable Rate Note bears interest on its Calculation Amount from the Interest Commencement Date in respect thereof and as shown on the face of such Note, and such interest will be payable in arrear on each date ("Interest Payment Date") which (save as mentioned in these Conditions) falls the number of months specified as the Interest Period on the face of the Note (the "Specified Number of Months") after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date (and which corresponds numerically with such preceding Interest Payment Date or the Interest Commencement Date, as the case may be), provided that the Agreed Yield (as defined in Condition 4(II)(c)) in respect of any Variable Rate Note for any Interest Period (as defined below) relating to that Variable Rate Note shall be payable on the first day of that Interest Period. If any Interest Payment Date would otherwise fall on a day which is not a business day (as defined below), it shall be postponed to the next day which is a business day unless it would thereby fall into the next calendar month. In any such case as aforesaid or if there is no date in the relevant month which corresponds numerically with the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date (i) the Interest Payment Date shall be brought forward to the immediately preceding business day and (ii) each subsequent Interest Payment Date shall be the last business day of the month which is the last of the Specified Number of Months after the month in which the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall have fallen.

The period beginning on the Interest Commencement Date and ending on the first Interest Payment Date and each successive period beginning on an Interest Payment Date and ending on the next succeeding Interest Payment Date is herein called an "Interest Period".

Interest will cease to accrue on each Floating Rate Note or Variable Rate Note from the due date for redemption thereof unless, upon due presentation and subject to the provisions of the Trust Deed, payment of principal is improperly withheld or refused, in which event interest will continue to accrue (as well after as before judgment) at the rate and in the manner provided in this Condition 4(II) to the Relevant Date.

(b) Rate of Interest - Floating Rate Notes

(i) Each Floating Rate Note bears interest at a floating rate determined by reference to a Benchmark as stated on the face of such Floating Rate Note, being (in the case of Notes which are denominated in Singapore dollars) SIBOR (in which case such Note will be a SIBOR Note) or Swap Rate (in which case such Note will be a Swap Rate Note) or in any case (or in the case of Notes which are denominated in a currency other than Singapore dollars) such other Benchmark as is set out on the face of such Note.

Such floating rate may be adjusted by adding or subtracting the Spread (if any) stated on the face of such Note. The "Spread" is the percentage rate per annum specified on the face of such Note as being applicable to the rate of interest for such Note. The rate of interest so calculated shall be subject to paragraph (d) below.

The rate of interest payable in respect of a Floating Rate Note from time to time is referred to in these Conditions as the "Rate of Interest".

(ii) The Rate of Interest payable from time to time in respect of each Floating Rate Note will be determined by the Agent Bank on the basis of the following provisions:-

(1) in the case of Floating Rate Notes which are SIBOR Notes:-

(A) the Agent Bank will, at or about the Relevant Time on the relevant Interest Determination Date in respect of each Interest Period, determine the Rate of Interest for such Interest Period which shall be the offered rate for deposits in Singapore dollars for a period equal to the duration of such Interest Period which appears on the Reuters Screen MASX Page (or such other Screen Page as may be provided hereon) and as adjusted by the Spread (if any);

(B) if no such rate appears on the Reuter Screen MASX Page (or such other replacement page thereof), the Agent Bank will, at or about the Relevant Time on such Interest Determination Date, determine the Rate of Interest for such Interest Period which shall be the rate which appears on Telerate Page 7310 of the Dow Jones Telerate Service (or such other replacement page thereof), being the offered rate for deposits in Singapore dollars for a period equal to the duration of such Interest Period and as adjusted by the Spread (if any);

(C) if no such rate appears on Telerate Page 7310 (or such other replacement page thereof or if no rate appears on such other Screen Page as may be provided hereon) or if Telerate Page 7310 (or such other replacement page thereof or such other Screen Page as may be provided hereon) is unavailable for any reason, the Agent Bank will request the principal Singapore offices of each of the Reference Banks to provide the Agent Bank with the rate at which deposits in Singapore dollars are offered by it at approximately the Relevant Time on the Interest Determination Date to prime banks in the Singapore interbank market for a period equivalent to the duration of such Interest Period commencing on such Interest Payment Date in an amount comparable to the aggregate principal amount of the relevant Floating Rate Notes. The Rate of Interest for such Interest Period shall be the arithmetic mean (rounded up, if necessary, to the nearest 1/16 per cent.) of such offered quotations and as adjusted by the Spread (if any), as determined by the Agent Bank;

(D) if on any Interest Determination Date two but not all the Reference Banks provide the Agent Bank with such quotations, the Rate of Interest for the relevant Interest Period shall be determined in accordance with (C) above on the basis of the quotations of those Reference Banks providing such quotations; and

(E) if on any Interest Determination Date one only or none of the Reference Banks provides the Agent Bank with such quotations, the Rate of Interest for the relevant Interest Period shall be the rate per annum which the Agent Bank determines to be the arithmetic mean (rounded up, if necessary, to the nearest 1/16 per cent.) of the rates quoted by the Reference Banks or those of them (being at least two in number) to the Agent Bank at or about the Relevant Time on such Interest Determination Date as being their cost (including the cost occasioned by or attributable to complying with reserves, liquidity, deposit or other requirements imposed on them by any relevant authority or authorities) of funding, for the relevant Interest Period, an amount equal to the aggregate principal amount of the relevant Floating Rate Notes for such Interest Period by whatever means they determine to be most appropriate and as adjusted by the Spread (if any) or if on such Interest Determination Date one only or none of the Reference Banks provides the Agent Bank with such quotation, the rate per annum which the Agent Bank determines to be the arithmetic mean (rounded up, if necessary, to the nearest 1/16 per cent.) of the prime lending rates for Singapore dollars quoted by the Reference Banks at or about the Relevant Time on such Interest Determination Date and as adjusted by the Spread (if any);

(2) *in the case of Floating Rate Notes which are Swap Rate Notes:-*

(A) the Agent Bank will, at or about the Relevant Time on the relevant Interest Determination Date in respect of each Interest Period, determine the Rate of Interest for such Interest Period which shall be the Average Swap Rate for such Interest Period (determined by the Agent Bank as being the rate which appears under the caption "ASSOCIATION OF BANKS IN SINGAPORE SIBOR AND SWAP OFFER RATE FIXING AT 11 A.M. SINGAPORE TIME" and the row headed "SGD" on Telerate Page 50157 of the Dow Jones Telerate Service (or such other page as may replace Telerate Page 50157 for the purpose of displaying the swap rates of leading reference banks) at or about the Relevant Time on such Interest Determination Date and for a period equal to the duration of such Interest Period) and as adjusted by the Spread (if any);

(B) if on any Interest Determination Date, no such rate is quoted on Telerate Page 50157 (or such other replacement page as aforesaid) or Telerate Page 50157 (or such other replacement page as aforesaid) is unavailable for any reason, the Agent Bank will determine the Average Swap Rate (which shall be rounded up, if necessary, to the nearest 1/16 per cent.) for such Interest Period in accordance with the following formula:-

In the case of Premium:-

$$\text{Average Swap Rate} = \frac{365}{360} \times \text{SIBOR} + \frac{(\text{Premium} \times 36500)}{(\text{T} \times \text{Spot Rate})} + \frac{(\text{SIBOR} \times \text{Premium})}{(\text{Spot Rate})} \times \frac{365}{360}$$

In the case of Discount:-

$$\text{Average Swap Rate} = \frac{365}{360} \times \text{SIBOR} - \frac{(\text{Discount} \times 36500)}{(\text{T} \times \text{Spot Rate})} - \frac{(\text{SIBOR} \times \text{Discount})}{(\text{Spot Rate})} \times \frac{365}{360}$$

where:-

SIBOR	=	the rate which appears under the caption "SINGAPORE INTERBANK OFFER RATES (US$)" and the column headed "Fixing" on Telerate Page 7311 of the Dow Jones Telerate Service (or such other page as may replace Telerate Page 7311 for the purpose of displaying Singapore inter-bank United States dollar offered rates of leading reference banks) at or about the Relevant Time on the relevant Interest Determination Date for a period equal to the duration of the Interest Period concerned;
Spot Rate	=	the rate (determined by the Agent Bank) to be the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the rates quoted by the Reference Banks and which appear under the caption "SINGAPORE BANKS RATES AT 11 A.M. SGP TIME" and the column headed "Spot" on Telerate Page 50162 of the Dow Jones Telerate Service (or such other page as may replace Telerate Page 50162 for the purpose of displaying the spot rates and swap points of leading reference banks) at or about the Relevant Time on the relevant Interest Determination Date for a period equal to the duration of the Interest Period concerned;
Premium or Discount	=	the rate (determined by the Agent Bank) to be the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the rates quoted by the Reference Banks for a period equal to the duration of the Interest Period concerned which appear under the caption "SINGAPORE BANKS RATES AT 11 A.M. SGP TIME" on Telerate Page 50162 of the Dow Jones Telerate Service (or such other page as may replace Telerate Page 50162 for the purpose of displaying the spot rates and swap points of leading reference banks) at or about the Relevant Time on the relevant Interest Determination Date for a period equal to the duration of the Interest Period concerned; and
T	=	the number of days in the Interest Period concerned.

The Rate of Interest for such Interest Period shall be the Average Swap Rate (as determined by the Agent Bank) and as adjusted by the Spread (if any);

(C) if on any Interest Determination Date any one of the components for the purposes of calculating the Average Swap Rate under (B) above is not quoted on the relevant Telerate Page (or such other replacement page as aforesaid) or the relevant Telerate Page (or such other replacement page as aforesaid) is unavailable for any reason, the Agent Bank will request the principal Singapore offices of the Reference Banks to provide the Agent Bank with quotations of their Swap Rates for the Interest Period concerned at or about the Relevant Time on that Interest Determination Date and the Rate of Interest for such Interest Period shall be the Average Swap Rate for such Interest Period (which shall be the rate per annum equal to the arithmetic mean (rounded up, if necessary, to the nearest 1/16 per cent.) of the Swap Rates quoted by the Reference Banks to the Agent Bank) and as adjusted by the Spread (if any). The Swap Rate of a Reference Bank means the rate at which that Reference Bank can generate Singapore dollars for the Interest Period concerned in the Singapore inter-bank market at or about the Relevant Time on the relevant Interest Determination Date and shall be determined as follows:-

In the case of Premium:-

$$\text{Swap Rate} = \frac{365}{360} \times \text{SIBOR} + \frac{(\text{Premium} \times 36500)}{(\text{T} \times \text{Spot Rate})} + \frac{(\text{SIBOR} \times \text{Premium})}{(\text{Spot Rate})} \times \frac{365}{360}$$

In the case of Discount:-

$$\text{Swap Rate} = \frac{365}{360} \times \text{SIBOR} - \frac{(\text{Discount} \times 36500)}{(\text{T} \times \text{Spot Rate})} - \frac{(\text{SIBOR} \times \text{Discount})}{(\text{Spot Rate})} \times \frac{365}{360}$$

where:-

SIBOR = the rate per annum at which United States dollar deposits for a period equal to the duration of the Interest Period concerned are being offered by that Reference Bank to prime banks in the Singapore inter-bank market at or about the Relevant Time on the relevant Interest Determination Date;

Spot Rate = the rate at which that Reference Bank sells United States dollars spot in exchange for Singapore dollars in the Singapore inter-bank market at or about the Relevant Time on the relevant Interest Determination Date;

Premium = the premium that would have been paid by that Reference Bank in buying United States dollars forward in exchange for Singapore dollars on the last day of the Interest Period concerned in the Singapore inter-bank market;

Discount = the discount that would have been received by that Reference Bank in buying United States dollars forward in exchange for Singapore dollars on the last day of the Interest Period concerned in the Singapore inter-bank market; and

T = the number of days in the Interest Period concerned; and

(D) if on any Interest Determination Date one only or none of the Reference Banks provides the Agent Bank with quotations of their Swap Rate(s), the Average Swap Rate shall be determined by the Agent Bank to be the rate per annum equal to the arithmetic mean (rounded up, if necessary, to the nearest 1/16 per cent.) of the rates quoted by the Reference Banks or those of them (being at least two in number) to the Agent Bank at or about the Relevant Time on such Interest Determination Date as being their cost (including the cost occasioned by or attributable to complying with reserves, liquidity, deposit or other requirements imposed on them by any relevant authority or authorities) of funding, for the relevant Interest Period, an amount equal to the aggregate principal amount of the relevant Floating Rate Notes for such Interest Period by whatever means they determine to be most appropriate and the Rate of Interest for the relevant Interest Period shall be the Average Swap Rate (as so determined by the Agent Bank) and as adjusted by the Spread (if any), or if on such Interest Determination Date one only or none of the Reference Banks provides the Agent Bank with such quotation, the Rate of Interest for the relevant Interest Period shall be the rate per annum equal to the arithmetic mean (rounded up, if necessary, to the nearest 1/16 per cent.) of the prime lending rates for Singapore dollars quoted by the Reference Banks at or about the Relevant Time on such Interest Determination Date and as adjusted by the Spread (if any); and

(3) in the case of Floating Rate Notes which are not SIBOR Notes or Swap Rate Notes or which are denominated in a currency other than Singapore dollars, the Agent Bank will determine the Rate of Interest in respect of any Interest Period at or about the Relevant Time on the Interest Determination Date in respect of such Interest Period as follows:-

(A) if the Primary Source for the Floating Rate is a Screen Page (as defined below), subject as provided below, the Rate of Interest in respect of such Interest Period shall be:-

(aa) the Relevant Rate (as defined below) (where such Relevant Rate on such Screen Page is a composite quotation or is customarily supplied by one entity); or

(bb) the arithmetic mean of the Relevant Rates of the persons whose Relevant Rates appear on that Screen Page, in each case appearing on such Screen Page at the Relevant Time on the Interest Determination Date,

and as adjusted by the Spread (if any);

(B) if the Primary Source for the Floating Rate is Reference Banks or if paragraph (b)(ii)(3)(A)(aa) applies and no Relevant Rate appears on the Screen Page at the Relevant Time on the Interest Determination Date or if paragraph (b)(ii)(3)(A)(bb) applies and fewer than two Relevant Rates appear on the Screen Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the rate per annum which the Agent Bank determines to be the arithmetic mean (rounded up, if necessary, to the nearest 1/16 per cent.) of the Relevant Rates that each of the Reference Banks is quoting to leading banks in the Relevant Financial Centre (as defined below) at the Relevant Time on the Interest Determination Date and as adjusted by the Spread (if any); and

(C) if paragraph (b)(ii)(3)(B) applies and the Agent Bank determines that fewer than two Reference Banks are so quoting Relevant Rates, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date.

(iii) On the last day of each Interest Period, the Issuer will pay interest on each Floating Rate Note to which such Interest Period relates at the Rate of Interest for such Interest Period.

(c) Rate of Interest - Variable Rate Notes

(i) Each Variable Rate Note bears interest at a variable rate determined in accordance with the provisions of this paragraph (c). The interest payable in respect of a Variable Rate Note on the first day of an Interest Period relating to that Variable Rate Note is referred to in these Conditions as the "Agreed Yield" and the rate of interest payable in respect of a Variable Rate Note on the last day of an Interest Period relating to that Variable Rate Note is referred to in these Conditions as the "Rate of Interest".

(ii) The Agreed Yield or, as the case may be, the Rate of Interest payable from time to time in respect of each Variable Rate Note for each Interest Period shall, subject as referred to in paragraph (c)(iv) below, be determined as follows:-

(1) not earlier than 9 a.m. (Singapore time) on the ninth business day nor later than 3 p.m. (Singapore time) on the third business day prior to the commencement of each Interest Period, the Issuer and the Relevant Dealer (as defined below) shall endeavour to agree on the following:-

(A) whether interest in respect of such Variable Rate Note is to be paid on the first day or the last day of such Interest Period;

(B) if interest in respect of such Variable Rate Note is agreed between the Issuer and the Relevant Dealer to be paid on the first day of such Interest Period, an Agreed Yield in respect of such Variable Rate Note for such Interest Period (and, in the event of the Issuer and the Relevant Dealer so agreeing on such Agreed Yield, the Interest Amount (as defined below) for such Variable Rate Note for such Interest Period shall be zero); and

(C) if interest in respect of such Variable Rate Note is agreed between the Issuer and the Relevant Dealer to be paid on the last day of such Interest Period, a Rate of Interest in respect of such Variable Rate Note for such Interest Period (an "Agreed Rate") and, in the event of the Issuer and the Relevant Dealer so agreeing on an Agreed Rate, such Agreed Rate shall be the Rate of Interest for such Variable Rate Note for such Interest Period; and

(2) if the Issuer and the Relevant Dealer shall not have agreed either an Agreed Yield or an Agreed Rate in respect of such Variable Rate Note for such Interest Period by 3 p.m. (Singapore time) on the third business day prior to the commencement of such Interest Period, or if there shall be no Relevant Dealer during the period for agreement referred to in (1) above, the Rate of Interest for such Variable Rate Note for such Interest Period shall automatically be the rate per annum equal to the Fall Back Rate (as defined below) for such Interest Period.

(iii) The Issuer has undertaken to the Issuing and Paying Agent and the Agent Bank that it will as soon as possible after the Agreed Yield or, as the case may be, the Agreed Rate in respect of any Variable Rate Note is determined but not later than 10.30 a.m. (Singapore time) on the next following business day:-

(1) notify the Issuing and Paying Agent and the Agent Bank of the Agreed Yield or, as the case may be, the Agreed Rate for such Variable Rate Note for such Interest Period; and

(2) cause such Agreed Yield or, as the case may be, Agreed Rate for such Variable Rate Note to be notified by the Issuing and Paying Agent to the relevant Noteholder at its request.

(iv) For the purposes of sub-paragraph (ii) above, the Rate of Interest for each Interest Period for which there is neither an Agreed Yield nor Agreed Rate in respect of any Variable Rate Note or no Relevant Dealer in respect of the Variable Rate Note(s) shall be the rate (the "Fall Back Rate") determined by reference to a Benchmark as stated on the face of such Variable Rate Note(s), being (in the case of Variable Rate Notes which are denominated in Singapore dollars) SIBOR (in which case such Variable Rate Note(s) will be SIBOR Note(s)) or Swap Rate (in which case such Variable Rate Note(s) will be Swap Rate Note(s)) or (in any other case or in the case of Variable Rate Notes which are denominated in a currency other than Singapore dollars) such other Benchmark as is set out on the face of such Variable Rate Note(s).

Such rate may be adjusted by adding or subtracting the Spread (if any) stated on the face of such Variable Rate Note. The "Spread" is the percentage rate per annum specified on the face of such Variable Rate Note as being applicable to the rate of interest for such Variable Rate Note. The rate of interest so calculated shall be subject to paragraph (d) below.

The Fall Back Rate payable from time to time in respect of each Variable Rate Note will be determined by the Agent Bank in accordance with the provisions of Condition 4(II)(b)(ii) above (mutatis mutandis) and references therein to "Rate of Interest" shall mean "Fall Back Rate".

(v) If interest is payable in respect of a Variable Rate Note on the first day of an Interest Period relating to such Variable Rate Note, the Issuer will pay the Agreed Yield applicable to such Variable Rate Note for such Interest Period on the first day of such Interest Period. If interest is payable in respect of a Variable Rate Note on the last day of an Interest Period relating to such Variable Rate Note, the Issuer will pay the Interest Amount for such Variable Rate Note for such Interest Period on the last day of such Interest Period.

(d) Determination of Rate of Interest and Calculation of Interest Amounts and Redemption Amounts

The Agent Bank will, as soon as practicable after the Relevant Time on each Interest Determination Date or such other time on such date as the Agent Bank may be required to calculate any Redemption Amount in respect of any Notes, determine the Rate of Interest and calculate the amount of interest payable (the "Interest Amounts") in respect of each Calculation Amount of the relevant Floating Rate Notes or Variable Rate Notes for the relevant Interest Period or calculate the Redemption Amount in respect of such Notes. The Interest Amounts shall be calculated by applying the Rate of Interest to the Calculation Amount, multiplying such product by the actual number of days in the Interest Period concerned (including the first, but excluding the last, day of such Interest Period), divided by the FRN Day Basis or, as the case may be, VRN Day Basis shown on the face of such Note and rounding the resultant figure to the nearest cent. The determination of the Rate of Interest, the Interest Amounts and the Redemption Amount by the Agent Bank shall (in the absence of manifest error) be final and binding upon all parties.

(e) *Notification of Rate of Interest and Interest Amounts*

The Agent Bank will cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Redemption Amount to be notified to the Issuing and Paying Agent and the Issuer and (in the case of Floating Rate Notes) to be notified to Noteholders in accordance with Condition 15 as soon as possible after their determination but in no event later than the fourth business day thereafter. The Interest Amounts and the Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Floating Rate Notes or, as the case may be, Variable Rate Notes become due and payable under Condition 9, the Rate of Interest and Interest Amounts payable in respect of the Floating Rate Notes or, as the case may be, Variable Rate Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest and Interest Amounts need to be made unless the Trustee requires otherwise.

(f) *Determination of Rate of Interest by the Trustee*

The Trustee shall (if the Agent Bank does not at any material time determine the Rate of Interest) determine or procure the determination of such Rate of Interest in accordance with the provisions of this Condition 4. In doing so, the Trustee shall apply the foregoing provisions of this Condition, with any necessary consequential amendments, to the extent that, in its opinion, it can do so, and, in all other respects, it shall do so in such manner as it shall deem fair and reasonable in all the circumstances.

(g) *Agent Bank and Reference Banks*

The Issuer will procure that, so long as any Floating Rate Note or Variable Rate Note remains outstanding, there shall at all times be three Reference Banks and an Agent Bank. If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank or the Agent Bank is unable or unwilling to act as such or if the Agent Bank fails duly to establish the Rate of Interest for any Interest Period or to calculate the Interest Amounts or the Redemption Amount, the Issuer will appoint the Singapore office of a leading bank or merchant bank engaged in the Singapore interbank market to act as such in its place. The Agent Bank may not resign its duties without a successor having been appointed as aforesaid.

(h) *Definitions*

As used in these Conditions:-

"Benchmark" means the rate specified as such in the applicable Pricing Supplement;

"business day" means:-

(i) (in the case of Notes denominated in Singapore dollars) a day (other than a Saturday or Sunday or a gazetted public holiday) on which commercial banks are open for business in Singapore; and

(ii) (in the case of Notes denominated in a currency other than Singapore dollars), a day (other than a Saturday or Sunday or a gazetted public holiday) on which commercial banks and foreign exchange markets are open for business in Singapore and the principal financial centre for that currency;

"Calculation Amount" means the amount specified as such on the face of any Note, or if no such amount is so specified, the Denomination Amount of such Note as shown on the face thereof;

"Interest Commencement Date" means the Issue Date or such other date as may be specified as the Interest Commencement Date on the face of such Note;

"Interest Determination Date" means, in respect of any Interest Period, that number of business days prior thereto as is set out in the applicable Pricing Supplement or on the face of the relevant Note;

"Reference Banks" means the institutions specified as such hereon or, if none, three major banks selected by the Agent Bank in the interbank market that is most closely connected with the Benchmark;

"Relevant Currency" means the currency in which the Notes are denominated;

"Relevant Dealer" means, in respect of any Variable Rate Note, the Dealer party to the Programme Agreement referred to in the Agency Agreement with whom the Issuer has concluded or is negotiating an agreement for the issue of such Variable Rate Note pursuant to the Programme Agreement;

"Relevant Financial Centre" means, in the case of interest to be determined on an Interest Determination Date with respect to any Floating Rate Note or Variable Rate Note, the financial centre with which the relevant Benchmark is most closely connected or, if none is so connected, Singapore;

"Relevant Rate" means the Benchmark for a Calculation Amount of the Relevant Currency for a period (if applicable or appropriate to the Benchmark) equal to the relevant Interest Period;

"Relevant Time" means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Relevant Currency in the inter-bank market in the Relevant Financial Centre; and

"Screen Page" means such page, section, caption, column or other part of a particular information service (including, but not limited to, the Reuters Monitor Money Rates Service ("Reuters") and the Dow Jones Telerate Service ("Telerate")) as may be specified hereon for the purpose of providing the Benchmark, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to the Benchmark.

(III) INTEREST ON HYBRID NOTES

(a) *Interest Rate and Accrual*

Each Hybrid Note bears interest on its Calculation Amount from the Interest Commencement Date in respect thereof and as shown on the face of such Note.

(b) *Fixed Rate Period*

(i) In respect of the Fixed Rate Period shown on the face of such Note, each Hybrid Note bears interest on its Calculation Amount from the first day of the Fixed Rate Period at the rate per annum (expressed as a percentage) equal to the Interest Rate shown on the face of such Note payable in arrear on each Reference Date or Reference Dates shown on the face of the Note in each year and on the last day of the Fixed Rate Period if that date does not fall on a Reference Date.

(ii) The first payment of interest will be made on the Reference Date next following the first day of the Fixed Rate Period (and if the first day of the Fixed Rate Period is not a Reference Date, will amount to the Initial Broken Amount shown on the face of such Note), unless the last day of the Fixed Rate Period falls before the date on which the first payment of interest would otherwise be due. If the last day of the Fixed Rate Period is not a Reference Date, interest from the preceding Reference Date (or from the first day of the Fixed Rate Period, as the case may be) to the last day of the Fixed Rate Period will amount to the Final Broken Amount shown on the face of the Note.

(iii) Where the due date of redemption of any Hybrid Note falls within the Fixed Rate Period, interest will cease to accrue on the Note from the due date for redemption thereof unless, upon due presentation and subject to the provisions of the Trust Deed, payment of principal (or Redemption Amount, as the case may be) is improperly withheld or refused, in which event interest at such rate will continue to accrue (as well after as before judgment) at the rate and in the manner provided in this Condition 4(III) to the Relevant Date.

(iv) In the case of a Hybrid Note, interest in respect of a period of less than one year will be calculated on the Fixed Rate Day Basis shown on the face of the Note during the Fixed Rate Period.

(c) Floating Rate Period

(i) In respect of the Floating Rate Period shown on the face of such Note, each Hybrid Note bears interest on its Calculation Amount from the first day of the Floating Rate Period, and such interest will be payable in arrear on each date ("Interest Payment Date") which (save as mentioned in these Conditions) falls the number of months specified as the Interest Period on the face of the Note (the "Specified Number of Months") after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the first day of the Floating Rate Period (and which corresponds numerically with such preceding Interest Payment Date or the first day of the Floating Rate Period, as the case may be). If any Interest Payment Date would otherwise fall on a day which is not a business day, it shall be postponed to the next day which is a business day unless it would thereby fall into the next calendar month. In any such case as aforesaid or if there is no date in the relevant month which corresponds numerically with the preceding Interest Payment Date or, as the case may be, the first day of the Floating Rate Period (i) the Interest Payment Date shall be brought forward to the immediately preceding business day and (ii) each subsequent Interest Payment Date shall be the last business day of the month which is the last of the Specified Number of Months after the month in which the preceding Interest Payment Date or, as the case may be, the first day of the Floating Rate Period shall have fallen.

(ii) The period beginning on the first day of the Floating Rate Period and ending on the first Interest Payment Date and each successive period beginning on an Interest Payment Date and ending on the next succeeding Interest Payment Date is herein called an "Interest Period".

(iii) Where the due date of redemption of any Hybrid Note falls within the Floating Rate Period, interest will cease to accrue on the Note from the due date for redemption thereof unless, upon due presentation thereof, payment of principal (or Redemption Amount, as the case may be) is improperly withheld or refused, in which event interest will continue to accrue (as well after as before judgment) at the rate and in the manner provided in this Condition 4(III) and the Agency Agreement to the Relevant Date.

(iv) The provisions of Condition 4(II)(b) shall apply to each Hybrid Note during the Floating Rate Period as though references therein to Floating Rate Notes are references to Hybrid Notes.

5. REDEMPTION AND PURCHASE

(a) Final Redemption

Unless previously redeemed or purchased and cancelled as provided below, this Note will be redeemed at its Redemption Amount on the Maturity Date shown on its face (if this Note is shown on its face to be a Fixed Rate Note) or on the Interest Payment Date falling in the Redemption Month shown on its face (if this Note is shown on its face to be a Floating Rate Note, Variable Rate Note or Hybrid Note).

(b) *Purchase at the Option of Issuer*

If so provided hereon, the Issuer shall have the option to purchase all or any of the Fixed Rate Notes, Floating Rate Notes, Variable Rate Notes or Hybrid Notes at their Redemption Amount on any date on which interest is due to be paid on such Notes and the Noteholders shall be bound to sell such Notes to the Issuer accordingly. To exercise such option, the Issuer shall give irrevocable notice to the Noteholders within the Issuer's Purchase Option Period shown on the face hereof. Such Notes may be held, resold or surrendered to the Issuing and Paying Agent for cancellation. The Notes so purchased, while held by or on behalf of the Issuer, shall not entitle the holder to vote at any meetings of the Noteholders and shall not be deemed to be outstanding for the purposes of calculating quorums at meetings of the Noteholders or for the purposes of Conditions 9, 10 and 11.

In the case of a purchase of some only of the Notes, the notice to Noteholders shall also contain the certificate numbers of the Notes to be purchased, which shall have been drawn by or on behalf of the Issuer in such place and in such manner as may be agreed between the Issuer and the Trustee, subject to compliance with any applicable laws. So long as the Notes are listed on the Singapore Exchange Securities Trading Limited, the Issuer shall comply with the rules of such Stock Exchange in relation to the publication of any purchase of Notes.

(c) *Purchase at the Option of Noteholders*

(i) Each Noteholder shall have the option to have all or any of his Variable Rate Notes purchased by the Issuer at their Redemption Amount on any Interest Payment Date and the Issuer will purchase such Variable Rate Notes accordingly. To exercise such option, a Noteholder shall deposit any Variable Rate Notes to be purchased with the Issuing and Paying Agent at its specified office together with all Coupons relating to such Variable Rate Notes which mature after the date fixed for purchase, together with a duly completed option exercise notice in the form obtainable from the Issuing and Paying Agent within the Noteholders' VRN Purchase Option Period shown on the face hereof. Any Variable Rate Notes so deposited may not be withdrawn (except as provided in the Agency Agreement) without the prior consent of the Issuer. Such Variable Rate Notes may be held, resold or surrendered to the Issuing and Paying Agent for cancellation. The Variable Rate Notes so purchased, while held by or on behalf of the Issuer, shall not entitle the holder to vote at any meetings of the Noteholders and shall not be deemed to be outstanding for the purposes of calculating quorums at meetings of the Noteholders or for the purposes of Conditions 9, 10 and 11.

(ii) If so provided hereon, each Noteholder shall have the option to have all or any of his Fixed Rate Notes, Floating Rate Notes or Hybrid Notes purchased by the Issuer at their Redemption Amount on any date on which interest is due to be paid on such Notes and the Issuer will purchase such Notes accordingly. To exercise such option, a Noteholder shall deposit any Notes to be purchased with the Issuing and Paying Agent at its specified office together with all Coupons relating to such Notes which mature after the date fixed for purchase, together with a duly completed option exercise notice in the form obtainable from the Issuing and Paying Agent within the Noteholders' Purchase Option Period shown on the face hereof. Any Notes so deposited may not be withdrawn (except as provided in the Agency Agreement) without the prior consent of the Issuer. Such Notes may be held, resold or surrendered to the Issuing and Paying Agent for cancellation. The Notes so purchased, while held by or on behalf of the Issuer, shall not entitle the holder to vote at any meetings of the Noteholders and shall not be deemed to be outstanding for the purposes of calculating quorums at meetings of the Noteholders or for the purposes of Conditions 9, 10 and 11.

(d) *Redemption at the Option of the Issuer*

If so provided hereon, the Issuer may, on giving irrevocable notice to the Noteholders falling within the Issuer's Redemption Option Period shown on the face hereof, redeem all or, if so provided, some of the Notes at their Redemption Amount or integral multiples thereof and on the date or dates so provided. Any such redemption of Notes shall be at their Redemption Amount, together with interest accrued to the date fixed for redemption.

All Notes in respect of which any such notice is given shall be redeemed on the date specified in such notice in accordance with this Condition.

In the case of a partial redemption, the notice to Noteholders shall also contain the certificate numbers of the Notes to be redeemed, which shall have been drawn in such place and in such manner as may be fair and reasonable in the circumstances, taking account of prevailing market practices, subject to compliance with any applicable laws. So long as the Notes are listed on the Singapore Exchange Securities Trading Limited, the Issuer shall, comply with the rules of such Stock Exchange in relation to the publication of any redemption of Notes.

(e) *Redemption at the Option of Noteholders*

(i) If so provided hereon, the Issuer shall, at the option of the holder of any Note, redeem such Note on the date or dates so provided at its Redemption Amount, together with interest accrued to the date fixed for redemption. To exercise such option, the holder must deposit such Note (together with all unmatured Coupons) with the Issuing and Paying Agent at its specified office, together with a duly completed option exercise notice in the form obtainable from the Issuing and Paying Agent or the Issuer (as applicable) within the Noteholders' Redemption Option Period shown on the face hereof. Any Note so deposited may not be withdrawn (except as provided in the Agency Agreement) without the prior consent of the Issuer.

(ii) In the event that Singapore Airlines Limited ceases to own legally and beneficially at least 51 per cent. of the issued and paid-up share capital of the Issuer for the time being, the Issuer will promptly notify the Trustee and the Noteholders in accordance with Condition 15 of the occurrence of such event and the Issuer will, at the option of the holder of any Note, redeem such Note at its Redemption Amount (together with interest accrued to the date fixed for redemption) on the date falling 90 days from the date of such notification.

To exercise such option, a Noteholder shall deposit any Notes to be redeemed with the Issuing and Paying Agent at its specified office together with all Coupons relating to such Notes which mature after the date fixed for redemption, together with a duly completed option exercise notice in the form obtainable from the Issuing and Paying Agent, no later than 30 days from the date of such notification from the Issuer. Any Notes so deposited may not be withdrawn (except as provided in the Agency Agreement).

(f) Redemption for Taxation Reasons

If so provided hereon, the Notes may be redeemed at the option of the Issuer in whole, but not in part, on any Reference Date or Interest Payment Date (as the case may be) or, if so specified hereon, at any time on giving not less than 30 nor more than 60 days' notice to the Noteholders (which notice shall be irrevocable), at their Redemption Amount (together with interest accrued to (but excluding) the date fixed for redemption), if (i) the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 7, or increase the payment of such additional amounts, as a result of any change in, or amendment to, the laws (or any regulations, rulings or other administrative pronouncements promulgated thereunder) of Singapore or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws, regulations, rulings or other administrative pronouncements, which change or amendment is made public on or after the Issue Date or any other date specified in the Pricing Supplement, and (ii) such obligations cannot be avoided by the Issuer taking reasonable measures available to it, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Notes then due. Prior to the publication of any notice of redemption pursuant to this paragraph, the Issuer shall deliver to the Issuing and Paying Agent a certificate signed by a duly authorised officer of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred, and an opinion of independent legal advisers of recognised standing to the effect that the Issuer has or is likely to become obliged to pay such additional amounts as a result of such change or amendment.

(g) Purchases

The Issuer and any of its subsidiaries may at any time purchase Notes at any price (provided that they are purchased together with all unmatured Coupons relating to them) in the open market or otherwise, provided that in any such case such purchase or purchases is in compliance with all relevant laws, regulations and directives.

Notes purchased by the Issuer or any of its subsidiaries may be surrendered by the purchaser through the Issuer to the Issuing and Paying Agent for cancellation or may at the option of the Issuer or relevant subsidiary be held or resold.

For the purposes of these Conditions, "directive" includes any present or future directive, regulation, request, requirement, rule or credit restraint programme of any relevant agency, authority, central bank department, government, legislative, minister, ministry, official public or statutory corporation, self-regulating organisation, or stock exchange.

(h) Cancellation

All Notes purchased by or on behalf of the Issuer or any of its subsidiaries may be surrendered for cancellation by surrendering each such Note together with all unmatured Coupons to the Issuing and Paying Agent at its specified office and, if so surrendered, shall, together with all Notes redeemed by the Issuer, be cancelled forthwith (together with all unmatured Coupons attached thereto or surrendered therewith). Any Notes so surrendered for cancellation may not be reissued or resold.

6. PAYMENTS

(a) Principal and Interest

Payments of principal and interest in respect of the Notes will, subject as mentioned below, be made against presentation and surrender of the relevant Notes or Coupons, as the case may be, at the specified office of the Issuing and Paying Agent by a cheque drawn in the currency in which payment is due on, or, at the option of the holders, by transfer to an account maintained by the payee in that currency with, a bank in the principal financial centre for that currency.

(b) *Payments subject to law etc.*

All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives, but without prejudice to the provisions of Condition 7. No commission or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(c) *Appointment of Agents*

The Issuing and Paying Agent and its specified office are listed below. The Issuer reserves the right at any time to vary or terminate the appointment of the Issuing and Paying Agent and to appoint additional or other Issuing and Paying Agents, provided that it will at all times maintain an Issuing and Paying Agent having a specified office in Singapore.

Notice of any such change or any change of any specified office will promptly be given to the Noteholders in accordance with Condition 15.

The Agency Agreement may be amended by the Issuer, the Issuing and Paying Agent and the Trustee, without the consent of any holder, for the purpose of curing any ambiguity or of curing, correcting or supplementing any defective provision contained therein or in any manner which the Issuer, the Issuing and Paying Agent and the Trustee may mutually deem necessary or desirable and which does not, in the reasonable opinion of the Issuer, the Issuing and Paying Agent and the Trustee, adversely affect the interests of the holders.

(d) *Unmatured Coupons*

(i) Fixed Rate Notes and Hybrid Notes should be surrendered for payment together with all unmatured Coupons (if any) relating to such Notes (and, in the case of Hybrid Notes, relating to interest payable during the Fixed Rate Period), failing which an amount equal to the face value of each missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon which the sum of principal so paid bears to the total principal due) will be deducted from the Redemption Amount due for payment. Any amount so deducted will be paid in the manner mentioned above against surrender of such missing Coupon within a period of five years from the Relevant Date for the payment of such principal (whether or not such Coupon has become void pursuant to Condition 8).

(ii) Subject to the provisions of the relevant Pricing Supplement upon the due date for redemption of any Floating Rate Note, Variable Rate Note or Hybrid Note, unmatured Coupons relating to such Note (and, in the case of Hybrid Notes, relating to interest payable during the Floating Rate Period) (whether or not attached) shall become void and no payment shall be made in respect of them.

(iii) Where any Floating Rate Note, Variable Rate Note or Hybrid Note is presented for redemption without all unmatured Coupons relating to it (and, in the case of Hybrid Notes, relating to interest payable during the Floating Rate Period), redemption shall be made only against the provision of such indemnity as the Issuer may require.

(iv) If the due date for redemption or repayment of any Note is not a due date for payment of interest, interest accrued from the preceding due date for payment of interest or the Interest Commencement Date, as the case may be, shall only be payable against presentation (and surrender if appropriate) of the relevant Note.

(e) *Non-business days*

Subject as provided in the relevant Pricing Supplement, if any date for the payment in respect of any Note or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day.

(f) Default Interest

(i) If on or after the due date for payment of any sum in respect of Notes or, as the case may be, the Coupons denominated in Singapore dollars, payment of all or any part of such sum shall not be made against due presentation of such Notes or, as the case may be, the Coupons, the Issuer shall pay interest on the amount so unpaid from such due date up to the day of actual receipt by the relevant Noteholders or, as the case may be, Couponholders (as well after as before judgment) at a rate per annum determined by the Issuing and Paying Agent to be equal to one per cent. and the arithmetic mean of the respective prime lending rates for Singapore dollars quoted by The Development Bank of Singapore Ltd, Oversea-Chinese Banking Corporation Limited, Overseas Union Bank Limited and United Overseas Bank Limited. The Issuer shall pay any unpaid interest accrued on the amount so unpaid on the last business day of the calendar month in which such interest accrued and any interest payable under this paragraph (f)(i) which is not paid on the last business day of the calendar month in which it accrued shall be added to the overdue sum and itself bear interest accordingly.

(ii) If on or after the due date for payment of any sum in respect of Notes or, as the case may be, the Coupons denominated in a currency other than Singapore dollars, payment of all or any part of such sum shall not be made against due presentation of such Notes or, as the case may be, the Coupons, the Issuer shall pay interest on the amount so unpaid from such due date up to the day of actual receipt by the relevant Noteholders or, as the case may be, Couponholders (as well after as before judgment) at a rate per annum determined by the Issuing and Paying Agent to be equal to one per cent. per annum above the cost to the Issuing and Paying Agent (including the cost occasioned by or attributable to complying with reserves, liquidity, deposit or other requirements imposed on it by any relevant authority or authorities) of funding by whatever means the Issuing and Paying Agent determines to be appropriate an amount equal to the unpaid sum for such period (not exceeding three months) as the Issuing and Paying Agent considers appropriate. So long as the default continues then such rate shall be re-calculated on the same basis at intervals of such duration as the Issuing and Paying Agent may select, save that the amount of unpaid interest at the above rate accruing during the preceding such period shall be added to the amount in respect of which the Issuer is in default and itself bear interest accordingly.

(iii) Interest at the rate(s) determined in accordance with this paragraph (f)(i) or (f)(ii) shall be calculated on the Fixed Rate Day Basis (in the case of a Fixed Rate Note), the FRN Day Basis (in the case of a Floating Rate Note) or the VRN Day Basis (in the case of a Variable Rate Note) and the actual number of days elapsed, shall accrue on a daily basis and shall be immediately due and payable by the Issuer.

7. TAXATION

All payments in respect of the Notes and the Coupons by the Issuer shall be made free and clear of, and without deduction or withholding for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within Singapore or any authority thereof or therein having power to tax, unless such withholding or deduction is required by law. In such event, in relation to Notes denominated in Singapore Dollars, the Issuer will not pay any additional amounts in respect of any such deduction or withholding from payments in respect of such Notes and Coupons for, or on account of, any such taxes, duties, assessments or governmental charges and, in relation to Notes which are not denominated in Singapore Dollars, the Issuer shall pay such additional amounts as will result in the receipt by the Noteholders and the Couponholders of such amounts as would have been received by them had no such deduction or withholding been required, except that no such additional amounts shall be payable in respect of any Note or Coupon presented for payment:-

(a) by or on behalf of a holder who is subject to such taxes, duties, assessments or governmental charges by reason of his being connected with Singapore otherwise than by reason only of the holding of such Note or Coupon or the receipt of any sums due in respect of such Note or Coupon (including, without limitation, the holder being (i) a resident in Singapore for tax purposes or (ii) a non-resident of Singapore who did not purchase the Notes using funds from his or its Singapore operations); or

(b) more than 30 days after the Relevant Date except to the extent that the holder thereof would have been entitled to such additional amounts on presenting the same for payment on the last day of such period of 30 days.

As used in these Conditions, "Relevant Date" in respect of any Note or Coupon means the date on which payment in respect thereof first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date falling seven days after that on which notice is duly given to the Noteholders in accordance with Condition 15 that, upon further presentation of the Note or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon presentation, and references to "principal" shall be deemed to include any premium payable in respect of the Notes, all Redemption Amounts and all other amounts in the nature of principal payable pursuant to Condition 5, "interest" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to Condition 4 and any reference to "principal" and/or "premium" and/or "Redemption Amounts" and/or "interest" shall be deemed to include any additional amounts which may be payable under these Conditions.

8. PRESCRIPTION

The Notes and Coupons shall become void unless presented for payment within five years from the appropriate Relevant Date for payment.

9. EVENTS OF DEFAULT

If any of the following events ("Events of Default") occurs and is continuing the Trustee at its discretion may, and if so requested by holders of at least 25 per cent. in principal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution shall, give notice to the Issuer that the Notes are immediately repayable, whereupon the Redemption Amount of such Notes together with accrued interest to the date of payment shall become immediately due and payable:-

(a) the Issuer does not pay any sum payable by it under any of the Notes or the Issue Documents (as defined in the Trust Deed) within seven days of its due date;

(b) the Issuer does not perform or comply with any one or more of its obligations (other than the payment obligation of the Issuer referred to in paragraph (a) above) under any of the Issue Documents or any of the Notes and if such default is capable of remedy, it is not, in the opinion of the Trustee, remedied within 14 days of its occurrence;

(c) any representation, warranty or statement by the Issuer in any of the Issue Documents or any of the Notes or in any document delivered under any of the Issue Documents or any of the Notes is not complied with in any material respect or is or proves to have been incorrect in any material respect when made or deemed repeated and if, in the opinion of the Trustee, the circumstance resulting in such incorrect or misleading representation, warranty or statement is capable of remedy, it is not, in the opinion of the Trustee, remedied within 14 days of its occurrence;

(d) (i) any indebtedness of the Issuer or any of its subsidiaries for borrowed monies is declared due and payable or accelerated (in each case) prior to its stated maturity as a result of the occurrence of an event of default, howsoever called;

(ii) the Issuer or any of its subsidiaries defaults in the repayment or discharge of any such indebtedness when due or at the expiration of any grace period originally applicable thereto or permitted under the agreement or other document evidencing or constituting either such indebtedness; or

(iii) the Issuer or any of its subsidiaries fails to pay when properly called upon to do so any guarantee or indebtedness for borrowed monies,

provided always that the aggregate amount of the relevant indebtedness in respect of which one or more of the events referred to in this paragraph (d) having occurred equals or exceeds S$10,000,000 (or its equivalent in other currencies);

(e) the Issuer or any of its subsidiaries being adjudicated, or otherwise being declared by any legal process to be, insolvent, or becoming insolvent, or admitting, in writing its inability to pay its debts, or being deemed unable (within the meaning of Section 254 of the Companies Act, Chapter 50 of Singapore) to pay its debts as they mature or become due, or stopping, suspending or threatening to stop or suspend payment of all or any material part of its debts or taking any proceedings or other steps with a view to the rescheduling or deferral of all its indebtedness (or of any material part of its indebtedness which it will or might otherwise be unable to pay when due) or proposing or making any assignment or arrangement or composition with or for the benefit of its creditors or any class of creditors (within the meaning of Section 210 of the Companies Act, Chapter 50 of Singapore);

(f) a distress, execution or other legal process being levied or enforced upon or sued out against all or any material part of the assets of the Issuer or any of its subsidiaries and such distress, execution or other legal process is not dismissed, removed or discharged within 21 days (or such longer period as the Trustee may permit) of the date of such distress, execution or other legal process being levied, enforced upon or sued out;

(g) any security on or over all or a material part of the assets of the Issuer or any of its subsidiaries becomes enforceable;

(h) an order being made or a resolution being passed or any step (other than those of a frivolous or vexatious nature) being taken for the winding up, amalgamation, reconstruction, reorganisation, merger, consolidation or dissolution of the Issuer or any of its subsidiaries otherwise than a winding up or dissolution for the purposes of or pursuant to an amalgamation, consolidation, reorganisation, merger or reconstruction and the terms thereof having been previously certified in writing by the Trustee not to be, in its opinion, materially prejudicial to the interests of the Noteholders;

(i) a receiver, judicial manager, trustee, agent or similar officer being appointed of or in relation to the Issuer or any of its subsidiaries or of the whole or any material part of the assets of the Issuer or any of its subsidiaries;

(j) the Issuer or any of its subsidiaries ceases or threatens to cease to carry on all or a substantial part of its business or (otherwise than in the ordinary course of its business) disposes or threatens to dispose of the whole or any material part of its property or assets (in each case, otherwise than for the purposes of such an amalgamation, consolidation, reorganisation, merger or reconstruction as referred to in paragraph (h) above);

(k) a moratorium is agreed or declared in respect of all or any material part of the indebtedness of the Issuer or any of its subsidiaries or any step is taken by any governmental authority with a view to the seizure, compulsory acquisition, expropriation or nationalisation of all or any material part of the assets of the Issuer or any of its subsidiaries;

(l) any action, condition or thing (including the obtaining of any necessary consent) at any time required to be taken, fulfilled or done for any of the purposes stated in Clause 14(c) of the Trust Deed is not taken, fulfilled or done, or any such consent ceases to be in full force and effect without modification or any condition in or relating to any such consent is not complied with (unless that consent or condition is no longer required or applicable) and if, in the opinion of the Trustee, such non-compliance is capable of remedy, it is not, in the opinion of the Trustee, remedied within 14 days of its occurrence;

(m) it is or will become unlawful for the Issuer to perform or comply with any one or more of its payment or other material obligations under any of the Issue Documents or any of the Notes;

(n) any of the Issue Documents or any of the Notes ceases for any reason (or is claimed by the Issuer not) to be the legal and valid obligations of the Issuer, binding upon it in accordance with its terms;

(o) any litigation, arbitration or administrative proceeding (other than those of a frivolous or vexatious nature) is current or pending (i) to restrain the exercise of any of the rights and/or the performance or enforcement of or compliance with any of the obligations of the Issuer under any of the Issue Documents or any of the Notes or (ii) in respect of claims against the Issuer or any of its subsidiaries, exceeding in aggregate S$5,000,000 (or its equivalent in other currencies) which, if adversely determined, has or could have a material adverse effect on the Issuer or on the Issuer and its subsidiaries taken as a whole;

(p) any event occurs which, under the law of any relevant jurisdiction, has an analogous or equivalent effect to any of the events mentioned in paragraph (e), (f), (g), (h), (i) or (k); and

(q) the Issuer or any of its subsidiaries being declared by the Minister of Finance to be a declared company under the provisions of Part IX of the Companies Act, Chapter 50 of Singapore.

10. ENFORCEMENT OF RIGHTS

At any time after the Notes shall have become due and payable, the Trustee may, at its discretion and without further notice, institute such proceedings against the Issuer as it may think fit to enforce repayment of the Notes, together with accrued interest, but it shall not be bound to take any such proceedings unless (a) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by Noteholders holding not less than 25 per cent. in principal amount of the Notes outstanding and (b) it shall have been indemnified by the Noteholders to its satisfaction. No Noteholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound to do so, fails or neglects to do so within a reasonable period and such failure or neglect shall be continuing.

11. MEETING OF NOTEHOLDERS AND MODIFICATIONS

The Trust Deed contains provisions for convening meetings of Noteholders of a Series to consider any matter affecting their interests, including modification by Extraordinary Resolution of the Notes of such Series (including these Conditions insofar as the same may apply to such Notes) or any of the provisions of the Trust Deed.

The Trustee or the Issuer at any time may, and the Trustee upon the request in writing by Noteholders holding not less than one-tenth of the principal amount of the Notes of any Series for the time being outstanding shall, convene a meeting of the Noteholders of that Series. An Extraordinary Resolution duly passed at any such meeting shall be binding on all the Noteholders of the relevant Series, whether present or not and on all relevant Couponholders, except that any Extraordinary Resolution proposed, *inter alia*, (a) to amend the dates of maturity or redemption of the Notes or any date for payment of interest or Interest Amounts on the Notes, (b) to reduce or cancel the principal amount of, or any premium payable on redemption of, the Notes, (c) to reduce the rate or rates of interest in respect of the Notes or to vary the method or basis of calculating the rate or rates of interest or the basis for calculating any Interest Amount in respect of the Notes, (d) to vary any method of, or basis for, calculating the Redemption Amount, (e) to vary the currency or currencies of payment or denomination of the Notes, (f) to take any steps that as specified hereon may only be taken following approval by an Extraordinary Resolution to which the special quorum provisions apply or (g) to modify the provisions concerning the quorum required at any meeting of Noteholders or the majority required to pass the Extraordinary Resolution, will only be binding if passed at a meeting of the Noteholders of the relevant Series (or at any adjournment thereof) at which a special quorum (provided for in the Trust Deed) is present.

The Trustee may agree, without the consent of the Noteholders or Couponholders, to (a) any modification of any of the provisions of the Trust Deed which in the opinion of the Trustee is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of Singapore law and (b) any other modification (except as mentioned in the Trust Deed), and any waiver or authorisation of any breach or proposed breach, of any of the provisions of the Trust Deed which is in the opinion of the Trustee not materially prejudicial to the interests of the Noteholders. Any such modification, authorisation or waiver shall be binding on the Noteholders and the Couponholders and, if the Trustee so requires, such modification shall be notified to the Noteholders as soon as practicable.

In connection with the exercise of its functions (including but not limited to those in relation to any proposed modification, waiver, authorisation or substitution) the Trustee shall have regard to the interests of the Noteholders as a class and shall not have regard to the consequences of such exercise for individual Noteholders or Couponholders.

These Conditions may be amended, modified, or varied in relation to any Series of Notes by the terms of the relevant Pricing Supplement in relation to such Series.

12. REPLACEMENT OF NOTES AND COUPONS

If a Note or Coupon is lost, stolen, mutilated, defaced or destroyed it may be replaced, subject to applicable laws, at the specified office of the Issuing and Paying Agent, or at the specified office of such other Issuing and Paying Agent as may from time to time be designated by the Issuer for the purpose and notice of whose designation is given to Noteholders in accordance with Condition 15, on payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security and indemnity (which may provide, *inter alia*, that if the allegedly lost, stolen or destroyed Note or Coupon is subsequently presented for payment, there will be paid to the Issuer on demand the amount payable by the Issuer in respect of such Note or Coupon) and otherwise as the Issuer may require. Mutilated or defaced Notes or Coupons must be surrendered before replacements will be issued.

13. FURTHER ISSUES

The Issuer may from time to time without the consent of the Noteholders or Couponholders create and issue further notes having the same terms and conditions as the Notes of any Series and so that the same shall be consolidated and form a single Series with such Notes, and references in these Conditions to "Notes" shall be construed accordingly.

14. INDEMNIFICATION OF THE TRUSTEE

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking proceedings to enforce repayment unless indemnified to its satisfaction. The Trust Deed also contains a provision entitling the Trustee to enter into business transactions with the Issuer or any of its subsidiaries without accounting to the Noteholders or Couponholders for any profit resulting from such transactions.

15. NOTICES

Notices to the holders will be valid if published in a daily newspaper of general circulation in Singapore (or, if the holders of any Series of Notes can be identified, notices to such holders will also be valid if they are given to each of such holders). It is expected that such publication will be made in the Business Times. Notices will, if published more than once or on different dates, be deemed to have been given on the date of the first publication in such newspaper as provided above.

Couponholders shall be deemed for all purposes to have notice of the contents of any notice to the holders in accordance with this Condition 15.

Until such time as any Definitive Notes (as defined in the Trust Deed) are issued, there may, so long as the Global Note(s) is or are held in its or their entirety on behalf of the Depository, be substituted for such publication in such newspapers the delivery of the relevant notice to the Depository for communication by it to the Noteholders, except that if the Notes are listed on the Singapore Exchange Securities Trading Limited and the rules of such exchange so require, notice will in any event be published in accordance with the previous paragraph. Any such notice shall be deemed to have been given to the Noteholders on the seventh day after the day on which the said notice was given to the Depository.

Notices to be given by any Noteholder pursuant hereto (including to the Issuer) shall be in writing and given by lodging the same, together with the relative Note or Notes, with the Issuing and Paying Agent. Whilst the Notes are represented by a Global Note, such notice may be given by any Noteholder to the Issuing and Paying Agent through the Depository in such manner as the Issuing and Paying Agent and the Depository may approve for this purpose.

Notwithstanding the other provisions of this Condition, in any case where the identity and addresses of all the Noteholders are known to the Issuer, notices to such holders may be given individually by recorded delivery mail to such addresses and will be deemed to have been given when received at such addresses.

16. GOVERNING LAW

The Notes and the Coupons are governed by, and shall be construed in accordance with, the laws of Singapore.

THE ISSUER

1. HISTORY AND OWNERSHIP STRUCTURE

The airport ground handling operations of the Issuer commenced in 1947 as a division of Malayan Airways Ltd., the predecessor of SIA. The Issuer was incorporated in Singapore on 15th December, 1972. It serves as the holding company for the provision of ground handling, inflight catering, airline laundry and aviation security services and is a subsidiary of SIA, which is listed on the SGX-ST. The Issuer was listed on the SGX-ST on 12th May, 2000.

SATS Airport Services Pte Ltd and SATS Catering Pte Ltd were incorporated on 9th March, 1985 to operate the ground handling and inflight catering divisions, respectively, of the Issuer. Aero Laundry & Linen Services Pte Ltd was incorporated on 25th February, 1989 to operate the airline laundry division of the Issuer. SATS Security Services Pte Ltd was incorporated on 17th November, 1989 to operate the aviation security division of the Issuer.

The ownership structure of the group of companies of the Issuer (including joint ventures) and the percentage of equity interest owned in each of these companies as at 28th February, 2001 is set out below:-



Singapore Airport Terminal Services (SATS)
100%
SATS Airport Services
• Air freight handling
• Passenger services
• Baggage handling
• Apron services
100%
SATS Catering
• Inflight catering
• Cabin handling
• Aircraft Interior cleaning
100%
SATS Security Services
• Aviation security services
• Security consultancy
100%
Aero Laundry & Linen Services
• Laundry services for aircraft linen
Ground Handling Joint Ventures
Beijing Aviation Ground Services (Beijing Capital International Airport)
40%
Tan Son Nhat Cargo Services (Tan Son Nhat International Airport)
30%
Asia Airfreight Terminal (Hong Kong International Airport)
24.5%
Evergreen Airline Services (Chiang Kai Shek International Airport)
19.2%
Inflight Catering Joint Ventures
35%
Maldives Inflight Catering (Male International Airport)
40%
Beijing Airport Inflight Kitchen (Beijing Capital International Airport)
8.5%
Royal International Air-Catering (Kansai International Airport)*
16.7%
Macau Catering Services** (Macau International Airport)
15%
Evergreen Sky Catering (Chiang Kai Shek International Airport)
20%
MacroAsia-Eurest Catering Services (Ninoy Aquino International Airport)
30%
Taj Madras Flight Kitchen (Meenankarkkam Airport, Madras)

* In the process of voluntary liquidation.

** Joint venture investment held through SERVAIR-SATS Holding Company Pte Ltd in which SATS has a 49% equity interest.

The Issuer is the leading provider of integrated ground handling and inflight catering services at the Singapore Changi Airport. Through joint ventures, the Issuer also provides selected services at nine other international airports in the Asia-Pacific region. The Issuer has more than 50 years' experience in ground handling and inflight catering and, in the financial year ended 31st March, 2000, more than 21.7 million passengers at Singapore Changi Airport were served, 20.9 million meals were up-lifted and more than 1.4 million tonnes of air freight were handled. The principal strength of the Issuer is its uncompromising commitment to service, for which it has received awards from its clients.

The Issuer provides the following services to its airline clients:-

- Ground handling services, including:-
  - air freight handling services;
  - passenger services;
  - baggage handling services; and
  - apron services;
- Inflight catering services, including aircraft interior cleaning and cabin handling;
- Aviation security services; and
- Airline laundry services.

In the past five years, total revenue has grown at a compounded annual rate of 5.8% from the financial year ended 31st March, 1996 to the financial year ended 31st March, 2000. Total revenue was S$437.2 million in the six-month period ended 30th September, 2000 and S$790.2 million in the financial year ended 31st March, 2000. The net income was S$92.8 million in the six-month period ended 30th September, 2000 and S$160.1 million in the financial year ended 31st March, 2000.

In the financial year ended 31st March, 2000, the Issuer handled approximately 87% of the total air freight (by tonnage) which arrived at, departed from and transited through Singapore Changi Airport, the Issuer provided passenger services to approximately 82% of the airline passengers at Singapore Changi Airport and the Issuer provided meals to approximately 77% of flights departing from Singapore Changi Airport.

In recognition of the high quality of its services, the Issuer has received a number of awards from its international airline clients and other industry organisations including:-

- *Best Air Cargo Terminal Operator Award* in the Asian Freight Industry Awards organised by Cargonews Asia (seven times since 1990);
- *Outstanding Achievement in Customer Service Delivery and Overall Performance 1999/2000* by Qantas Airways;
- *Qantas Quality Supplier Assessment Award* by Qantas Airways in 1999 and 2000;
- *Most Consistent Caterer Award* by Cathay Pacific Airways in 1999;
- *United Airlines International Catering Award* by United Airlines in 1999;
- *Partners in Excellence Award* by British Airways in 1998/99 (Bronze Plaque) and in 1999/2000 (Silver Plaque);
- *Overseas Best Caterer Award* (Bronze) by All Nippon Airways in 1999;
- *Catering Quality Assurance Award* by United Airlines in 1997 in the categories of On Time Performance Award Program (Gold Plaque) and International Quality Improvement Award Program (Silver Plaque);
- *Service Excellence Award* from All Nippon Airways in 1997; and
- *Peter McCarthy Award* by British Airways in 1995 for achieving outstanding catering and service standards.

The Issuer is a subsidiary of SIA. SIA and its wholly-owned subsidiary SilkAir provide commercial airline services throughout Asia and other parts of the world from its operating hub, Singapore Changi Airport. The SIA Group is the largest client of the Issuer and accounted for 58.6% of the total revenue during the six-month period ended 30th September, 2000 and 58.7% of the total revenue during the financial year ended 31st March, 2000.

2. PRINCIPAL BUSINESS ACTIVITIES

The services provided by the Issuer are as follows:-

Ground handling services

The ground handling services of the Issuer include air freight handling services, passenger services, baggage handling services and apron services. In the six-month period ended 30th September, 2000, the ground handling services accounted for 46.9% of the Issuer's total revenue, or S$204.9 million, and, in the financial year ended 31st March, 2000, the ground handling services accounted for 46.3% of the total revenue of the Issuer, or S$365.7 million. The revenue from the ground handling services grew at a compounded annual rate of 5.7% from the financial year ended 31st March, 1996 to the financial year ended 31st March, 2000.

Air freight handling services

Handling services are provided by the Issuer at Singapore Changi Airport for the export, import and transhipment of air freight and mail. The Issuer has been awarded the *Best Air Cargo Terminal Operator Award* by Cargonews Asia seven times since 1990.

The Issuer currently operates five air freight terminals and one express courier centre at Singapore Changi Airport. The air freight facilities are one of the most modern in the world through the combination of state-of-the-art technology and an automated material handling system. This enables the Issuer to provide a high level of service to its airline clients. Such air freight facilities have a combined warehouse space of 84,600 square metres and are capable of handling up to 1,290,000 tonnes of cargo and mail per year. The Issuer handles the import, export and transhipment of a wide variety of cargo at its facilities, including perishable cargo, high value consignments and approved dangerous goods. Through joint ventures, the Issuer also provides air freight handling services at the international airports in Hong Kong S.A.R., People's Republic of China; Beijing, People's Republic of China; and Ho Chi Minh City, Vietnam.

The air freight handling operations have grown significantly in recent years. The throughput of air freight at the Issuer's air freight terminals at Singapore Changi Airport has increased at an annual rate of 20% in the six-month period ended 30th September, 2000 compared to the six-month period ended 30th September, 1999. At the Issuer's air freight terminals at Singapore Changi Airport, 0.7 million tonnes of air freight were handled in the six-month period ended 30th September, 2000, or approximately 84% of the total air freight (by tonnage) which arrived at, departed from and transited through Singapore Changi Airport. For the financial year ended 31st March, 2000, these figures were approximately 1.4 million tonnes of air freight and approximately 87%. As of 30th September, 2000, air freight handling services were provided to 44 of the 58 passenger and freighter airlines operating at Singapore Changi Airport.

The Issuer has expanded air freight handling facilities at Singapore Changi Airport through the construction of Air Freight Terminal 6, or AFT 6, at an estimated cost of S$270.0 million. AFT 6 is expected to be operational by 1st April, 2001. Construction of Express Courier Centre 2, or ECC 2, at an estimated cost of S$30.0 million commenced in the second quarter of 2000. The AFT 6 is expected to have a total capacity of 800,000 tonnes per year upon commencement of operations. ECC 2 will be expected to have a total capacity of 180,000 tonnes per year upon commencement of operations in the third quarter of 2001. This will increase the total air freight handling capacity of the Issuer to 2,270,000 tonnes per year.

Passenger services

The Issuer provides a full range of passenger services to its international airline clients at the two passenger terminals at Singapore Changi Airport, including:-

- the operation of check-in, transfer, boarding gate and airline service counters;
- the operation of SATS Premier Lounges for first class and business class passengers in Passenger Terminals 1 and 2; and
- general assistance to arriving, departing, transferring and transiting passengers and individualized assistance to passengers with special needs.

In the six-month period ended 30th September, 2000, passenger services were provided by the Issuer to 11.8 million airline passengers at Singapore Changi Airport, or approximately 82% of the airline passengers using Singapore Changi Airport during that period. In the financial year ended 31st March, 2000, the figures were 21.7 million airline passengers and approximately 82%. As of 30th September, 2000, the Issuer provided passenger services to 40 of the 53 passenger airlines operating at Singapore Changi Airport. Through a joint venture, the Issuer also provides passenger services at the international airport in Beijing.

Baggage handling services

The Issuer provides baggage handling services to its international passenger airline clients at Singapore Changi Airport. These services involve the sorting and loading of baggage checked-in at Singapore and the sorting and transferring of transfer passengers' baggage, in preparation for loading onto departing flights and the unloading and segregating of baggage of arriving flights. Through joint ventures, the Issuer also provides baggage handling services at the international airports in Beijing and Taipei.

In the six-month period ended 30th September, 2000, it was estimated that the Issuer handled more than 11.9 million pieces of baggage. In the financial year ended 31st March, 2000, this figure was an estimated 21.8 million pieces. As of 30th September, 2000, the Issuer provided baggage handling services to 41 of the 53 passenger airlines operating at Singapore Changi Airport. For the six-month period ended 30th September, 2000, the Issuer handled the baggage of approximately 83% of all passengers arriving at, departing from and transiting through Singapore Changi Airport. In the financial year ended 31st March, 2000, this figure was approximately 82%.

Apron services

The Issuer provides apron services to passenger and freighter airlines operating at Singapore Changi Airport. Through joint ventures, the Issuer also provides apron services at the international airports in Beijing and Taipei. These apron services include the operation of ground support equipment for embarking and disembarking aircraft passengers and crew and the loading and unloading of mail, baggage and cargo to and from passenger and freighter aircraft.

As of 30th September, 2000, the Issuer provided apron services to 46 of the 58 passenger and freighter airlines operating at Singapore Changi Airport. For the six-month period ended 30th September, 2000, the Issuer provided apron services to approximately 87% of all of the passenger and freighter flights arriving at, departing from and transiting through Singapore Changi Airport. For the financial year ended 31st March, 2000, this figure was approximately 87%.

Inflight catering services

The Issuer is the leading inflight catering company for airlines operating at Singapore Changi Airport. Through joint ventures, the Issuer also provides inflight catering services at the international airports in Taipei, Taiwan; Beijing, People's Republic of China; Osaka, Japan; Chennai (Madras), India; Manila, Philippines; Macau S.A.R., People's Republic of China; and Male, Maldives.

The Issuer caters the full range of inflight meals, including breakfast, lunch, dinner and supper. It also caters special meals, refreshments, light meals and snacks, depending on the specific inflight meal requirements of its airline clients. The chefs and cooks are trained to prepare an extensive range of cuisine to cater to the different palates of its airline clients' passengers. The Issuer also specializes in providing its airline clients with gourmet menus for its first and business class passengers, such as Qantas Airways' *Rockpool* and United Airlines' *Ritz Carlton* meal services. The Issuer caters for Singapore Airlines' *World Gourmet Cuisine*, a selection of menus specially created by a panel of internationally renowned chefs and served exclusively on SIA flights in all classes of travel. It also caters special meals for Singapore Airlines' *Book The Cook* meal service which allows Singapore Airlines' first and business class passengers departing from selected cities, including Singapore, to pre-order their main course from a menu of Western and Asian dishes, as well as World Gourmet Cuisine. In Singapore, the Issuer operates two inflight catering centres with a combined meal production capacity of 75,000 meals per day. For the six-month period ended 30th September, 2000, these facilities produced an average 62,632 meals a day. In the financial year ended 31st March, 2000, this figure was 57,054 inflight meals per day.

As of 30th September, 2000, the Issuer provided inflight catering services to 38 of the 53 passenger airlines operating at Singapore Changi Airport. In the six-month period ended 30th September, 2000 and in the financial year ended 31st March, 2000, its inflight catering division provided meals to approximately 77% of flights departing from Singapore Changi Airport.

The revenue from its inflight catering services has grown at a compounded annual rate of 6.2% from the financial year ended 31st March, 1996 to the financial year ended 31st March, 2000. In the six-month period ended 30th September, 2000, the inflight catering services of the Issuer accounted for 46.7% of its total revenue, or S$204.2 million. In the financial year ended 31st March, 2000, this figure was 47.0%, or S$371.5 million.

Aviation security services

The Issuer provides a wide range of aviation security services to its airline clients at Singapore Changi Airport. These security services support its ground handling operations. Its security services accounted for 4.3% of its total revenue, or S$18.9 million, in the six-month period ended 30th September, 2000 and 4.4% of its total revenue, or S$34.6 million, in the financial year ended 31st March, 2000.

Laundry services

The Issuer provides laundry services for airlines operating at Singapore Changi Airport, including the washing, dry-cleaning, ironing, folding and delivery of blankets and linen—such as napkins, tablecloths and towels. Its laundry services accounted for 1.2% of its total revenue, or S$5.2 million, in the six-month period ended 30th September, 2000 and 1.1% of its total revenue, or S$9.1 million, in the financial year ended 31st March, 2000.

3. MAJOR CUSTOMERS AND SUPPLIERS

Major customers

As of 30th September, 2000, the Issuer provided:-

- air freight handling services to 44 of the 58 passenger and freighter airlines operating at Singapore Changi Airport;
- apron services to 46 of these passenger and freighter airlines;
- passenger services to 40 of the 53 passenger airlines operating at Singapore Changi Airport;
- baggage handling services to 41 of these passenger airlines; and
- inflight catering services to 38 of these passenger airlines.

The Issuer's main client for each of its ground handling and inflight catering services is the SIA Group. The Issuer's revenue received from the SIA Group represented 58.7% of its total revenue in the financial year ended 31st March, 2000.

The following table sets forth the Issuer's clients which accounted for 5% or more of its total revenue for each of the financial years in the three financial year period ended 31st March, 2000:-

The Issuer's Major Clients

	Financial year ended 31st March,					
	1998		1999		2000	
	(in millions, except for percentages)					
SIA Group	S$407.2	56.0%	S$429.4	57.5%	S$463.6	58.7%
Qantas Airways	S$52.1	7.2%	S$51.8	6.9%	S$55.4	7.0%

A significant number of airlines have become the Issuer's clients because these airlines provide ground handling and inflight catering services to SIA at other international airports through reciprocal agreements.

Suppliers

The Issuer's main purchases are for food and raw materials for its inflight catering services. It also makes purchases of machinery and equipment for its ground handling operations on a planned basis. In the Issuer's inflight catering operations, it purchases a wide variety of foods - including fruit, vegetables, grains, dairy products, meat, fish and other seafood - and beverages - including bottled water, fruit juice, coffee, tea, soft drinks, beer and liquor. Generally, the Issuer's main raw material purchases are dry items and confectionery, followed by seafood and meat.

The Issuer follows an open tender procedure for all of its purchases exceeding S$100,000 per year. The Issuer purchases items from a wide range of suppliers in Singapore, as well as directly from overseas suppliers. Currently, the Issuer is able to purchase each of its major items from various suppliers, except for one item - dry ice - which is only available from one supplier in Singapore. The Issuer is currently evaluating an alternative supplier based in Malaysia.

The following table sets forth the supplier that accounted for 5% or more of the Issuer's food and raw material purchases for each of the financial years in the three financial year period ended 31st March, 2000:-

The Issuer's Major Suppliers

	Financial year ended 31st March,					
	1998		1999		2000	
	(in millions, except for percentages)					
Sea Fresh Public Company Limited	S$6.0	9.1%	S$4.3	6.3%	*	*
Ben Foods (S) Pte Ltd	**	**	**	**	S$3.2	5.0%

* As of the date of this Information Memorandum, the Issuer does not purchase supplies from Sea Fresh Public Company Limited.

** Purchases from Ben Foods (S) Pte Ltd accounted for less than 5% of the Issuer's food and raw material purchases for each of the financial years ended 31st March, 1998 and 31st March, 1999.

4. GENERAL COMPETITIVE CONDITIONS IN INDUSTRY AND MARKET SHARE

Competition from within Singapore

Changi International Airport Services (CIAS)

In Singapore, the Issuer competes with Changi International Airport Services Private Limited, or CIAS. CIAS holds the only other license granted by Civil Aviation Authority of Singapore ("CAAS") to provide ground handling services and inflight catering services at Singapore Changi Airport. At Singapore Changi Airport, CIAS operates one air freight terminal with an announced combined capacity of 450,000 tonnes and one inflight catering centre with an announced meal production capacity of 16,000 meals per day. The total revenue of CIAS was S$150.6 million in the financial year ended 31st December, 1999.

CIAS is a subsidiary of PSA Corporation Limited (previously known as the Port of Singapore Authority) which held, directly and indirectly, a total of 78.4% of the issued shares of CIAS as of 31st December, 1999. PSA Corporation Limited is a subsidiary of Temasek, the indirect controlling shareholder of the Issuer. The other shareholders of CIAS are Lufthansa German Airlines (held through its ground handling subsidiary, GlobeGround GmbH), Air France, China Airlines, KLM Royal Dutch Airlines and Garuda Indonesia Airlines.

CIAS provides ground handling, inflight catering and air freight handling services to most, but not all, of the passenger and freighter airlines that do not obtain such services from the Issuer.

Self-handling of passenger services by airlines

Some airlines — such as Malaysia Airlines and Cathay Pacific Airways — handle their own passengers at Singapore Changi Airport. However, self-handling by these airlines tends to be limited to passenger services such as check-in services and is only feasible where an airline has sufficient flight and passenger volume through Singapore Changi Airport. These airlines tend to contract other passenger services and baggage handling to either the Issuer or CIAS.

The revenue of the Issuer would be adversely affected should its larger passenger airline clients decide to self-handle their own passengers. However, the Issuer believes this is unlikely to be a serious competitive threat as few airlines are likely to undertake self-handling of their passengers given its relatively high costs.

Competition from outside Singapore

The future business prospects of the Issuer are significantly dependent upon the continued success of Singapore Changi Airport as a regional and international hub and transit point in Southeast Asia.

The Issuer expects that its business will continue to grow to the extent that the frequency of flights and the number of passengers arriving at, departing from and transiting through Singapore Changi Airport continues to increase. To the extent that airlines use other international airports in Asia as an alternative to using Singapore Changi Airport for passenger and freighter flights, the revenue and results of operations of the Issuer may be adversely affected.

Competition for air freight handling services

The Issuer faces competition from air freight handlers at other leading international airports in Asia, such as the Hong Kong International Airport and the Bangkok International Airport, particularly if these other Asian airports become more attractive for transhipment of air freight.

Singapore Changi Airport is a transhipment hub for air freight mainly because it is located in a free trade zone, is efficient and has high flight frequency to many destinations. Transhipment of air freight comprises a significant proportion of the total air freight handling of the Issuer. For example, during the six-month period ended 30th September, 2000, transhipment of air freight comprised 37% of its total air freight handling services.

Competition for inflight catering

The Issuer also faces limited competition from inflight caterers at other airports because passenger airlines can "double up-lift" inflight meals for transit and short-haul flights. The "double up-lifting" of inflight meals involves the purchase of inflight meals by a passenger airline for two flight sectors - the flight to Singapore and the flight from Singapore - from another airport without needing to purchase any inflight meals from the Issuer at Singapore Changi Airport. The viability of double up-lifting depends on a number of factors including:-

- the length of the flights involved (with relatively short flights posing the most competition);
- the transit time of the passenger flight in Singapore;
- the quality and cost of inflight catering at other airports relative to Singapore Changi Airport;
- the quality standards of the airline; and
- the storage space for meals and beverages on the aircraft.

Competition to the international expansion and joint ventures of the Issuer

One of the key components of the Issuer's business strategy is the expansion of its operations overseas through joint ventures and acquisitions. When expanding its operations internationally, it faces competition from major international ground handling operators, such as GlobeGround GmbH—which is a subsidiary of Lufthansa German Airlines—and Swissport International AG—which is a subsidiary of the SAir group, and inflight catering operators, such as LSG Sky Chefs—which is a subsidiary of Lufthansa German Airlines—and Gate Gourmet International AG—which is a subsidiary of the SAir group. Over the past few years, the ground handling and inflight catering services markets in the United States and Europe have experienced significant consolidation and concentration. The international airlines have focused on their core business and have sold many of their ground handling and inflight catering operators to the main international operators. In addition, some of the independent and medium-sized ground handling and inflight catering operators, such as Dobbs International Services, Inc., Dyn Air Services, Inc. and Hudson General LLC, have been acquired by their leading competitors. As a result of this recent consolidation and concentration in the international ground handling and inflight catering markets, there are currently few large ground handling and inflight catering providers that operate internationally. These operators have greater financial resources than the Issuer and could present significant competition to the existing and potential joint ventures or acquisitions of the Issuer. The level of competition that the large international operators pose to its existing or future joint ventures or acquired companies will depend on a variety of factors, including the local characteristics of the markets in which those joint ventures and acquired companies operate.

5. LICENCES/PATENTS/RIGHTS OWNED OR USED BY THE ISSUER

The Issuer has obtained a number of licenses relating to its business, the most important of which have been issued by CAAS. The licenses issued by CAAS are usually granted for periods of three years and may be renewed.

A number of trademarks are used in its business, all of which are owned by SIA and have been registered with the Singapore Registry of Trademarks and Patents by it. The Issuer is a party to a right of use agreement dated 24th March, 2000 with SIA under which SIA has granted to the Issuer a non-exclusive license to use the logo of SIA and name for an initial period of ten years from the date of the agreement and, after the initial ten-year term, will continue in effect unless SIA terminates the agreement upon giving six months prior written notice, at any time when it holds 50 per cent. or less of the issued shares of the Issuer. The Issuer will pay a nominal amount to SIA under the right of use agreement for use of this logo and name.

6. FINANCIAL REVIEW FOR THE PAST THREE YEARS ENDED 31ST MARCH (1998 TO 2000)

The following is a summary of the audited consolidated financial results of the Group for the financial years ended 31st March, 1998, 31st March, 1999 and 31st March, 2000:-

Summary of Balance Sheets

	— Financial Year Ended 31st March —		
(S$'000)	**2000**	**1999**	**1998**
Authorised share capital			
2,000,000,000 (1999 and 1998:100,000,000) Ordinary shares of $0.10 (1999 and 1998:$1.00) each	200,000	100,000	100,000
Capital and reserves			
Issued share capital			
1,000,000,000 (1999 and 1998:100,000,000) Ordinary shares of $0.10 (1999 and 1998:$1.00) each	100,000	100,000	100,000
Reserves			
Distributable	510,345	599,720	565,484
Non-distributable	569	225	—
	510,914	599,945	565,484
	610,914	699,945	665,484
Deferred taxation	81,158	69,915	62,120
Loan from immediate holding company	45,195	44,794	187,842
Term loan	2,723	3,343	3,963
Hire purchase creditors	587	968	1,336
	740,577	818,965	920,745
Represented by:-			
Fixed assets			
Leasehold land and buildings	325,458	341,815	371,310
Progress payments	336,876	184,193	81,000
Others	85,467	93,575	106,317
	747,801	619,583	558,627
Long-term investments	7,886	7,886	7,886
Associated companies	68,449	62,346	48,495
Loans to third parties	45,195	44,794	42,468
Current Assets	215,127	281,226	462,004
Current Liabilities	(343,881)	(196,870)	(198,735)
Net current (liabilities)/assets	(128,754)	84,356	263,269
	740,577	818,965	920,745

Summary of Profit and Loss Accounts

(S$'000)	Financial Year Ended 31st March 2000	1999	1998
Revenue	790,164	746,147	726,542
Expenditure	(608,806)	(586,648)	(602,037)
Operating profit	181,358	159,499	124,505
Other income/ (expense):-			
Interest income	1,992	4,069	5,265
Financing charges	(352)	(7,959)	(9,623)
Income from short-term investments	—	(23,894)	(10,348)
Share of results of associated companies	17,523	9,259	6,173
Provision for diminution in value of investment in an associated company	(1,000)	(2,313)	—
Profit before taxation	199,521	138,661	115,972
Taxation	(39,466)	(28,393)	(32,052)
Profit after taxation	160,055	110,268	83,920
Basic and diluted earnings per share (cents)	16	11	8

FY 1999 to FY 2000

The Group's revenue increased by 5.9% to S$790.2 million in FY 2000 from S$746.1 million in FY 1999. The increase in revenue was due to the improvement in the business climate, particularly in the latter half of the financial year, which led to a sharp increase in the number of passengers travelling through Singapore Changi Airport and more robust growth of air cargo. Revenue from the inflight catering division increased by 7.2% to S$371.5 million in FY 2000 from S$346.4 million in FY 1999 due a 7.9% increase in the number of meals catered. Ground handling revenue increased by 5.2% to S$365.7 million in FY 2000 from S$347.5 million in FY 1999 due to a 1.3% increase in units flights serviced and an increase in handling rates for some of the airline clients. Revenue from other services increased by 1.3% to S$52.9 million in FY 2000 from S$52.2 million in FY 1999 due primarily to an increase of 5.7% in revenue contributed by security services in FY 2000.

The Group's expenditure increased by 3.8% to S$608.8 million in FY 2000 from S$586.6 million in FY 1999. The increase was due primarily to a 3.9% increase in staff costs that was attributable to (i) a higher profit sharing bonus, (ii) a 4.3% service increment and (iii) an increase in contract labour costs by S$3 million. The increase in staff costs was partially offset by a reduction in employer's CPF contribution rate from 20% to 10%, effective January 1999, and a decrease in the Group's staff strength. The Group also incurred higher licensing fees of S$57.3 million in FY 2000 compared to S$53.2 million in FY 1999 due to increased revenue during FY 2000. The higher labour costs and licensing fees were partially offset by reductions in depreciation charges and raw material costs. Depreciation charges were lower by 9.0% to S$38.5 million in FY 2000 from S$42.3 million in FY 1999 resulting from equipment that were fully depreciated to their residual values. The Group's raw material costs declined by 2.2% to S$62.5 million from S$63.9 million resulting from more effective purchasing, inventory control and the use of raw materials. The Group's other costs increased 12.2% to S$90.1 million from S$80.3 million mainly due to higher equipment maintenance costs and IT expenses.

The Group's profit before tax increased by 43.9% to S$199.5 million in FY 2000 from S$138.7 million in FY 1999 due primarily to (i) a larger percentage increase in revenue compared to expenditure, (ii) the absence of any loss on short term investments in FY 2000 compared to FY 1999 and (iii) an increase in the profits from associated companies by 88.2% to S$17.5 million in FY 2000 from S$9.3 million in FY 1999.

FY 1998 to FY 1999

The Group's revenue increased 2.7% to S$746.1 million in FY 1999 from S$726.5 million in FY 1998. The overall increase in revenue was attributable primarily to an increase in revenue from the Group's inflight catering operations, which were partially offset by a slight decline in revenue from the Group's ground handling operations. Revenue from the inflight catering division increased by 6.1% to S$346.4 million in FY 1999 from S$326.4 million in FY 1998 due to a 5.5% increase in the number of meals catered and a greater percentage of higher margin gourmet meals by major airline clients. Ground handling revenue declined slightly to S$347.5 million in FY 1999 from S$348.7 million in FY 1998 due to a 1.5% decrease in unit flights serviced as several of the Group's airline clients ceased operations, reduced weekly flights or used smaller aircraft in response to the general downturn in the regional Asian economies. Revenue from other services increased by 1.6% to S$52.2 million in FY 1999 from S$51.4 million in FY 1998 primarily due to an overall increase in the volume of security and laundry services.

The Group's expenditure declined by 2.6% to S$586.6 million in FY 1999 from S$602 million in FY 1998. Labour costs declined by 2.8% due to a reduction in employer's CPF contribution rate from 20% to 10%, effective January 1999, which was partially offset by an increase in wages and higher training expenses. Depreciation charges declined by 12.1% primarily due to the exceptional charge of S$5.3 million in FY 1998 when the Group accelerated the remaining depreciation charges for SATS Maintenance Centre 1 ("SMC 1") to redevelop the land on which SMC 1 is located for construction of ECC2 at Singapore Changi Airport. Raw materials costs declined slightly due to more effective inventory control and waste management. The decreases in expenditure were offset by a 3.7% increase in the Group's license fees paid to CAAS due to the increased revenue from the Group's services during FY 1999. Other costs declined 6.0% to S$80.3 million in FY 1999 from S$85.4 million in FY 1998 due primarily to property tax rebates and lower rental payments to CAAS and JTC.

The Group's profit before tax increased by 19.6% to S$138.7 million in FY 1999 from S$116.0 million in FY 1998 due to the increase in revenue and the decrease in expenditure in FY 1999. This was partially offset by a loss of S$23.9 million on the sale and diminution in value of listed debt and equity short term investments.

PURPOSE OF THE MTN PROGRAMME AND USE OF PROCEEDS

The net proceeds arising from the issue of Notes under the MTN Programme (after deducting issue expenses) will be used for the purpose of refinancing the existing borrowings of the Issuer and for financing the investments (including capital expenditure) and the working capital requirements of the Issuer and its subsidiaries.

CLEARING AND SETTLEMENT

INTRODUCTION

In respect of Notes which are accepted for clearance by CDP in Singapore, clearance will be effected through an electronic book-entry clearance and settlement system for the trading of debt securities ("Depository System") maintained by the CDP. Notes that are to be listed on the SGX-ST will be cleared through CDP.

CDP, a wholly-owned subsidiary of Singapore Exchange Limited, is incorporated under the laws of Singapore and acts as a depository and clearing organisation. CDP holds securities for its accountholders and facilitates the clearance and settlement of securities transactions between accountholders through electronic book-entry changes in the securities accounts maintained by such accountholders with CDP.

CLEARANCE AND SETTLEMENT UNDER THE DEPOSITORY SYSTEM

In respect of Notes which are accepted for clearance by CDP, the entire issue of the Notes is to be held by CDP in the form of a global note for persons holding the Notes in securities accounts with CDP ("Depositors"). Delivery and transfer of Notes between Depositors is by electronic book-entries in records of CDP only, as reflected in the securities accounts of Depositors. Although CDP encourages settlement on the third business day following the trade date of debt securities, market participants may mutually agree on a different settlement period if necessary.

Settlement of over-the-counter trades in the Notes through the Depository System may only be effected through certain corporate depositors ("Depository Agents") approved by CDP under the Companies Act to maintain securities sub-accounts and to hold the Notes in such securities sub-accounts for themselves and their clients. Accordingly, Notes for which trade settlement is to be effected through the Depository System must be held in securities sub-accounts with Depository Agents. Depositors holding the Notes in direct securities accounts with CDP, and who wish to trade Notes through the Depository System, must transfer the Notes to be traded from such direct securities accounts to a securities sub-account with a Depository Agent for trade settlement.

GENERAL

CDP is not involved in money settlement between Depository Agents (or any other persons) as CDP is not a counterparty in the settlement of trades of debt securities. However, CDP will make payment of interest and repayment of principal on behalf of issuers of debt securities.

Although CDP has established procedures to facilitate transfer of interests in the Notes in global form among Depositors, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Issuer, the Issuing and Paying Agent or any other agent will have the responsibility for the performance by CDP of its obligations under the rules and procedures governing its operations.

CUSTODY OF NOTES

In respect of Notes in bearer form which are not cleared through CDP, MAS has stated in its notice dated 1st November, 1983 that, for reasons of prudence, all bearer securities (except where specific exemption has been granted by MAS) should be kept with authorised depositories who are appointed by MAS from time to time. Notes which are issued under the MTN Programme in bearer form, which are not cleared through CDP, must be kept with such authorised depositories. Authorised depositories currently include all banks in Singapore, all members of the SGX-ST and certain merchant banks.

SINGAPORE TAXATION

The statements made herein regarding taxation are based on the laws in force as of the date of this Information Memorandum and are subject to any changes in such laws, or in the interpretation of these laws, occurring after such date, which changes could be made on a retroactive basis. The following summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of Notes and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective purchasers of Notes are advised to consult their own tax advisers concerning the overall tax consequences of the acquisition, ownership of or disposition of Notes.

1. INTEREST PAYMENTS

Under tax laws currently effective in Singapore, any interest in connection with the Notes and/or the Coupons derived by any persons would generally be subject to tax in Singapore. Further, where any payment of interest which is chargeable to tax is made by a person in Singapore to a person not known to be a resident in Singapore for tax purposes, such payment would be subject to withholding tax in Singapore at a rate of 24.5 per cent. However, if the interest is derived by a person not resident in Singapore from sources other than its trade, business, profession or vocation carried on or exercised in Singapore and is not effectively connected with any permanent establishment in Singapore of that person, the withholding tax rate is 15 per cent. The rate of 15 per cent. may be reduced by applicable tax treaties.

Section 13(1)(a) of the Income Tax Act (Chapter 134) (the "ITA") states that subject to Section 13(2) of the ITA and the prescribed conditions, the interest derived from:-

(i) any qualifying debt securities issued during the period from 28th February, 1998 to 27th February, 2003 by any person who is not resident in Singapore and who does not have any permanent establishment in Singapore; and

(ii) any qualifying debt securities issued during the period from 27th February, 1999 to 27th February, 2003 by any person who is not resident in Singapore and who carries on any operation in Singapore through a permanent establishment in Singapore where the funds used by that person to acquire the qualifying debt securities are not obtained from the operation,

shall be exempt from tax.

As the MTN Programme is substantially arranged by the Arrangers, each of whom is an Approved Bond Intermediary, Notes issued during the period from 27th February, 1999 to 27th February, 2003 are "qualifying debt securities" for the purposes of the ITA. Accordingly:-

(a) interest on the Notes received by a holder who is not resident in Singapore and who does not have any permanent establishment in Singapore is exempt from Singapore tax. Non-residents who have permanent establishments in Singapore will also have the benefit of this exemption, provided that the funds used by them to acquire the Notes are not obtained from any operation in Singapore; and

(b) interest on the Notes received by any company in Singapore is subject to tax at a concessionary rate of ten per cent.

However, notwithstanding the foregoing:-

(i) if during the primary launch of the Notes of any Series, the Notes of such Series are issued to less than four persons and 50 per cent. or more of the principal amount of such Notes is beneficially held or funded, directly or indirectly, by related parties of the Issuer, such Notes would not qualify as "qualifying debt securities"; and

(ii) even though the Notes of any Series are "qualifying debt securities", if, at any time during the tenor of the Notes of any Series issued during the period up to 27th February, 2003, 50 per cent. or more of the principal amount of such Notes is held beneficially or funded, directly or indirectly, by any related party(ies) of the Issuer, interest derived from such Notes held by (1) any related party of the Issuer, or (2) any other person where the funds used by such person to acquire such Notes are obtained, directly or indirectly, from any related party of the Issuer, shall not be eligible for the withholding tax exemption or the concessionary rate of tax of 10 per cent.

The term "related party", in relation to a person, means any other person who, directly or indirectly, controls that person, or is controlled, directly or indirectly, by that person, or where he and that other person, directly or indirectly, are under the control of a common person.

Further, Section 45(9) of the ITA states that the obligation to withhold tax on any interest paid to a non-resident in Singapore under Section 45(1) of the ITA does not apply to any interest derived from any qualifying debt securities issued during the period from 27th February, 1999 to 27th February, 2003, subject to certain conditions as the Minister may impose.

Notwithstanding that the Issuer is permitted to make payment of the Notes without deduction or withholding for tax under Section 45(1) of the ITA, interest paid on Notes to any person who (i) is a resident in Singapore or a permanent establishment in Singapore or (ii) is a non-resident who carries on any operation through a permanent establishment in Singapore and who has purchased Notes using funds from Singapore operations, is subject to Singapore tax and such a person is required under the ITA to declare any such interest paid in its income tax return to be submitted to the Comptroller of Income Tax in Singapore.

Where the Issuer is not permitted under applicable laws, regulations, directives, guidelines or policies to make payment in respect of the Notes or the Coupons without any deduction or withholding for or on account of any such present or future taxes, duties, assessments or charges of whatever nature, no payment of principal or interest shall be made by the Issuer to any Noteholder or Couponholder without any such deduction or withholding unless such Noteholder or, as the case may be, Couponholder shall have provided a statutory declaration or other evidence satisfactory to the Issuing and Paying Agent that the beneficial owner of such principal or interest is a resident in Singapore for tax purposes.

2. TRADING INCOME

In addition, income derived by financial institutions in Singapore from trading in the Notes during the period up to 27th February, 2003 is subject to Singapore tax at a concessionary rate of ten per cent.

3. CAPITAL GAINS

Any gains in the nature of capital made from the sale of the Notes will not be taxable in Singapore. However, any gains from the sale of the Notes derived by a person as part of a trade or business carried on by that person may be taxable in Singapore as such gains are considered revenue in nature.

SUBSCRIPTION, PURCHASE AND DISTRIBUTION

The Programme Agreement provides for Notes to be offered from time to time through one or more Dealers. The price at which a Series or Tranche will be issued will be determined prior to its issue between the Issuer and the relevant Dealer(s). The obligations of the Dealers under the Programme Agreement will be subject to certain conditions set out in the Programme Agreement. Each Dealer (acting as principal) will subscribe or procure subscribers for Notes from the Issuer pursuant to the Programme Agreement.

The Notes have not been and will not be registered under the Securities Act. Subject to certain exceptions, the Notes may not be offered, sold or delivered within the U.S. or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the same meaning as set out in Regulation S issued pursuant to the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder.

Neither this Information Memorandum nor any other document or information (or any part thereof) delivered or supplied under or in relation to the MTN Programme may be used in connection with an offer or solicitation by any person in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation. The distribution and publication of this Information Memorandum or any such other document or information and the offer of the Notes in certain jurisdictions may be restricted by law. Persons who distribute or publish this Information Memorandum or any such other document or information or into whose possession this Information Memorandum or any such other document or information comes are required to inform themselves about and to observe any such restrictions and all applicable laws, orders, rules and regulations.

No action has been taken in any jurisdiction that would permit a public offering of any of the Notes, or possession or distribution of the Information Memorandum or any other document or any Pricing Supplement, in any country or jurisdiction where action for that purpose is required.

Each Dealer has agreed that it will comply with all laws, regulations and directives in each jurisdiction in which it subscribes for, purchases, offers, sells or delivers Notes or any interest therein or rights in respect thereof or has in its possession or distributes, any other document or any Pricing Supplement. No Dealer will directly or indirectly offer, sell or deliver Notes or any interest therein or rights in respect thereof or distribute or publish any Information Memorandum, circular, advertisement or other offering material (including, without limitation, the Information Memorandum) in any country or jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations, and all offers, sales and deliveries of Notes or any interest therein or rights in respect thereof by it will be made on the foregoing terms. In connection with the offer, sale or delivery by any Dealer of any Notes or any interest therein or rights in respect thereof, the Issuer shall not have responsibility for, and each Dealer will obtain, any consent, approval or permission required in and each Dealer will comply with the laws and regulations in force in, any jurisdiction to which it is subject or from which it may make any such offer or sale.

Each Dealer acknowledges that the Information Memorandum has not been registered as a prospectus with the Registrar of Companies and Businesses in Singapore but has been lodged as an information memorandum with the Registrar of Companies and Businesses in Singapore and the Notes are offered by the Issuer pursuant to an exemption invoked under Section 106C of the Companies Act. Accordingly, each Dealer represents and agrees that it will not offer or sell, nor will it circulate or distribute the Information Memorandum or any other offering document or material relating to the Notes, directly or indirectly, to the public or any member of the public in Singapore (1) other than (a) to an institutional investor or other person specified in Section 106C of the Companies Act or (b) to a sophisticated investor specified in, and in accordance with the conditions of, Section 106D of the Companies Act or (2) otherwise than pursuant to, and in accordance with the conditions of, any other applicable provision of the Companies Act.

Any person who may be in doubt as to the restrictions set out in the Companies Act or the laws, regulations and directives in each jurisdiction in which it subscribes for, purchases, offers, sells or delivers the Notes or any interest therein or rights in respect thereof and the consequences arising from a contravention thereof should consult his own professional advisers and should make his own inquiries as to the laws, regulations and directives in force or applicable in any particular jurisdiction at any relevant time.

GENERAL INFORMATION

INFORMATION ON DIRECTORS

1. (a) The name, age, address and occupation of each of the Directors are set out below:-

Name	Age	Address	Position
Dr Cheong Choong Kong	60	10 Maryland Drive Singapore 277506	Chairman
Mr Tan Jiak Ngee, Michael	59	44 MacKerrow Road Singapore 358627	Deputy Chairman
Mr Chew Choon Seng	55	45 Sian Tuan Avenue Singapore 588319	Director
Mr Barry Desker	54	357C Holland Road Singapore 278633	Director
Mr Richard Charles Helfer	51	77 Emerald Hill Road Singapore 229353	Director
Dr Hong Hai	57	18 Oriole Crescent Singapore 288611	Director
Mr Ng Kee Choe	57	9 Wiltshire Road Singapore 466385	Director

Biographical information

Dr Cheong Choong Kong joined Singapore Airlines Limited in 1974 and served in Personnel, Marketing, Planning and Information Technology before becoming Managing Director in 1984, and Deputy Chairman and Chief Executive Officer of Singapore Airlines Limited in August 1996. Dr Cheong studied in Australia as a Colombo Plan scholar and earned a Bachelor of Science (First Class Honors in Mathematics) from the University of Adelaide and a Master of Science degree and a Ph.D. in Statistics from the Australian National University in Canberra. He was an Associate Professor at the University of Malaya (1968 to 1974), and was Chairman of the Singapore Broadcasting Corporation, and its successor, the Singapore International Media, from July 1989 to September 1995. Dr Cheong is the Vice Chairman of the Singapore-United States Business Council. In addition, Dr Cheong is the Chairman of SIA Engineering Company Limited and The National University of Singapore 11th Council. Dr Cheong is also a director of Singapore Press Holdings Limited, Oversea-Chinese Banking Corporation Limited, Virgin Atlantic Limited, Virgin Travel Group Limited, Virgin Atlantic Airways Limited, Air New Zealand Limited and Ansett Holdings Ltd.

Mr Tan Jiak Ngee, Michael joined Malayan Airways Ltd, a forerunner of Singapore Airlines Limited, in 1960, as a trainee in the Traffic Department. He rose through the ranks and held country manager positions in a number of Asian countries – the Philippines, Hong Kong, Malaysia, Japan, Taiwan and Thailand. In 1970, he returned to Singapore on the eve of the breakup of Malaysia-Singapore Airlines, to assume various senior Planning, Sales and Marketing positions, culminating in his appointment as Assistant Director of Marketing in 1975 and later as Director of Marketing in 1978.

Mr Tan was appointed Commercial Director from 1981 to 1987 and later promoted as Executive Vice President (Commercial), reporting directly to the Chief Executive. In his present capacity, he has overall responsibility for the SIA leadership brand and route development plans of the Company and Marketing and Sales worldwide, Customer Services, Product Innovation, Cabin Crew and the development of Commercial Technology. With effect from May 2001, Mr Tan will be Senior Executive Vice President (Commercial) of SIA.

He is Deputy Chairman of Singapore Airport Terminal Services Limited. He was appointed a Director on the Virgin Atlantic Board and Air New Zealand Board. Recently, following the corporatisation of the SIA Cargo business, Mr Tan was appointed the Chairman of the Singapore Airlines Cargo Company.

Mr Tan served as a member of Singapore National Tourism Plan 21 and the Singapore Tourism Board. He has also served as a board member of the Pacific Area Travel Association for many years and represented SIA in the Singapore Government's Manpower 21 Project.

Mr Chew Choon Seng obtained his first degree in mechanical engineering from the University of Singapore, following which he obtained a Masters in operations research and management studies at Imperial College in London. Mr Chew joined Singapore Airlines Limited in 1972. He has held senior assignments in Tokyo, Rome, Sydney, Los Angeles and London, and headed the Planning and the Marketing divisions at corporate headquarters. He is currently SIA's Executive Vice President for Administration, covering finance, treasury, corporate planning, human resources, legal and corporate affairs. With effect from May 2001, Mr Chew will be SIA's Senior Executive Vice President for Administration. Mr Chew is the Chairman of SilkAir (Singapore) Pte Ltd, SMRT Corporation Ltd, Singapore MRT Ltd, Singapore LRT Ltd and International Development & Consultancy Corporation Pte Ltd. He is also an Alternate Director of Virgin Atlantic Limited, Virgin Travel Group Limited, Virgin Atlantic Airways Limited and Air New Zealand Limited.

Mr Barry Desker, a President's Scholar, graduated from the University of Singapore with a Bachelor of Arts (First Class Honors) degree and obtained his Master's degree from the University of London. He joined the Singapore Administrative Service and served as Counsellor at the Singapore Embassy in Jakarta, Singapore's Deputy Permanent Representative to the United Nations in New York and Director of the Policy, Planning and Analysis Division of the Ministry of Foreign Affairs. He was Singapore's Ambassador to Indonesia from 1986 to 1993 and Chief Executive Officer of the Trade Development Board from 1994 to 2000. Mr Desker is currently the Director of the Institute of Defence and Strategic Studies. Mr Desker is also the Chairman of Jurong Port, Singapore Technologies Marine and Singapore Network Services Pte Ltd. He is a Director of SembCorp Logistics. He is also a Trustee of the Institute of Southeast Asian Studies, Singapore.

Mr Richard Charles Helfer graduated with a Bachelor of Arts (Honors) degree in Hotel and Restaurant Management from Michigan State University and started his career with Westin Hotels & Resorts. In 1989, he joined the then DBS Land group of companies where he was responsible for the overall management of the Hotel Division. Amongst the major projects he spearheaded was the conceptualization and redevelopment of Raffles Hotel and the formation of Raffles International Limited, a full service hotel management company. He also led the successful public listing of Raffles Holdings Limited in December 1999. In November 2000, Pidemco Land and DBS Land merged to create CapitaLand Limited, which is now the majority shareholder of Raffles Holdings Limited. As President & Chief Executive Officer of Raffles Holdings Limited, Mr Helfer leads the development and management of its hotels and resorts marketed under the *Raffles* brand of luxury hotels and resorts and the *Merchant Court* brand of modern business hotels. Mr Helfer is involved in service to the community and serves as a board member of the Singapore Hotel Association, Nanyang Technological University MBA Advisory Committee, the Preservation of Monuments Board and Singapore Trade Development Board (Franchise and Brand Advisory Committee). He is Chairman of the Advisory Council of the Institute of Productivity Studies and has been appointed by the Royal Government of Cambodia as the Senior Advisor to the Minister of Tourism.

Dr Hong Hai was a Colombo Plan scholar, graduating with a First Class Honors degree in Engineering from the University of Canterbury. He obtained a Masters degree in Public Administration from Harvard University and a Ph.D. in Economics from the Carnegie-Mellon University. Dr Hong's past appointments include founding Chairman of Pidemco Land Limited (1989 to 1996), Director of Singapore Telecommunications Limited (1986 to 1999), Group General Manager of Wearne Brothers Limited (1981 to 1986), Managing Director of Applied Research Corporation (1979 to 1981) and Member of Parliament. He also served as Chairman on government parliamentary committees and as a member of various statutory boards. Dr Hong serves as Deputy Chairman of the Singapore-Sichuan Trade and Investment Committee, Chairman of the Economic Committee of the Singapore Chinese Chamber of Commerce & Industry, and Chairman of the Trade Working Group of Asia Europe Business Forum VI, and is a member of the Traditional Chinese Medicine Practitioners Board. Dr Hong is currently the President & Chief Executive Officer of Haw Par Corporation Limited, having served in this appointment since 1990. He also sits on the board of several other public companies, including IDT Holdings (Singapore) Limited and Poh Tiong Choon Logistics Limited.

Mr Ng Kee Choe graduated with a Bachelor of Science (Honors) degree from the University of Singapore. He joined the Singapore Administrative Service in 1967 and The Development Bank of Singapore Ltd in 1970. Mr Ng is on the Board of Governors of the Singapore International Foundation and the Vice-Chairman of the Institute of Banking and Finance. Mr Ng is currently the Vice-Chairman of The Development Bank of Singapore Ltd. He is also the Chairman of the Insurance Corporation of Singapore Ltd and Singapore Power Limited and is a director of The Development Bank of Singapore Ltd, DBS Kwong On Bank Limited, Singapore-Bintan Resort Holdings Pte Ltd, Southern Africa Investments Pte Ltd, Techpower Communications Pte Ltd, Wing Lung Bank Ltd, Asean Finance Corporation Limited, Asfinco Singapore Limited and Dr Goh Keng Swee Scholarship Fund. In addition Mr Ng is the President and Commissioner of PT Bank DBS Indonesia, and Commissioner of PT Bintan Resort Corporation.

(b) The name, age, address and occupation of each of the executive officers are set out below:-

Name	Age	Address	Position
Mr Prushuathamun Nadaisan	50	32 Jansen Road Singapore 548435	Chief Executive Officer -Singapore Airport Terminal Services Limited
Mr Karmjit Singh	53	56 Watten Heights Singapore 287483	Chief Executive -SATS Airport Services Pte Ltd
Mr Chew Khiam Soon, Joseph	57	17 Mount Echo Park Singapore 248781	Chief Executive -SATS Catering Pte Ltd
Mr Tan Wah Liang, Paul	47	123 Kew Cresent Singapore 466163	Senior Vice President (Apron/Passenger Services)
Mr Leong Kok Hong	50	18 Kew Avenue Singapore 466297	Senior Vice President (Cargo)
Mr Tan Chuan Lye	50	Block 2A #03-05 Boon Tiong Road Singapore 164002	Senior Vice President (Catering)
Mr Lim Kei Hin	43	Block 153A #18-1163 Lorong 1 Toa Payoh Singapore 311153	Chief Financial Officer
Mr Lee Kwee Seng	57	3 First Avenue Singapore 268737	Vice President (Administration)
Mr Leo Eng Sai, David	52	4 Frankel Street Singapore 458045	Vice President (Terminal 1)
Mr Yeo Yoon Choo	47	32 Bedok Lane Singapore 469787	Vice President (Business Planning and Development)
Mr Richard Gomez	61	43 Windsor Park Road Singapore 574147	Vice President (Personnel)
Mr Tan Kok Lang	59	21 Thomson Hill Singapore 574794	Vice President (Production -SATS Inflight Catering Centre 2)
Mr Teo Chong Tee	58	25 Pasir Ris Heights Singapore 519232	Vice President (Cargo)
Mr Ee Tiang Hwee	45	Block 133 Nouvelle Park #04-03 Poh Huat Road West Singapore 546685	Vice President (Terminal 2)
Mr Silva Kandiah	50	Block 10R #03-80 Braddell Hill Singapore 579735	General Manager (SATS Security Services)
Mr Wong See Heng	44	1 Youngberg Terrace #07-06 Avon Park Singapore 357741	General Manager (Aero Laundry and Linen Services)

Biographical information

Mr Prushuathamun Nadaisan graduated from the University of Singapore with a Bachelor of Science (Honors) degree, majoring in Chemistry. Mr Nadaisan joined SATS in 1976 and is the Chief Executive Officer of Singapore Airport Terminal Services Limited. He is a director of Singapore Airport Duty-Free Emporium (Private) Ltd.

Mr Karmjit Singh graduated from the University of Singapore with a Bachelor of Arts (Honors) degree, majoring in Geography. Mr Singh joined Singapore Airlines Limited in June 1974 and was transferred to the Issuer in July 1998. He is the Chief Executive of SATS Airport Services Pte Ltd. Mr Singh is the Chairman of Asia Airfreight Terminal and is a director of Asia-Pacific Star Private Limited and SATS Airport Services Pte Ltd. Mr Karmjit Singh is also a director of Virgin Aviation Services Ltd.

Mr Chew Khiam Soon, Joseph graduated from the University of Singapore with a Bachelor of Arts (Honors) degree, majoring in Economics. Mr Chew joined Singapore Airlines Limited in July 1970 and was transferred to the Issuer in February 2000. He is the Chief Executive of SATS Catering Pte Ltd. Mr Chew is a director of SATS Catering Pte Ltd, Asia-Pacific Star Private Limited, Evergreen Sky Catering and Royal International Air-Catering and is the Vice Chairman of Beijing Airport Inflight Kitchen.

Mr Tan Wah Liang, Paul graduated from the University of Singapore with a degree in Business Administration. Mr Tan joined Singapore Airlines Limited in May 1981 and was transferred to the Issuer in February 2000. He is the Senior Vice President (Apron/Passenger Services) of SATS Airport Services Pte Ltd.

Mr Leong Kok Hong graduated from the University of Singapore with a Bachelor of Science (Honors) degree, majoring in Physics. He joined the Issuer in July 1976 and is the Senior Vice President (Cargo) of SATS Airport Services Pte Ltd. Mr Leong is the Vice Chairman of Tan Son Nhat Cargo Services and Beijing Aviation Ground Services and is an alternate director of Asia Airfreight Terminal. Mr Leong Kok Hong is also a director of Evergreen Air Cargo Services Corporation and is an alternate director of Virgin Aviation Services Ltd.

Mr Tan Chuan Lye graduated from the University of Singapore with a Bachelor of Social Science degree, majoring in Economics. He joined the Issuer in May 1976 and is the Senior Vice President (Catering) of SATS Catering Pte Ltd. Mr Tan is the Deputy Chairman of SERVAIR-SATS Holding Company and a director of Taj Madras Flight Kitchen and Macau Catering Services.

Mr Lim Kei Hin graduated from the London School of Economics & Political Science with a Bachelor of Science (Honors) degree in Accounting and Finance. He joined Singapore Airlines Limited in June 1982 and was transferred to the Issuer as Chief Financial Officer in March 2000.

Mr Lee Kwee Seng graduated from the University of Singapore with a Bachelor of Science (Honors) degree, majoring in Chemistry. He joined Singapore Airlines Limited in August 1970 and was transferred to the Issuer in November 1998. He is the Vice President (Administration and Production - SATS Inflight Catering Centre 1) of SATS Catering Pte Ltd and is a director of Taj Madras Flight Kitchen and Maldives Inflight Catering.

Mr Leo Eng Sai, David graduated from the University of Singapore with a Bachelor of Arts (Honors) degree, majoring in English. He joined the Issuer in October 1975 and is the Vice President (Terminal 1) of SATS Airport Services Pte Ltd.

Mr Yeo Yoon Choo graduated from the University of Singapore with an Honors degree in Mechanical Engineering. He joined the Issuer in November 1978 and is the Vice President (Business Planning and Development). Mr Yeo is the Vice Chairman of MacroAsia-Eurest Catering Services.

Mr Richard Gomez graduated from the University of Malaya in Singapore with a Bachelor of Arts degree. He also holds a Master of Arts degree in Communications from the University of South Australia. He joined Singapore Airlines Limited in November 1964 and was transferred to the Issuer as Vice President (Personnel) in April 1992. Mr Gomez is a director of SATS Security Services Pte Ltd.

Mr Tan Kok Lang joined the Issuer in September 1969 and is the Vice President (Production, SATS Inflight Catering Centre 2) of SATS Catering Pte Ltd. He is a director of Beijing Airport Inflight Kitchen.

Mr Teo Chong Tee joined the Issuer in July 1962 and is the Vice President (Cargo) of SATS Airport Services Pte Ltd.

Mr Ee Tiang Hwee graduated from the University of Singapore with a degree in Business Administration. Mr Ee joined the Issuer in September 1980 and is the Vice President (Terminal 2) of SATS Airport Services Pte Ltd. He is a director of Beijing Aviation Ground Services and Evergreen Airline Services Corporation.

Mr Silva Kandiah graduated from the University of Singapore with a Bachelor of Arts (Honors) degree, majoring in English. He joined Singapore Airlines Limited in February 1976 and was transferred to SATS Security Services Pte Ltd as General Manager in April 1992. He is a director of SIA Properties (Pte) Ltd.

Mr Wong See Heng graduated from the National University of Singapore with a Bachelor of Engineering degree. He joined Aero Laundry and Linen Services Pte Ltd in May 1989 and was appointed General Manager in April 1995.

2. No Director is or was involved in any of the following events:-

   (a) a petition under any bankruptcy laws filed in any jurisdiction against such person or any partnership in which he was a partner or any corporation of which he was a director or an executive officer;

   (b) a conviction of any offence, other than a traffic offence, or judgment, including findings in relation to fraud, misrepresentation or dishonesty, given against him in any civil proceedings in Singapore or elsewhere, or being a named subject to any pending proceedings which may lead to such a conviction or judgment, or so far as such person is aware, any criminal investigation pending against him; or

   (c) the subject of any order, judgment or ruling of any court of competent jurisdiction, tribunal or government body, permanently or temporarily enjoining him from acting as an investment adviser, dealer in securities, director or employee of a financial institution and engaging in any type of business practice or activity.

3. The aggregate remuneration paid or distributed to the Directors for services rendered in all capacities to the Group during the last financial year ended 31st March, 2000, was approximately S$1 million.

4. There is no existing or proposed service contract between any of the Directors and the Issuer.

5. The Directors are not related by blood or marriage to one another nor are they related to any substantial shareholder of the Issuer.

6. No option to subscribe for shares in, or debentures of, the Issuer has been granted to, or was exercised by, any Director during the last financial year ended 31st March, 2000.

7. No Director is interested, directly or indirectly, in the promotion of any assets acquired or disposed of by or leased to, the Issuer or any of its subsidiaries, within the two years preceding the date of this Information Memorandum, or in any proposal for such acquisition, disposal or lease as aforesaid.

8. The interests of the Directors in the Shares of the Issuer as at 28th February, 2001, being the latest practicable date prior to the date of this Information Memorandum are as follows:-

	Direct Interest		Indirect Interest		Total Interest	
Directors	**No. of Shares**	**%**	**No. of Shares**	**%**	**No. of Shares**	**%**
Dr Cheong Choong Kong	56,000	0.0056	3,000	0.0003	59,000	0.0059
Mr Tan Jiak Ngee, Michael	16,000	0.0016	—	—	16,000	0.0016
Mr Chew Choon Seng	10,000	0.0010	—	—	10,000	0.0010
Mr Barry Desker	11,000	0.0011	—	—	11,000	0.0011
Mr Richard Charles Helfer	11,000	0.0011	—	—	11,000	0.0011
Dr Hong Hai	—	—	—	—	—	—
Mr Ng Kee Choe	11,000	0.0011	—	—	11,000	0.0011

The interests of the substantial shareholders of the Issuer in the Shares as at 28th February, 2001, being the latest practicable date prior to the date of this Information Memorandum are:-

	Direct Interest		Indirect Interest		Total Interest	
Substantial Shareholders	**No. of Shares**	**%**	**No. of Shares**	**%**	**No. of Shares**	**%**
Singapore Airlines Limited	870,000,000	87	—	—	870,000,000	87
Temasek Holdings (Private) Limited	—	—	871,861,000	87.19	871,861,000	87.19

SHARE CAPITAL

9. As at the date of this Information Memorandum, there is only one class of ordinary shares in the Issuer. The rights and privileges attached to the Shares are stated in the Articles of Association of the Issuer.

10. As at 28th February, 2001, being the latest practicable date prior to the date of this Information Memorandum, the issued share capital and the authorised capital of the Issuer are S$100,000,000 and S$200,000,000 respectively.

On 17th January, 2000, the Issuer increased its authorised share capital to S$200,000,000 divided into 200,000,000 ordinary shares of S$1.00 each. The Issuer also issued 100,000,000 shares of S$1.00 each by way of a bonus issue to its sole shareholder, Singapore Airlines Limited. The Issuer subsequently resolved (subject to confirmation by the High Court of Singapore) to reduce its share capital by S$100,000,000 by cancelling 100,000,000 ordinary shares of S$1.00 each. On 2nd February, 2000, the High Court of Singapore confirmed the reduction of its share capital. On 20th March, 2000, the 100,000,000 ordinary shares of S$1.00 in its capital were sub-divided into 1,000,000,000 ordinary shares of S$0.10 each. Save as aforesaid, there were no changes in the issued and paid-up share capital of the Issuer and its subsidiaries within the two years preceding the date of this Information Memorandum.

11. Save as disclosed in paragraphs 10 above and 12 below, no shares in, or debentures of, the Issuer have been issued or are proposed to be issued, as fully or partly paid-up, for cash or for a consideration other than cash, within the two years preceding the date of this Information Memorandum.

12. As at 28th February, 2001, being the latest practicable date prior to the date of this Information Memorandum, the Issuer granted the following options to its eligible employees:-

(1) On 28th March, 2000, options were granted under the SATS Employee Share Options Plan (the "Plan") to eligible employees to subscribe for 19,124,800 unissued Shares, of which options in respect of 18,703,600 Shares were accepted by the employees. The exercise periods of these options commence on 28th March, 2001 in accordance with a vesting schedule over a four year period for Senior Executives (as defined in the Plan) or 28th March, 2002 for other employees, and expire on 27th March, 2010. The exercise price of the Shares under these options is S$2.50 per Share.

(2) On 3rd July, 2000, options were granted under the Plan to eligible employees to subscribe for 14,788,900 shares, of which options in respect of 14,136,600 unissued Shares were accepted by the employees. The exercise periods of the said options commence on 3rd July, 2001 in accordance with a vesting schedule over a four year period for Senior Executives or 3rd July, 2002 for other employees, and expire on 2nd July, 2010. The exercise price of the shares under these options is $2.10 per Share.

As at 30th September, 2000, options to subscribe for a total of 32,840,200 Shares were outstanding under the Plan. None of the options granted on 28th March, 2000 or 3rd July, 2000 have been exercised to date.

Save as disclosed in this paragraph, no shares in, or debentures of, the Issuer are under option or agreed conditionally or unconditionally to be put under option.

13. Save as disclosed in paragraph 12 above, no person has been, or is entitled to be, given an option to subscribe for any shares in, or debentures of, the Issuer.

BORROWINGS

14. Save as disclosed in paragraph 17(e) and (f) and in Appendix II below, the Group had as at 31st March, 2000 no other borrowings or indebtedness in the nature of borrowings including bank overdrafts and liabilities under acceptances (other than normal trading bills) or acceptance credits, mortgages, charges, hire purchase commitments, guarantees or other material contingent liabilities.

WORKING CAPITAL

15. The Directors are of the opinion that, after taking into account the present banking facilities and the net proceeds of the issue of the Notes, the Issuer will have adequate working capital for their present requirements.

CHANGES IN ACCOUNTING POLICIES

16. There has been no significant changes in the accounting policies of the Issuer since its audited financial accounts for the year ended 31st March, 2000.

MATERIAL CONTRACTS

17. The following contracts, not being contracts entered into in the ordinary course of business of the Issuer, have been entered into by the Issuer within the two years preceding the date of this Information Memorandum:-

(a) the Management and Underwriting Agreement dated 4th May, 2000 made between (1) the Issuer, (2) SIA, (3) DBS, (4) Merrill Lynch (Singapore) Pte. Ltd. ("Merrill Lynch") pursuant to which, *inter alia*, the SIA appointed DBS and Merrill Lynch to manage the Invitation;

(b) the Purchase Agreement dated 4th May, 2000 made between (1) SIA and (2) Merrill Lynch and DBS, relating to the placement shares issued pursuant to the Invitation;

(c) the Receiving Bank Agreement dated 4th May, 2000 contained in a letter from DBS to SIA and accepted by SIA on 4th May, 2000, pursuant to which the SIA and DBS have agreed that SIA will not receive any revenue earned by DBS from the deployment of moneys received by SIA in respect of successful applications pursuant to the Invitation. Any refund of all or part of the application monies to unsuccessful or partially successful applicants will be made without interest or any share of revenue or any other benefits arising therefrom.

(d) the Depository Agreement dated 4th May, 2000 made between (1) the Issuer and (2) CDP, pursuant to which CDP agreed to act as the Issuer's share depository;

(e) the Agreement For Line of Credit Facility dated 7th December, 1999 made between (1) SIA and (2) the Issuer pursuant to which SIA agreed to provide to the Issuer a line of credit facility of up to S$160,000,000;

(f) the Facility Letter for the One-Year Committed Multi-Currency Specific Advance Facility for S$50,000,000 dated 13th March, 2000 entered into between (1) Oversea-Chinese Banking Corporation Limited ("OCBC") and (2) the Issuer on 23rd March, 2000, pursuant to which OCBC agreed to provide the Issuer with a line of credit facility of up to S$50,000,000;

(g) the Joint Venture Agreement dated 19th May, 2000 made between (1) the Issuer, (2) EVA Airways Corporation and (3) Evergreen International Corporation in relation to the ownership, management and operation of Evergreen Airline Services Corporation ("EGAS") and the rights and obligations *inter se* of the said parties as shareholders of EGAS.

(h) the Programme Agreement dated 26th March, 2001 made between (1) the Issuer, as issuer, (2) Citicorp and DBS, as arrangers, and (3) Citicorp and DBS, as dealers, in relation to the MTN Programme;

(i) the Agency Agreement dated 26th March, 2001 made between (1) the Issuer, as issuer, (2) Citicorp, as issuing and paying agent and agent bank, and (3) the Trustee, as trustee, relating to the MTN Programme;

(j) the Trust Deed dated 26th March, 2001 made between (1) the Issuer, as issuer, (2) the Trustee, as trustee, constituting the Notes;

(k) the Depository Agreement dated 26th March, 2001 made between (1) the Issuer and (2) the CDP, relating to the Notes; and

(l) the Deed of Covenant dated 26th March, 2001 executed by the Issuer in relation to the Notes.

LITIGATION

18. There are no legal or arbitration proceedings pending or, so far as the Directors are aware, threatened against the Issuer the outcome of which, in the opinion of the Directors, may have or have had during the 12 months prior to the date of this Information Memorandum a material adverse effect on the financial position of the Group.

RELATED CORPORATIONS AND SUBSIDIARIES

19. As at 31st December, 2000, the corporations which, by virtue of Section 6 of the Act, are deemed to be related to the Issuer are as follows:-

    (a) Temasek and its subsidiaries (including SIA and its subsidiaries); and

    (b) the subsidiaries of the Issuer:-
    Aero Laundry & Linen Services Pte Ltd
    Asia-Pacific Star Private Limited
    SATS Airport Services Pte Ltd
    SATS Catering Pte Ltd
    SATS Security Services Pte Ltd
    SATS Apron Services Pte Ltd (liquidated)

GENERAL

20. No commission, discount or brokerage has been paid by the Issuer or other special terms granted by the Issuer within the two years preceding the date of this Information Memorandum or is payable to any Director, promoter, expert, proposed Director or any other person for subscribing or agreeing to subscribe, or procuring or agreeing to procure subscriptions, for any shares in, or debentures of, the Issuer or any of its subsidiaries.

21. No amount of cash or securities or benefit has been paid or given to any promoter within the two years preceding the date of this Information Memorandum or is proposed or intended to be paid or given to any promoter.

22. Save as disclosed in this Information Memorandum, the financial condition and operations of the Group are not likely to be affected by any of the following:-

    (a) known trends, demands, commitments, events or uncertainties that will result in or are reasonably likely to result in the Group's liquidity increasing or decreasing in any material way;

    (b) material commitments for capital expenditures;

    (c) unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from operations;

    (d) known trends or uncertainties that have had or that the Group reasonably expects to have a material favourable or unfavourable impact on revenues or operating income; and

    (e) any material information which may be relevant to the financial or trading prospects of the Issuer or the Group including special trading factors or risks, which are not mentioned elsewhere in this Information Memorandum or in any public announcement by the Issuer and which are unlikely to be known or anticipated by the general public and which could materially and adversely affect the profits of the Issuer or the Group.

CONSENTS

23. The Arrangers of the MTN Programme, the Solicitors to the Arrangers and the Trustee, the Solicitors to the Issuer, the Trustee, the Issuing and Paying Agent, the Agent Bank and the Auditors have given and have not withdrawn their respective written consents to the issue of this Information Memorandum with the references herein to their names and, where applicable, reports in the form and context in which they appear in this Information Memorandum.

STATEMENT BY DIRECTORS

24. This Information Memorandum has been seen and approved by the Directors and they collectively and individually accept full responsibility for the accuracy of the information given in this Information Memorandum and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other material facts the omission of which would make any statement herein misleading, and that this Information Memorandum constitutes full and true disclosure of all material facts about the Notes and the Group.

DOCUMENTS AVAILABLE FOR INSPECTION

25. Copies of the following documents may be inspected at the registered office of the Issuer at, 20, Airport Boulevard, SATS Inflight Catering Centre 1, Singapore 819659 during normal business hours for a period of six months from the date of this Information Memorandum:-

    (a) the Memorandum and Articles of Association of the Issuer;

    (b) the Trust Deed;

    (c) the material contracts referred to in paragraph 17 above;

    (d) the letters of consent referred to in paragraph 23 above; and

    (e) the audited accounts of the Issuer and its subsidiaries for each of the last two financial years ended 31st March, 1999 and 31st March, 2000.

FUNCTIONS, RIGHTS AND OBLIGATIONS OF THE TRUSTEE

26. The functions, rights and obligations of the Trustee are set out in the Trust Deed.

APPENDIX II

AUDITED FINANCIAL STATEMENTS OF SINGAPORE AIRPORT TERMINAL SERVICES LIMITED AND ITS SUBSIDIARIES FOR THE FINANCIAL YEAR ENDED 31ST MARCH, 2000

The information in this Appendix II has been reproduced from the Annual Report of the Issuer for the financial year ended 31st March, 2000 and has not been specifically prepared for inclusion in this Information Memorandum.

To The Members Of Singapore Airport Terminal Services Limited

We have audited the financial statements of Singapore Airport Terminal Services Limited set out on pages 50 to 74. These financial statements comprise the balance sheets of the Company and the Group as at 31 March 2000, the profit and loss accounts of the Company and the Group, and the cash flow statement of the Group for the year then ended. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

a) the financial statements are properly drawn up in accordance with the provision of the Companies Act and Statements of Accounting Standard so as to give a true and fair view of:
   i) the state of affairs of the Company and of the Group as at 31 March 2000, the results of the Company and of the Group, and the cash flows of the Group for the year then ended; and
   ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements.
b) the accounting and other records, and the registers required by the Act to be kept by the Company and those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.

ERNST & YOUNG
Certified Public Accountants

Dated this 16th day of May, 2000
Singapore

Profit and Loss Accounts

For The Year Ended 31 March 2000

		GROUP		COMPANY	
		1999-00	1998-99	**1999-00**	1998-99
	Notes	**$'000**	$'000	**$'000**	$'000
Revenue	3	**790,164**	746,147	**39,020**	39,902
Expenditure		**(608,806)**	(586,648)	**(28,367)**	(30,498)
Operating profit	4	**181,358**	159,499	**10,653**	9,404
Other income/(expense)					
Interest income	5	**1,992**	4,069	**1,297**	2,127
Financing charges	6	**(352)**	(7,959)	**(2,237)**	(9,304)
Income from short-term investments	7	**–**	(23,894)	**–**	(21,776)
Gross dividends from subsidiary companies		**–**	–	**107,137**	97,790
Gross dividends from associated companies		**–**	–	**6,589**	–
Share of results of associated companies		**17,523**	9,259	**–**	–
Provision for diminution in value of investment in an associated company		**(1,000)**	(2,313)	**(1,000)**	(2,313)
Profit before taxation		**199,521**	138,661	**122,439**	75,928
Taxation	8	**(39,466)**	(28,393)	**(21,132)**	(15,450)
Profit after taxation		**160,055**	110,268	**101,307**	60,478
Transfer to statutory reserve		**(344)**	(225)	**–**	–
Transfer from revenue reserve	11	**–**	–	**47,433**	20,922
		159,711	110,043	**148,740**	81,400
Dividends paid and proposed					
Interim dividend of 49.2% (1999: 44.0%) less income tax of 26.0%		**(36,415)**	(32,560)	**(42,205)**	(32,560)
Interim tax exempt dividend of 5.8% (1999: nil)		**(5,790)**	–	**–**	–
Special and final dividend of 143.0% (1999: nil) less income tax of 25.5% (1999: 26.0%)		**(106,535)**	–	**(106,535)**	–
Proposed final dividend of Nil (1999: 66%) less income tax of 25.5% (1999: 26.0%)		**–**	(48,840)	**–**	(48,840)
Profit retained	11	**10,971**	28,643	**–**	–
Basic and diluted earnings per share (cents)	9	**16**	11	**–**	–

The notes on pages 54 to 74 form an integral part of the financial statements.

At 31 March 2000

(Continue On Next Page)

	Notes	Group 2000 $'000	Group 1999 $'000	Company 2000 $'000	Company 1999 $'000
Authorised share capital					
2,000,000,000 (1999: 100,000,000)					
ordinary shares of $0.10 (1999: $1.00) each	10	**200,000**	100,000	**200,000**	100,000
Capital and reserves					
Issued share capital					
1,000,000,000 (1999: 100,000,000)					
ordinary shares of $0.10(1999: $1.00) each	10	**100,000**	100,000	**100,000**	100,000
Reserves					
Distributable		**510,345**	599,720	**233,641**	381,074
Non-distributable		**569**	225	**–**	–
	11	**510,914**	599,945	**233,641**	381,074
		610,914	699,945	**333,641**	481,074
Deferred taxation	12	**81,158**	69,915	**47,900**	41,000
Loan from immediate holding company	13	**45,195**	44,794	**45,195**	44,794
Term loan	14	**2,723**	3,343	**–**	–
Hire purchase creditors	15	**587**	968	**–**	–
		740,577	818,965	**426,736**	566,868
Represented by:					
Fixed assets	16				
Leasehold land and buildings		**325,458**	341,815	**321,005**	337,191
Progress payments		**336,876**	184,193	**268,653**	152,810
Others		**85,467**	93,575	**22**	5
		747,801	619,583	**589,680**	490,006
Investment in subsidiaries					
Unquoted shares, at cost		**–**	–	**42,015**	42,015
Long-term investments	17	**7,886**	7,886	**7,886**	7,886
Associated companies	18	**68,449**	62,346	**42,574**	45,277
Loans to third parties	19	**45,195**	44,794	**45,195**	44,794

At 31 March 2000

	Notes	Group 2000 $'000	Group 1999 $'000	Company 2000 $'000	Company 1999 $'000
Current assets					
Loans to third parties	19	**584**	588	**584**	588
Trade debtors	20	**49,369**	46,877	**243**	149
Other debtors	21	**34,232**	29,946	**32,651**	27,941
Related companies	22	**93,647**	177,887	**3,214**	29,069
Associated companies	18	**2,761**	507	**2,021**	340
Stocks	23	**9,097**	12,457	**–**	–
Fixed deposits		**16,041**	8,646	**15,541**	8,146
Cash and bank balances		**9,396**	4,318	**3,536**	678
		215,127	281,226	**57,790**	66,911
Less:					
Current liabilities					
Term loan	14	**620**	620	**–**	–
Short-term loan from immediate holding company	24	**160,000**	–	**160,000**	–
Short-term bank loan	25	**15,000**	–	**15,000**	–
Trade creditors		**102,761**	71,560	**2,550**	669
Other creditors	26	**21,453**	32,160	**16,849**	19,399
Related companies	22	**–**	–	**162,939**	59,851
Provision for taxation		**44,047**	43,690	**1,066**	1,262
Proposed dividend, net		**–**	48,840	**–**	48,840
		343,881	196,870	**358,404**	130,021
Net current (liabilities)/assets		**(128,754)**	84,356	**(300,614)**	(63,110)
		740,577	818,965	**426,736**	566,868

The notes on pages 54 to 74 form an integral part of the financial statements.

	Notes	1999-00 $'000	1998-99 $'000
Cash flows from operating activities			
Profit before taxation		**199,521**	138,661
Adjustments for:			
Income from investments & deposits		**(1,992)**	(9,555)
Interest expenses		**352**	7,959
Depreciation of fixed assets		**38,488**	42,258
Surplus on sale of fixed assets		**(27)**	(27)
Income from short-term investments		**–**	25,413
Provision for diminution in value of associated company		**1,000**	2,313
Share of results of associated companies		**(17,523)**	(9,259)
Operating profit before working capital changes		**219,819**	197,763
Increase in debtors		**(2,850)**	(1,388)
Decrease/(increase) in general consumable stores		**3,360**	(1,481)
Increase in amounts owing by related companies		**(2,967)**	(2,751)
Increase/(decrease) in creditors		**24,535**	(15,531)
(Increase)/decrease in amounts due from associated companies		**(893)**	121
Cash generated from operations		**241,004**	176,733
Interest paid to third parties		**(129)**	(254)
Tax paid		**(29,159)**	(18,837)
Net cash provided by operating activities		**211,716**	157,642
Cash flows from investing activities			
Purchase of fixed assets		**(170,787)**	(115,533)
Investment in associated companies		**–**	(1,921)
Decrease in short-term investment		**–**	112,969
Loans to third parties and associated companies		**(54)**	(3,148)
Dividends from associated companies		**5,920**	1,093
Proceeds from sale of fixed assets		**49**	40
Interest received from deposits		**1,808**	9,075
Dividends received from investments		**–**	1,358
Interest paid to immediate holding company		**(137)**	(11,077)
Net cash used by investing activities		**(163,201)**	(7,144)
Cash flows from financing activities			
Proceeds from loan from third party		**15,000**	–
Repayment of term loan		**(620)**	(620)
Proceeds from loans from immediate holding company		**160,401**	3,402
Capital reduction		**(100,000)**	–
Repayment of loan from immediate holding company		**–**	(146,451)
Repayment of hire purchase creditor		**(368)**	(354)
Dividends paid		**(197,580)**	(65,120)
Net cash used by financing activities		**(123,167)**	(209,143)
Net decrease in cash and cash equivalents		**(74,652)**	(58,645)
Cash and cash equivalents at beginning of financial year	27	**119,461**	178,106
Cash and cash equivalents at end of financial year	27	**44,809**	119,461

The notes on pages 54 to 74 form an integral part of the financial statements.

1. General

The Company, incorporated in Singapore, is a subsidiary of Singapore Airlines Limited and its ultimate holding company is Temasek Holdings (Private) Limited, both incorporated in Singapore. Related companies in these financial statements refer to members of the group of companies owned or controlled by Singapore Airlines Limited.

The Company is principally an investment holding company. Its other activities include rental of premises.

The principal activities of the Group are to provide the following services at Singapore Changi Airport to its airline customers:

- Ground handling services including airfreight handling services, passenger services, baggage handling services and apron services;
- Inflight catering services including aircraft interior cleaning and cabin handling services;
- Aviation security services; and
- Airline laundry services

There have been no significant changes in the nature of these activities during the financial year.

The subsidiary and associated companies as at 31 March 2000 were:

		Cost To Company 31 March		Percentage Of Equity Held By Group 31 March	
Name Of Company (Country Of Incorporation)	**Principal Activities (Place Of Business)**	**2000 $'000**	1999 $'000	**2000 %**	1999 %
Subsidiaries					
Held by the company					
SATS Apron Services Pte Ltd (Singapore)	Under voluntary liquidation (Singapore)	**6,000**	6,000	**100**	100
SATS Airport Services Pte Ltd (Singapore)	Airport ground handling services (Singapore)	**16,500**	16,500	**100**	100
SATS Catering Pte Ltd (Singapore)	Inflight catering services (Singapore)	**14,000**	14,000	**100**	100
SATS Security Services Pte Ltd (Singapore)	Aviation security services (Singapore)	**3,000**	3,000	**100**	100
Aero Laundry and Linen Services Pte Ltd (Singapore)	Providing and selling laundry and linen services (Singapore)	**2,515**	2,515	**100**	100
Asia-Pacific Star Pte Ltd (Singapore)	Dormant (Singapore)	**#**	#	**100**	100
		42,015	42,015		

 # Denotes less than $1,000

Name Of Company (Country Of Incorporation)	Principal Activities (Place Of Business)	Cost To Company 31 March 2000 $'000	Cost To Company 31 March 1999 $'000	Percentage Of Equity Held By Group 31 March 2000 %	Percentage Of Equity Held By Group 31 March 1999 %
Associated companies					
Maldives Inflight Catering Pte Ltd (Republic of Maldives)	Inflight catering services (Republic of Maldives)	**287**	287	**40.0**	40.0
Beijing Airport Inflight Kitchen Ltd (Peoples' Republic of China)	Inflight catering services (Peoples' Republic of China)	**13,882**	13,882	**40.0**	40.0
Beijing Aviation Ground Services Co Ltd (Peoples' Republic of China)	Airport ground handling services (Peoples' Republic of China)	**5,710**	5,710	**40.0**	40.0
AVISERV LTD (Pakistan)	Inflight catering services (Pakistan)	**3,313**	3,313	**49.0**	49.0
Tan Son Nhat Cargo Services Ltd (Vietnam)	Airport ground handling services (Vietnam)	**1,958**	1,958	**30.0**	30.0
Asia Airfreight Terminal Co Ltd (Hong Kong)	Airport ground handling services (Hong Kong)	**16,162**	16,162	**24.5**	24.5
SERVAIR – SATS Holding Company Pte Ltd (Singapore)	Investment holding company (Singapore)	**509**	509	**49.0**	49.0
MacroAsia-Eurest Catering Services, Inc (Philippines)	Inflight catering services (Philippines)	**2,027**	2,027	**20.0**	20.0
Taj Madras Flight Kitchen Limited (India)	Inflight catering services (India)	**1,901**	1,901	**30.0**	30.0
Singapore Airport Duty-Free Emporium (Pte) Ltd (Singapore)	Dormant (Singapore)	**1,560**	1,560	**24.0**	24.0
		47,309	47,309		

2. Significant Accounting Policies

a) Basis of accounting

The financial statements of the Company and of the Group are prepared under the historical cost convention and in accordance with applicable accounting standards.

The financial statements are expressed in Singapore dollars.

b) Basis of consolidation

The accounting year of the Company and all its subsidiary companies ends on 31 March and the consolidated financial statements incorporate the financial statements of the Company and all its subsidiary companies. Material intercompany balances and transactions are eliminated upon consolidation. The results of subsidiary companies acquired or disposed off during the financial year are included in or excluded from the respective dates of acquisition or disposal, as applicable.

On acquisition of a subsidiary company, any excess of the consideration over the net assets acquired is included in goodwill on consolidation and written off against the Group's reserves in the year in which it arises.

c) Fixed assets

Fixed assets are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition for its intended use. Expenditures for additions, improvements and renewals are capitalised and expenditures for maintenance and repairs are charged to the profit and loss account. When assets are sold or retired, their cost and accumulated depreciation are removed from the accounts and any gain or loss resulting from their disposal is included in the profit and loss accounts.

d) Unquoted investments

Unquoted investments held on a long-term basis are stated at cost. Provision is made for any diminution in value which is considered to be permanent.

e) Dividend and interest income from quoted investments

Dividend income from quoted equity investments is recognised when the shareholder's right to receive the payment is established. Interest income from quoted non-equity investments and fixed deposits is accrued on a day-to-day basis.

f) Subsidiary and associated companies

Shares in subsidiary and associated companies are stated at cost. Provision is made for any permanent diminution in value.

Subsidiary companies are those companies in which the Group holds more than 50% of the issued share capital and over which the Group exercises management control.

An associated company is defined as a company, not being a subsidiary, in which the Group has a long-term interest of not less than 20% (or more than 50%) of the issued share capital and in whose financial and operating policy decisions the Group exercises significant influence.

The Group's share of the profit/(loss) of associated companies is included in its consolidated profit and loss accounts of the Group and the Group's share of the post-acquisition changes in shareholder's equity is added to the value of investments in associated companies shown in the consolidated balance sheet. These amounts are taken from the latest audited financial statements of the associated company concerned, adjusted as appropriate, to the end of the financial year. The excess of the cost of acquisition over the Group's share of fair values of the net identifiable assets of the associated companies is dealt with as goodwill arising on consolidation. Such goodwill is written off against Group reserves in the year of acquisition.

g) **Stocks**

Stocks which consist mainly of equipment spare parts and food supplies, are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis.

h) **Deferred taxation**

Deferred taxation is provided, under the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognised for all temporary differences and are measured at the tax rates that are expected to apply to the period when the liability is settled, based on tax rates that have been enacted or subsequently enacted at the balance sheet date. Deferred tax benefits are not recognised unless there is reasonable expectation of their realisation.

i) **Cash and cash equivalents**

Cash and cash equivalents include bank balances and time and demand deposits held with immediate holding company.

j) **Depreciation of fixed assets**

Depreciation of fixed assets is calculated using the straight-line method to write off the cost of the assets over their estimated useful lives. The estimated useful lives are as follows:

Leasehold land rights and buildings	–	over the term of the lease or 30 years whichever is the shorter
Office fittings and fixtures	–	5 years
Fixed and mobile ground equipment and motor vehicles	–	1 to 10 years

No depreciation is provided for progress payments.

Fully depreciated fixed assets are retained in the financial statements until they are no longer in use and no further charge for depreciation is made in respect of these assets.

k) **Foreign currencies**

Foreign currency transactions are converted into the operating entity's functional currency at exchange rates closely approximating those prevailing on the transactions dates. Foreign currency monetary assets and liabilities are converted into the functional currency at year-end exchange rates. All foreign exchange differences arising from conversion are included in the profit and loss accounts.

For the purposes of consolidation, the net assets of the associated companies incorporated or established in foreign jurisdictions are translated into Singapore dollars at the exchange rates prevailing on the balance sheet date. The resultant gain or loss on translation are included in shareholder's equity as a foreign currency translation adjustment.

l) **Revenue recognition**

Revenue from ground handling, inflight catering, aviation security services and airline laundry are recognised upon the services being rendered.

m) **Income recognition**

Interest income is accrued on a day-to-day basis unless collectibility is in doubt.

3. Revenue

a) **Revenue**

Revenue represents rental income, airport terminal services, inflight catering, aviation security services and airline laundry services rendered by the Company and the Group. It excludes dividends, interest income and in respect of the Group, intra-Group transactions. Revenue is analysed as follows:

	Group		Company	
	1999-00	1998-99	**1999-00**	1998-99
	$'000	$'000	**$'000**	$'000
External customers	**326,519**	316,767	**4,719**	5,139
Immediate holding company	**443,753**	409,182	**3,252**	4,562
Subsidiary companies	**–**	–	**29,777**	28,865
Related companies	**19,892**	20,198	**1,272**	1,336
	790,164	746,147	**39,020**	39,902

b) **Analysis by activity**

	Group		Company	
	1999-00	1998-99	**1999-00**	1998-99
	$'000	$'000	**$'000**	$'000
Inflight catering services	**371,476**	346,393	**–**	–
Ground handling services	**365,735**	347,457	**–**	–
Others	**52,953**	52,297	**39,020**	39,902
	790,164	746,147	**39,020**	39,902

4. Operating Profit

	Group		Company	
	1999-00	1998-99	**1999-00**	1998-99
	$'000	$'000	**$'000**	$'000
Operating profit is stated after charging/(crediting):				
Depreciation of fixed assets	**38,488**	42,258	**16,226**	17,782
Directors' emoluments				
- Directors of the Company	**58**	41	**18**	13
- Other directors of subsidiaries	**901**	880	**–**	–
Auditors remuneration				
- Audit fee	**92**	90	**9**	9
- Non-audit fee	**294**	42	**261**	–
Exchange gain, net	**(225)**	(625)	**(241)**	(630)
Gain on sale of fixed assets	**(27)**	(27)	**(1)**	(3)
(Writeback)/provision for doubtful debts	**(1,108)**	1,154	**(2)**	2
Bad debts written off	**5**	163	**1**	4

5. Interest Income

	Group		Company	
	1999-00	1998-99	**1999-00**	1998-99
	$'000	$'000	**$'000**	$'000
Interest income from:				
Immediate holding company	**971**	3,349	**288**	1,422
Third parties	**787**	552	**775**	537
Associated companies	**234**	168	**234**	168
	1,992	4,069	**1,297**	2,127

6. Financing Charges

	Group		Company	
	1999-00	1998-99	**1999-00**	1998-99
	$'000	$'000	**$'000**	$'000
Interest expense on:				
Loan from immediate holding company	**219**	7,705	**219**	7,705
Loan from third parties	**133**	254	**4**	–
Deposit from subsidiaries	**–**	–	**2,014**	1,599
	352	7,959	**2,237**	9,304

7. Income From Short-Term Investments

	Group		Company	
	1999-00	1998-99	**1999-00**	1998-99
	$'000	$'000	**$'000**	$'000
Loss on foreign exchange	**–**	(3,967)	**–**	(3,236)
Gross dividends from quoted equity investments	**–**	1,237	**–**	1,152
Interest income from quoted non-equity investments	**–**	4,249	**–**	3,782
Loss on sale of quoted investments	**–**	(25,413)	**–**	(23,474)
	–	(23,894)	**–**	(21,776)

8. Taxation

	Group		Company	
	1999-00	1998-99	**1999-00**	1998-99
	$'000	$'000	**$'000**	$'000
Taxation in respect of profit for the year:				
- Current taxation	**32,169**	28,572	**20,849**	10,973
- Deferred taxation	**11,243**	7,795	**6,900**	4,988
Over accrual in respect of prior years	**(6,397)**	(9,240)	**(7,286)**	(511)
Associated companies	**2,451**	1,266	**669**	–
	39,466	28,393	**21,132**	15,450

The Company's taxation charge materially differs from the amount determined by applying the Singapore income tax of 25.5% to the profit before tax because of tax-exempt dividend received.

The Group's taxation charge for the year materially differs from the amount determined by applying the Singapore income tax of 25.5% to profit before tax because of non-deductible expenses and the difference in tax rates applicable to associated companies and investment allowance claimed.

9. Earnings Per Share

Earnings per share is calculated by dividing the profit after taxation by the Company's outstanding share capital of 1,000,000,000 shares of $0.10 each, which is after giving effect to a share split in March 2000 (Note 10).

For purposes of calculating diluted earnings per shares, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect on the exercise of all outstanding share option granted to employees. This dilutive effect is computed based on the difference between the number of shares under option and the number of shares that could have been issued at fair values. The fair value is assumed to be the offer price of the Company's ordinary shares in the initial public offering.

10. Share Capital

	Group 31 March 2000 $'000	Group 31 March 1999 $'000	Company 31 March 2000 $'000	Company 31 March 1999 $'000
Authorised:				
Balance at beginning of year				
100,000,000 ordinary shares of $1 each	**100,000**	100,000	**100,000**	100,000
Increase during the year				
100,000,000 ordinary shares of $1 each (1999: nil)	**100,000**	–	**100,000**	–
	200,000	100,000	**200,000**	100,000
Split 200,000,000 ordinary shares of $1 each into 2,000,000,000 ordinary shares of $0.10 each	**200,000**	–	**200,000**	–
Balance at end of the year				
2,000,000,000 ordinary shares of $0.10 each (1999: 100,000,000 ordinary shares of $1 each)	**200,000**	100,000	**200,000**	100,000
Issued and fully paid:				
Balance at beginning of year				
100,000,000 ordinary shares of $1 each	**100,000**	100,000	**100,000**	100,000
Issued during the year				
100,000,000 bonus ordinary shares issued (1999: nil) by way of capitalisation of $100,000,000 out of revenue reserve	**100,000**	–	**100,000**	–
Capital reduction by distribution of cash	**(100,000)**	–	**(100,000)**	–
	100,000	100,000	**100,000**	100,000
Sub-division of 100,000,000 ordinary shares of $1 each into 1,000,000,000 ordinary shares of $0.10 each	**100,000**	–	**100,000**	–
Balance at end of the year				
1,000,000,000 ordinary shares of $0.10 each (1999: 100,000,000 ordinary shares of $1 each)	**100,000**	100,000	**100,000**	100,000

As at 31 March 2000, there are approximately 19,124,800 unissued ordinary shares under the Singapore Airport Terminal Services Limited Employees Share Option Plan. These are exercisable at $2.50 per share between 28 March 2001 to 27 March 2010.

11. Reserves

	Group 31 March		Company 31 March	
	2000	1999	**2000**	1999
	$'000	$'000	**$'000**	$'000
Revenue reserve				
Balance at beginning of year	**591,508**	562,865	**381,074**	401,996
Transfer to share capital for issue of bonus ordinary shares by way of capitalisation of revenue reserve	**(100,000)**	–	**(100,000)**	–
Profit retained	**10,971**	28,643	**–**	–
Transfer to profit and loss account	**–**	–	**(47,433)**	(20,922)
Balance at end of year	**502,479**	591,508	**233,641**	381,074
Foreign currency translation reserve				
Balance at beginning of year	**8,212**	2,619	**–**	–
Net movement	**(346)**	5,593	**–**	–
Balance at end of year	**7,866**	8,212	**–**	–
Total distributable reserves	**510,345**	599,720	**233,641**	381,074
Statutory reserve				
Balance at beginning of year	**225**	–	**–**	–
Share of associated companies' statutory reserve	**344**	225	**–**	–
Balance at end of year	**569**	225	**–**	–
Total non-distributable reserves	**569**	225	**–**	–
Total reserves	**510,914**	599,945	**233,641**	381,074

12. Deferred Taxation

	Group		Company	
	2000	1999	**2000**	1999
	$'000	$'000	**$'000**	$'000
Balance at beginning of year	**69,915**	62,120	**41,000**	36,012
Provided during the year	**11,243**	7,795	**6,900**	4,988
Balance at end of year	**81,158**	69,915	**47,900**	41,000
The deferred taxation arises as a result of:				
Excess of net book value over tax written down value of fixed assets,	**82,661**	71,003	**47,908**	41,008
Less: Provisions	**(1,503)**	(1,088)	**(8)**	(8)
	81,158	69,915	**47,900**	41,000

13. Loan From Immediate Holding Company

Loan from immediate holding company is to finance the loan to August Skyfreighter 1994 Trust. It is unsecured and bears interest of rates ranging from 5.48% to 6.55% (1999: 5.48% to 9.25%) per annum. The loan has no fixed term of repayment and is scheduled to mature on 28 March 2007.

14. Term Loan

The term loan is repayable over 10 years commencing 31 July 1996 and bears interest at 1/4% per annum above the one month (Singapore) swap offer rate for the first five years and 3/8% per annum above the one month (Singapore) swap offer rate for the next five years. In respect of the current financial year, interest rates ranged from 1.26% to 4.2% (1999: 1.69% to 7.82%) per annum.

15. Hire Purchase Creditors

	Group 31 March	
	2000	1999
	$'000	$'000
Repayable within one year (included in other creditors)	**381**	368
Repayable after one year	**587**	968
	968	1,336

	Group 31 March	
	2000	1999
	$'000	$'000
The future payments under hire purchase are as follows:		
Financial year ended 2000	–	408
Financial year ended 2001	**408**	408
Financial year ended 2002	**408**	408
Financial year ended 2003	**186**	186
Financial year ended 2004	**9**	9
	1,011	1,419
Amounts representing interest	**(43)**	(83)
	968	1,336

16. Fixed Assets

GROUP

	At 1.4.99 $'000	Reclassifications $'000	Additions $'000	Disposals $'000	At 31.3.00 $'000
Cost					
Leasehold land and buildings	478,330	–	35	(3)	**478,362**
Fixed ground support equipment	186,265	–	4,165	(2,624)	**187,806**
Mobile ground support equipment	56,975	–	880	(1,663)	**56,192**
Furniture fittings and fixtures	20,206	55	1,855	(116)	**22,000**
Office & commercial equipment	27,479	2,437	3,640	(1,751)	**31,805**
Motor vehicles	26,729	–	978	(1,109)	**26,598**
	795,984	2,492	11,553	(7,266)	**802,763**
Progress payments	184,193	(2,492)	155,175	–	**336,876**
	980,177	–	166,728	(7,266)	**1,139,639**
Accumulated depreciation					
Leasehold land and buildings	136,515	–	16,392	(3)	**152,904**
Fixed ground support equipment	118,432	–	11,234	(2,624)	**127,042**
Mobile ground support equipment	47,501	–	4,622	(1,663)	**50,460**
Furniture fittings and fixtures	16,593	–	1,333	(116)	**17,810**
Office & commercial equipment	19,077	–	3,051	(1,730)	**20,398**
Motor vehicles	22,476	–	1,856	(1,108)	**23,224**
	360,594	–	38,488	(7,244)	**391,838**
Net book value	619,583				**747,801**

The net book value of fixed assets under hire purchase amounted to approximately S$1,535,000 (1999: S$1,788,000).

COMPANY

	At 1.4.99 $'000	Additions $'000	Disposals $'000	At 31.03.00 $'000
Cost				
Leasehold land and buildings	473,208	34	(3)	**473,239**
Fixed ground support equipment	7,430	–	–	**7,430**
Mobile ground support equipment	15,825	–	(377)	**15,448**
Office & commercial equipment	51	23	(3)	**71**
Motor vehicles	5,547	–	–	**5,547**
	502,061	57	(383)	**501,735**
Progress payments	152,810	115,843	–	**268,653**
	654,871	115,900	(383)	**770,388**
Accumulated depreciation				
Leasehold land and buildings	136,017	16,220	(3)	**152,234**
Fixed ground support equipment	7,430	–	–	**7,430**
Mobile ground support equipment	15,825	–	(377)	**15,448**
Office & commercial equipment	46	6	(3)	**49**
Motor vehicles	5,547	–	–	**5,547**
	164,865	16,226	(383)	**180,708**
Net book value	490,006			**589,680**

	Group		Company	
	1999-00 $'000	1998-99 $'000	**1999-00 $'000**	1998-99 $'000
Depreciation charge for the financial year				
Leasehold land and buildings	**16,392**	17,339	**16,220**	17,167
Fixed ground support equipment	**11,234**	13,035	–	–
Mobile ground support equipment	**4,622**	5,337	–	415
Furniture, fittings and fixtures	**1,333**	1,473	–	–
Office & commercial equipment	**3,051**	2,872	**6**	18
Motor vehicles	**1,856**	2,202	–	182
	38,488	42,258	**16,226**	17,782

17. Long-Term Investments

	Group 31 March		Company 31 March	
	2000 $'000	1999 $'000	**2000 $'000**	1999 $'000
Unquoted equity investment at cost	**12,738**	12,738	**12,738**	12,738
Provision for diminution in value of investments	**(4,852)**	(4,852)	**(4,852)**	(4,852)
	7,886	7,886	**7,886**	7,886

18. Associated Companies

	Group 31 March		Company 31 March	
	2000	1999	**2000**	1999
	$'000	$'000	**$'000**	$'000
Unquoted shares, at cost	**47,309**	47,309	**47,309**	47,309
Provision for diminution in value	**(3,313)**	(2,313)	**(4,735)**	(3,735)
Goodwill paid on acquisition	**(739)**	(739)	**–**	–
	43,257	44,257	**42,574**	43,574
Share of post-acquisition profit of associated companies	**16,757**	7,948	**–**	–
Share of statutory reserves of associated companies	**569**	225	**–**	–
Foreign currency translation adjustment	**7,866**	8,212	**–**	–
	68,449	60,642	**42,574**	43,574
Amounts receivable/(payable) on:				
- Current account	**935**	42	**195**	(125)
- Loans due from associated companies	**1,826**	2,169	**1,826**	2,168
	71,210	62,853	**44,595**	45,617
Receivable within one year	**(2,761)**	(507)	**(2,021)**	(340)
	68,449	62,346	**42,574**	45,277

Loans due from associated companies bear interest between 6% and 18.1% per annum. The loans are due from two associated companies, of which an amount of $573,000 is due in June 2000 and the remaining amount of $1,253,000 owing by another associated company is due in December 2000.

The amounts receivable/(payable) on current account are interest-free and have no fixed terms of repayment. Further details of associated companies are set out in Note 1.

19. Loans To Third Parties

	Group 31 March		Company 31 March	
	2000	1999	**2000**	1999
	$'000	$'000	**$'000**	$'000
Loan to August Skyfreighter 1994 Trust	**45,195**	44,794	**45,195**	44,794
Loan to Vietnam Airlines	**584**	588	**584**	588
	45,779	45,382	**45,779**	45,382
Repayable within one year	**584**	588	**584**	588
Repayable after one year	**45,195**	44,794	**45,195**	44,794
	45,779	45,382	**45,779**	45,382

The loan to August Skyfreighter 1994 Trust is unsecured and bears interest between 5.48% and 6.55% (1999: 5.48% to 6.15%) per annum. The loan is repayable on 28 March 2007.

The loan to Vietnam Airlines is unsecured and interest free. The loan is repayable within three years from the year Tan Son Nhat Cargo Services Ltd becomes profitable or from the fourth year after 15 December 1994 in three yearly instalments of not less than USD333,333 per year.

20. Trade Debtors

	Group 31 March		Company 31 March	
	2000	1999	**2000**	1999
	$'000	$'000	**$'000**	$'000
Trade debtors are stated after deducting provision for doubtful debts of	**3,745**	4,853	**30**	32
Analysis of the movements in provision for doubtful debts				
Balance at beginning of year	**4,853**	5,324	**32**	30
(Write back)/charge to profit & loss accounts	**(1,108)**	1,154	**(2)**	2
Amount written off against accounts receivable	**–**	(1,625)	**–**	–
	3,745	4,853	**30**	32
Bad debts written off directly to profit and loss accounts	**5**	163	**1**	4

21. Other Debtors

	Group 31 March		Company 31 March	
	2000	1999	**2000**	1999
	$'000	$'000	**$'000**	$'000
Staff loans	**6,868**	6,332	**6,827**	6,292
Prepaid expenses	**1,775**	1,294	**1,116**	753
Sundry receivables	**1,712**	2,186	**831**	762
Tax recoverable	**23,877**	20,134	**23,877**	20,134
	34,232	29,946	**32,651**	27,941

22. Related Companies

	Group 31 March		Company 31 March	
	2000	1999	**2000**	1999
	$'000	$'000	**$'000**	$'000
Deposits with immediate holding company	**19,372**	106,497	**3,214**	28,064
Amounts owing by/(to) immediate holding company	**72,768**	68,411	**(3,238)**	1,005
Amounts owing by/(to) related companies	**1,507**	2,979	**(1,299)**	(40)
Amounts owing to subsidiary companies	**–**	–	**(902)**	(1,311)
Deposits placed by subsidiary companies	**–**	–	**(157,500)**	(58,500)
	93,647	177,887	**(159,725)**	(30,782)

Deposits placed with the immediate holding company are available on demand and bear interest rates ranging from 1.29% to 2.38% (1999: 1.26% to 6.34%) per annum.

The amounts owing by/(to) the immediate holding and related companies are trade-related, interest-free and have no fixed terms of repayment.

The amounts owing to subsidiary companies are interest-free and have no fixed terms of repayment. The deposits placed by subsidiary companies bear interest rates ranging from 1.27% to 5.85% (1999: 1.27% to 5.85%) per annum.

23. Stocks

	Group 31 March	
	2000	1999
	$'000	$'000
Food supplies and dry stores	**4,737**	7,071
Technical spares	**4,121**	5,165
Stationery and office supplies	**39**	45
Uniforms	**172**	167
Fuel and oil	**28**	9
	9,097	12,457
Stocks are stated after deducting provision for slow moving stocks of	**450**	–
Analysis of the movements in provision for slow moving stocks:		
Balance at beginning of year	**–**	–
Charge to profit and loss account	**450**	–
Balance at end of year	**450**	–

24. Short-Term Loan From Immediate Holding Company

Short-term loan from immediate holding company is unsecured and bears interest ranging from 2.47% to 3.08% (1999: nil) per annum. The loan is repayable on 31 March 2001.

25. Short-Term Bank Loan

The short-term bank loan is unsecured and bears interest at 2.64% (1999: nil) per annum.

26. Other Creditors

	Group 31 March		Company 31 March	
	2000	1999	**2000**	1999
	$'000	$'000	**$'000**	$'000
Tender deposits	**1,071**	1,083	**365**	403
Accrued expenses	**10,078**	16,727	**9,185**	8,229
Purchase of fixed assets	**9,923**	13,982	**7,299**	10,767
Hire purchase creditors (note 15)	**381**	368	**–**	–
	21,453	32,160	**16,849**	19,399

27. Cash And Cash Equivalents

a) Cash and cash equivalents included in the Group's consolidated cash flow statement comprise the following balance sheet amounts:

	Group 31 March	
	2000	1999
	$'000	$'000
Fixed deposits	**16,041**	8,646
Cash and bank balances	**9,396**	4,318
Deposits with immediate holding company (note 22)	**19,372**	106,497
	44,809	119,461

b) Analysis of capital expenditure cash flow

	Group 31 March	
	2000	1999
	$'000	$'000
Addition of fixed assets	**166,728**	103,227
Adjustment for fixed assets acquired under credit terms	**4,059**	12,306
Cash invested in fixed assets	**170,787**	115,533

28. Related Party Transactions

The followings are transactions entered into by the Group with related parties at market rates:-

	Group		Company	
	2000	1999	**2000**	1999
	$'000	$'000	**$'000**	$'000
Services rendered by:				
Immediate holding company	**5,403**	–	**49**	–
Subsidiary companies	**–**	–	**500**	500
Related companies	**5,309**	2,182	**1,188**	1,262
	10,712	2,182	**1,737**	1,762
Sales to:				
Immediate holding company	**443,753**	409,182	**3,252**	4,562
Subsidiary companies	**–**	–	**29,777**	28,865
Related companies	**19,892**	20,198	**1,272**	1,336
	463,645	429,380	**34,301**	34,763

Other transactions with related parties are disclosed in notes 3, 5, 6 and 22.

29. Capital And Other Commitments

a) The Group has the following commitments for capital expenditure which have not been provided for in the financial statements:

	Group 31 March		Company 31 March	
	2000	1999	**2000**	1999
	$'000	$'000	**$'000**	$'000
Authorised and contracted for	**146,153**	266,253	**47,863**	138,648
Authorised but not contracted for	**122,223**	141,926	**66,724**	91,592
	268,376	408,179	**114,587**	230,240

b) The Group leases a leasehold building and two pieces of leasehold land under lease agreements. The lease of the leasehold building expires on 30 June 2024 and the leases of the leasehold land expire on 30 October 2022 and 30 July 2021. The leases of the leasehold properties contain provision for rental adjustments and the future minimum lease payments are as follows:

	Group		Company	
	2000	1999	**2000**	1999
	$'000	$'000	**$'000**	$'000
1999/2000	**–**	2,368	**–**	2,176
2000/2001	**2,365**	2,368	**2,173**	2,176
2001/2002	**2,365**	2,368	**2,173**	2,176
2002/2003	**2,365**	2,368	**2,173**	2,176
2003/2004	**2,365**	2,368	**2,173**	2,176
2004/2005	**2,365**	2,368	**2,173**	2,176
Remaining years	**43,437**	40,122	**39,540**	36,226
	55,262	54,330	**50,405**	49,282

30. Contingent Liabilities

Contingent liabilities not provided for in the financial statements are as follows:

	Group		Company	
	31 March		31 March	
	2000	1999	**2000**	1999
	$'000	$'000	**$'000**	$'000
a) Guarantees given to banks in connection with credit facilities granted to an associated company	**23,791**	24,060	**23,791**	24,060
b) Counter guarantees given to an associated company to guarantee payment for banking facilities granted to a joint venture company of the associated company	**1,264**	1,274	**1,264**	1,274
	25,055	25,334	**25,055**	25,334

31. Segment Reporting

The Company's operating businesses are organised and managed separately according to the nature of products and services provided, with each segment representing a strategic business unit that offers different products and services. The ground handling services segment provides mainly airport terminal services, such as air freight handling services, passenger services, baggage handling services and apron services. The inflight catering services segment is engaged mainly in the provision of inflight meals to the Group's airline customers. The other services segment includes provision of aviation security services, airline laundry and linen services and rental of premises.

Segment accounting policies are the same as the policies described in Note 2. The Group generally account for inter-segments sales and transfers as if the sales or transfers were to third parties at current market prices.

The following tables present revenue and net income information for the Group's industry segment for the years ended 31 March 1999 and 31 March 2000 and certain asset and liability information regarding the Group's industry segment as at 31 March 1999 and 31 March 2000.

BY INDUSTRY

	Catering $'000	Ground Handling/ Cargo $'000	Others $'000	Eliminations $'000	Total $'000
Financial year ended 31 March 2000					
Revenue					
External revenue	371,476	365,735	52,953	–	790,164
Inter-segment revenue	24	105	34,680	(34,809)	–
Total revenue	371,500	365,840	87,633	(34,809)	790,164
Operating profit	98,231	62,214	20,913	–	181,358
Interest income	1,279	1,183	1,544	(2,014)	1,992
Financing charges	–	–	(2,366)	2,014	(352)
Share of results of associated companies	4,082	13,438	3	–	17,523
Provision for diminution in value of investment in associated company	(1,000)	–	–	–	(1,000)
Profit before income tax	102,592	76,835	20,094	–	199,521
As at 31 March 2000					
Segment assets	397,489	497,470	118,289	–	1,013,248
Associated companies	29,273	41,769	168	–	71,210
Total assets	426,762	539,239	118,457	–	1,084,458
Total liabilities	82,775	85,096	305,673	–	473,544
Capital expenditures	99,211	66,931	586	–	166,728
Depreciation of fixed assets	14,621	22,638	1,229	–	38,488
Financial year ended 31 March 1999					
Revenue					
External revenue	346,393	347,457	52,297	–	746,147
Inter-segment revenue	–	100	33,695	(33,795)	–
Total revenue	346,393	347,557	85,992	(33,795)	746,147
Operating profit	80,201	59,619	19,679	–	159,499
Interest income	1,536	1,609	924	–	4,069
Financing charges	–	–	(7,959)	–	(7,959)
Income from short-term investments	–	–	(23,894)	–	(23,894)
Share of results of associated companies	3,516	5,728	15	–	9,259
Provision for diminution in value of investment in associated company	(2,313)	–	–	–	(2,313)
Profit before income tax	82,940	66,956	(11,235)	–	138,661

BY INDUSTRY (Continued)

	CATERING $'000	GROUND HANDLING/ CARGO $'000	OTHERS $'000	ELIMINATIONS $'000	TOTAL
As at 31 March 1999					
Segment assets	358,667	492,376	101,939	–	952,982
Associated companies	27,570	35,102	181	–	62,853
Total assets	386,237	527,478	102,120	–	1,015,835
Total liabilities	70,469	73,535	171,886	–	315,890
Capital expenditures	41,768	59,753	1,706	–	103,227
Depreciation of fixed assets	14,914	25,897	1,447	–	42,258

BY GEOGRAPHICAL LOCATION

	SINGAPORE $'000	OVERSEAS $'000	TOTAL $'000
Financial year ended 31 March 2000			
Revenue	790,164	–	790,164
Operating profit	181,358	–	181,358
Interest income	1,284	708	1,992
Financing charges	(352)	–	(352)
Share of results of associated companies	3	17,520	17,523
Provision for diminution in value of investment in associated company	–	(1,000)	(1,000)
Profit before income tax	182,293	17,228	199,521
As at 31 March 2000			
Segment assets	995,297	17,951	1,013,248
Associated companies	168	71,042	71,210
Total assets	995,465	88,993	1,084,458
Total liabilities	471,183	2,361	473,544
Capital expenditures	166,728	–	166,728
Depreciation of fixed assets	38,488	–	38,488

BY GEOGRAPHICAL LOCATION (Continued)

	SINGAPORE $'000	OVERSEAS $'000	TOTAL $'000
Financial year ended 31 March 1999			
Revenue	746,147	–	746,147
Operating profit	159,499	–	159,499
Interest income	3,682	387	4,069
Financing charges	(7,959)	–	(7,959)
Income from short-term investments	(23,894)	–	(23,894)
Share of results of associated companies	15	9,244	9,259
Provision for diminution in value of investment	–	(2,313)	(2,313)
Profit before income tax	131,343	7,318	138,661
As at 31 March 1999			
Segment assets	942,671	10,311	952,982
Associated companies	181	62,672	62,853
Total assets	942,852	72,983	1,015,835
Total liabilities	315,890	–	315,890
Capital expenditures	103,227	–	103,227
Depreciation of fixed assets	42,258	–	42,258

32. ADDITIONAL INFORMATION REQUIRED BY THE SGX-ST

1) **Directors' remuneration**

The number of directors of the Company whose emoluments fall within the following bands:

	THE COMPANY	
	2000 $'000	1999 $'000
$500,000 and above	–	–
$250,000 to $499,999	–	–
Below $250,000	7	4
	7	4

ANNOUNCEMENT OF INTERIM UNAUDITED RESULTS OF SINGAPORE AIRPORT TERMINAL SERVICES LIMITED FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2000

The Board of Directors of Singapore Airport Terminal Services Limited (SATS) wishes to make the following announcement:-

1. UNAUDITED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2000:-

	THE GROUP			THE COMPANY			THE GROUP
	Apr-Sep 2000 S$M	Apr-Sep 1999 S$M	Change %	Apr-Sep 2000 S$M	Apr-Sep 1999 S$M	Change %	Financial year 1999-2000 S$M
Revenue	437.2	382.5	+14.3	27.1	19.3	+40.4	790.2
Expenditure	(332.8)	(285.7)	+16.5	(21.0)	(13.6)	+54.4	(608.8)
OPERATING PROFIT	104.4	96.8	+7.9	6.1	5.7	+7.0	181.4
Financing charges	(2.5)	(0.1)	—	(4.5)	(0.7)	—	(0.3)
Interest income	1.2	1.0	+20.0	1.0	0.6	+66.7	2.0
Dividend from subsidiaries and associated companies	—	—	—	76.6	54.6	+40.3	—
Share of profits of associated companies	9.8	9.1	+7.7	—	—	—	17.5
Provision for diminution in value of investment in associated company	—	—	—	—	—	—	(1.0)
PROFIT BEFORE TAXATION	112.9	106.8	+5.7	79.2	60.2	+31.5	199.6
Taxation	(20.1)	(17.7)	+13.6	(14.9)	(8.1)	+84.0	(39.5)
PROFIT AFTER TAXATION	92.8	89.1	+4.2	64.3	52.1	+23.4	160.1

Notes:

(a) Operating profit is arrived at after charging/(crediting):-

Depreciation of fixed assets	18.7	19.3	-3.1	9.2	8.1	+13.6	38.5
Foreign exchange loss/(gain)	(0.1)	(0.5)	-80.0	(0.1)	(0.5)	-80.0	(0.2)

	THE GROUP			
	Apr-Sep 2000 S$M	Apr-Sep 1999 S$M	Change	Financial year 1999-2000 S$M
(b) Basic and diluted earnings per share (cents)	9.3	8.9	+0.4 cents	16.0
(c) Net tangible assets per share (cents)	68.9	74.6	-5.7 cents	61.1

2. SEGMENT INFORMATION

Analysis by business activity

	Revenue		Profit Before Financing Charges and Tax	
	Apr-Sep 2000 S$M	Apr-Sep 1999 S$M	Apr-Sep 2000 S$M	Apr-Sep 1999 S$M
Inflight catering	204.2	181.3	51.8	53.3
Ground handling	204.9	174.7	52.8	41.3
Other services *	28.1	26.5	10.8	12.3
Group	437.2	382.5	115.4	106.9

Other services include aviation security services, airline laundry services and leasing of office space to airline clients and cargo agents.

Analysis by geographical location

	Revenue		Profit Before Financing Charges and Tax	
	Apr-Sep 2000 S$M	Apr-Sep 1999 S$M	Apr-Sep 2000 S$M	Apr-Sep 1999 S$M
Singapore	437.2	382.5	105.6	97.8
Overseas	—	—	9.8	9.1
Group	437.2	382.5	115.4	106.9

3. UNAUDITED SUMMARISED BALANCE SHEETS AT 30 SEPTEMBER 2000

	THE GROUP		THE COMPANY	
	30.9.2000 S$M	30.9.1999 S$M	30.9.2000 S$M	30.9.1999 S$M
Share capital	100.0	100.0	100.0	100.0
Distributable reserves	588.4	645.8	282.9	391.0
Non-distributable reserves	0.5	0.5	—	—
Shareholders' funds	688.9	746.3	382.9	491.0
Deferred taxation	89.6	79.1	49.9	47.0
Long-term liabilities	49.6	49.1	46.7	45.3
	828.1	874.5	479.5	583.3
Represented by:-				
Fixed assets	817.2	696.2	614.5	552.4
Subsidiaries	—	—	42.0	42.0
Associated companies	74.1	65.2	44.3	44.8
Long-term investments	10.6	7.9	10.6	7.9
Loan to third parties	46.7	45.3	46.7	45.3
Current assets	275.7	269.7	121.9	95.7
Less: Current liabilities	(396.2)	(209.8)	(400.5)	(204.8)
	828.1	874.5	479.5	583.3

4. GROUP BORROWINGS

	Loans - unsecured	
	30.9.2000	31.3.2000
	S$M	S$M
Repayable within one year	176.0	176.0
Repayable after one year	49.6	48.5
	225.6	224.5

5. COMMENTS ON RESULTS

5.1 The Group's operating profit rose $8 million (+7.9%) to $104 million. Revenue was up $55 million (+14.3%), while expenditure increased $47 million (+16.5%). The profit before financing charges and tax of ground handling rose $12 million (+27.8%) but that of inflight catering fell $2 million (-2.8%) mainly as a result of start-up costs associated with the opening of the new inflight catering centre in July 2000. Profit before tax was $113 million, an increase of $6 million (+5.7%). Profit attributable to shareholders was up $4 million (+4.2%) to $93 million.

5.2 The current liabilities increased $186 million mainly because of the $160 million loan from the holding company – Singapore Airlines, repayable in March 2001.

5.3 The net tangible asset per share declined from 75 cents to 69 cents (-7.6%) as a result of an adjustment in share capital in March 2000 prior to the listing of the Company.

5.4 During the period under review, there were no pre-acquisition profits, or material adjustments for under or over provisions of taxation in respect of prior years.

5.5 No transaction or event of a material and unusual nature has arisen between 30 September 2000 and the date of this report which would substantially affect the results of the Group.

6. SHARE OPTIONS

6.1 On 3 July 2000, options were granted under the SATS Employee Share Option Plan ("Plan") to eligible employees to subscribe for 14,788,900 ordinary shares of $0.10 each of the Company ("Shares"), out of which options in respect of 14,136,600 Shares were accepted by the employees. The exercise periods of the said options commence on 3 July 2001 for Senior Executives (as defined under the Plan) or 3 July 2002 for other employees, and expire on 2 July 2010. The exercise price of the Shares under the said options is $2.10 per Share. As at 30 September 2000, options to subscribe for a total of 32,840,200 Shares are outstanding under the Plan. None of the options granted on 28 March 2000 or 3 July 2000 have been exercised to date.

7. OUTLOOK FOR SECOND HALF OF THE FINANCIAL YEAR

7.1 The outlook for air passenger and cargo growth in the Asia Pacific region remains positive.

7.2 Several airlines have increased flight frequencies in the coming Northern Winter schedule. This should result in an increase in revenue for the Group.

7.3 With the increase in employers' CPF contributions from next year, efforts will be made by the Group to improve productivity and contain staff costs.

7.4 The Group continues to seek growth opportunities overseas for both its ground handling and inflight catering business.

8. INTERIM DIVIDEND

8.1 An interim dividend of 20%, or 2 cents per 10 cents ordinary share, less 25.5% tax, has been declared. The net dividend will amount to $15 million.

9. CLOSURE OF BOOKS

9.1 Notice is hereby given that the Transfer Books and the Register of Members of the Company will be closed from 17 November 2000 to 20 November 2000 (both dates inclusive) for the preparation of dividend warrants. The interim dividend will be paid on 29 November 2000 to members on the Register as at 16 November 2000.

9.2 Duly completed transfers received by the Share Registrars, KPMG, at 138 Robinson Road #17-00 Hong Leong Centre, Singapore 068906 up to 5 pm on 16 November 2000 will be registered to determine shareholders' entitlements to the interim dividends.

BY ORDER OF THE BOARD

Annabelle Yip Wai Ping
Company Secretary

27 October 2000
Singapore

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